2009
Annual Report and Form 10-K



Our Growth Accelerators:

Process Control
OEMs
Safety
Information
Emerging Markets
Sustainability

LISTEN.
THINK.
SOLVE.®

Allen-Bradley · Rockwell Software

Rockwell Automation

Financial Highlights Continuing Operations

(dollars in millions, except per share amounts)	2007	2008	2009
Sales	$5,003.9	$5,697.8	**$4,332.5**
Segment operating earnings[1, 2]	984.7	1,025.2	**429.7**
Income from continuing operations[3]	569.3	577.6	**217.9**
Diluted earnings per share from continuing operations[3]	3.53	3.90	**1.53**
Sales by segment:			
Architecture & Software	$2,221.3	$2,419.7	**$1,723.5**
Control Products & Solutions	2,782.6	3,278.1	**2,609.0**

Sales (dollars in millions)



$5,003.9
$5,697.8
$4,332.5
2007
2008
2009

Segment Operating Earnings[1, 2] (dollars in millions)



$984.7
$1,025.2
$429.7
Control Products & Solutions
Architecture & Software
2007
2008
2009

Sales per Employee (dollars in thousands)



$250
$271
$228
2007
2008
2009

Free Cash Flow[4] (dollars in millions)



$531.0
$458.3
$430.8
2007
2008
2009

[1] Segment operating earnings in 2009 includes restructuring charges of $60.4 million.

[2] See Notes to Consolidated Financial Statements in Form 10-K for a reconciliation of this non-GAAP financial measure to income from continuing operations before income taxes.

[3] Income and diluted earnings per share from continuing operations includes restructuring charges of $41.8 million after tax, or $0.29 per diluted share, in 2009; special items of $30.4 million after tax, or $0.21 per diluted share, in 2008; and $27.7 million after tax, or $0.17 per diluted share, in 2007.

[4] Free Cash Flow is a non-GAAP financial measure. Please see Financial Condition in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) in Form 10-K for a complete definition and calculation of Free Cash Flow.

[5] Organic revenues exclude the effect of changes in currency exchange rates and acquisitions. See Supplemental Sales Information in Form 10-K for information on this non-GAAP financial measure.

Dear Shareowners:



Keith D. Nosbusch

Chairman of the Board and
Chief Executive Officer

As we enter fiscal 2010, we are a very different company than we were at the beginning of the last cycle, despite the fact that fiscal 2009 was clearly a very difficult year. Today, we have more growth opportunities, a broader portfolio, more domain expertise, enhanced industry knowledge, stronger global presence, and a mature productivity culture. Our six growth accelerators, which you will read about in this report, increase my confidence in the future. Process control, OEMs, safety, information, emerging markets, and sustainability will be key drivers of new value creation.

We have been working hard to manage through challenges in order to be strongly positioned when the industrial economy recovers. Over a year ago, we saw a slowdown coming and took early cost reduction actions in September 2008. However, business conditions deteriorated more rapidly than we expected and, for most of the year, we were mired in the deepest and broadest global recession of my career. The turmoil in the financial markets exacerbated the economic decline and contributed to most industrial companies' decisions to slow down production, cut spending and conserve cash.

In this economic environment, we experienced a full-year organic revenue decline of 19 percent[5], resulting in sales of $4.3 billion and diluted earnings per share from continuing operations of $1.53. By the end of the year, demand levels in our product businesses stabilized. In our solutions businesses, order rates declined throughout the year.

Despite these challenges, I want to highlight several key accomplishments in 2009:

- We acted decisively to right-size the cost structure, achieving $300 million of savings.
- We struck a balance between cutting costs in the short term and preserving long term investments in our core technologies, global domain expertise, and commercial investments, particularly in emerging markets.
- We also generated strong free cash flow of $431 million[4] by quickly aligning inventory levels to lower demand, effectively managing receivables in a difficult credit environment, and appropriately constraining capital spending.

We have demonstrated our ability to execute through the downturn and are well positioned to outperform the underlying markets during the recovery.

At a glance

Annual Sales:
$4.3 billion

Global Headquarters:
Milwaukee, Wisconsin, USA

Trading Symbol:
NYSE: ROK

Employees:
19,000

Serving customers in more than 80 countries

Our Long-Term Growth and Performance Strategy

Our long-term strategy hasn't changed:

- Generate sustainable, above-market organic revenue growth
- Drive 3-4 percent annual cost productivity to fuel disciplined reinvestment while maintaining operating leverage
- Build intellectual capital and deploy human and financial resources to the highest Return On Invested Capital (ROIC) opportunities


Revenue
Sustained secular, organic growth
- Expanded served market
- Target highest growth markets
- Acquisitions as catalysts
Generate 3-4 percent annual cost productivity & maintain operating leverage
Reinvestment
Deploy human and financial resources to highest-ROIC opportunities
Intellectual Capital

Throughout this challenging year we continued to adhere to our strategy, and believe we are well positioned for the years ahead of us. Success will be measured by how well we perform against our long-term financial goals:

- Revenue growth of 6 – 8 percent
- Double digit EPS growth
- Greater than 20 percent ROIC

We believe we have the innovative technology, great employees and partners, along with the financial strength to achieve these goals by capitalizing on manufacturing trends that will give birth to a new era of industrial productivity.

Manufacturing and Technology Trends

We are seeing an important new manufacturing trend – the transformation of IT-connected manufacturing to an optimized plant and supply network. Three important drivers comprise this new trend: plant-wide optimization, the agile supply chain, and sustainable production. All three drivers intersect inside the factory.

Plant-wide optimization helps our customers improve productivity, achieve faster time to market and higher quality at a lower cost. It is where control, power, communication and information technologies converge, enabling manufacturers to continuously improve performance throughout the plant lifecycle. The factory floor becomes a focal point for close interaction with the entire value chain and external organizations.

The supply chain is becoming an increasingly important link in an optimized plant and supply network, one that can produce to demand and minimize inventories. Sustainable production allows companies to manufacture goods in a way that is cleaner, safer, and more energy efficient. Each of these drivers comes together to create an optimized plant and supply network that helps our customers achieve their business goals.


Plant-wide Optimization
Enterprise Business Systems
Sustainable Production
Factory
Agile Supply Chain
Distribution Center
OEMs
Customer

Automation markets have historically grown at a rate in excess of GDP growth, primarily because automation investments are not just about capacity expansion. In developed countries, investments tend to target getting more output from existing assets and reducing costs. Drivers in developed countries are productivity, operational optimization, and flexible manufacturing.

In emerging markets, capacity expansion has been and will continue to be a growth driver. As these economies become more consumer-driven, the need for automation to enable choice and manufacturing flexibility will increase in importance. Globally, we are helping customers meet their regulatory compliance requirements and sustainability objectives.

Logix: Still a Game-changing Technology

Nearly a decade ago, we redefined the market expectation for control by launching the Logix platform. Prior to Logix, it was accepted that each control discipline would be delivered on a separate platform.

Logix revolutionized control. It is now the leading plant-wide control platform for multi-discipline, scalable, information-enabled control, based on open communication standards. With Logix as the foundation, we have also invested in premier compatibility with our intelligent motor control and information portfolio to build our industry-leading integrated architecture. As we continue to invest in Logix and our integrated architecture we broaden our capabilities in three key areas:

- Expanded scalability to support a broader range of applications such as machine builders with simpler machines
- Converged, secure Ethernet and integrated information
- Energy as a new integrated discipline

Our Logix products keep industries productive and moving

The growth opportunity for Logix is still great because it is a dynamic platform with an ever-growing range of capabilities.











A core technology enabler of Logix for enterprise and supply chain connectivity is the secure infrastructure built upon standard, unmodified Ethernet. This is essential to unify plant floor control and IT and the reason why we are partnering with Cisco. This Ethernet infrastructure will support unified communications where multiple modes of business communication can be seamlessly integrated – data, voice, video and mobility.

The evolution of Rockwell Automation's integrated architecture, Logix and intelligent motor control products addresses these technology trends to help us deliver greater value to our customers.

Process Control

Expansion of DCS capabilities

OEMs

Scalable and flexible solutions for multiple machine types

Safety

Employee and property protection, product safety

Information

Software for optimization and decision making

Emerging Markets

China, India, SE Asia, Latin America and emerging EMEA

Sustainability

Energy, environment, safety

Next Cycle Growth Accelerators

Process control, OEMs, safety, information, emerging markets, and sustainability will be the major growth accelerators as we emerge from the recession. We have invested in these areas before and through the downturn. Indeed, the revenue diversification strategy that we began executing six years ago anticipated the importance of these growth accelerators.

Process Control



Process remains our largest growth opportunity. As a $20+ billion market, this opportunity is attractive for its sheer size and our anticipated ability to expand the portion we can serve. We are investing in new platform capabilities and adding domain expertise to continue to expand our served market deeper into continuous process applications.

ICS Triplex and Pavilion Technologies, two acquisitions with unmatched expertise in process applications, provide differentiation to plant-wide control capabilities and allow us to serve a full breadth of safety and advanced process control applications.

Our strategy is working. In the past five years we have significantly increased our served process market. Many process customers now recognize us as a Distributed Control System (DCS) provider. PlantPAx® – our process automation system – is gaining traction across our customer base. In 2009, Control magazine's Readers' Choice gave us 31 first place finishes for process control.

Our systems and solutions capabilities allow us to serve significantly larger continuous process applications. During 2009, we acquired Rutter Hinz, a Canadian engineering company with strength in oil and gas and other process industries. Finally, we have on-boarded a number of new solutions partners who are using PlantPAx with new customers. Now more than ever, you should see us winning in heavy industries and continuous process applications.

Original Equipment Manufacturers (OEMs)

The machine builder industry is a large available market for Rockwell Automation products. EMEA comprises about 50 percent of our total opportunity. Asia-Pacific has grown to become the second largest OEM market. Both regions represent a significant opportunity for Rockwell Automation to continue to expand its reach beyond North America. Scalable, intelligent, information-enabled solutions for machines is one of the keys to success.

Other key success factors include an OEM engagement model that concentrates on delivering the right mix of resources, competency, and execution to help OEMs lower their total cost to design, develop, and deliver machines to end users.

During the past year, we worked with OEM customers to design more Rockwell Automation products into their machine designs; we expect to benefit as the economy improves and machine volumes return. Our field sales realignment dedicates resources that are knowledgeable about OEM customers' requirements and focused on conversion to our products and platforms.





Safety

Safety is a large market that is growing faster than general automation. We serve the machinery and process safety segments, which are both attractive as they demand a highly differentiated portfolio and application expertise.

Our strategy is to extend our leadership position by expanding our product portfolio and organizational competency. In 2009, we experienced continued success in our safety business. While safety sales did decline year-over-year, the decline was less significant than that experienced in the broader automation market. We made considerable progress in expanding our already broad offering with the launch of advanced motion safety and our light curtains from the CEDES acquisition.

We have the most comprehensive safety offering in the industry. In 2009, we reached the number one overall position in machine and process safety. Safety is a great success story for Rockwell Automation and will be an exciting business in 2010 and beyond.

Information

Automation software and information software are two core capability areas required to serve current and future customer needs and are a logical extension of our foundation in control.



Automation software is primarily configuration and visualization software and is closely aligned to the control platform. Information software is a broad range of capabilities that sit above the automation layer and utilize real-time data generated by the control system and plant-floor devices to optimize assets and integrate the plant floor, the enterprise business system, and the supply chain.

We group information software into three solutions areas that allow our customers to optimize their enterprises:

- Operations and manufacturing intelligence
- Real-time compliance and sustainability
- Model-based control and optimization

In the near term, we are still in development and investment mode for what we believe is an attractive long-term opportunity, with a market size of over $3 billion and growing faster than automation markets as a whole. Our Pavilion and Incuity acquisitions greatly expanded our portfolio of solutions in the information software space. The market is still highly fragmented, and some of the growth will come from conversion and upgrades of customers' aging homegrown systems that are costly to support and maintain.

Our long-term goals in software are to significantly increase market share in the next cycle, improve margins by developing and delivering repeatable applications, and accelerate our growth with niche acquisitions and partnering.





Emerging Markets

As the manufacturing world shifts its center of gravity toward emerging markets, Rockwell Automation is shifting as well. Automation growth rates in emerging markets are expected to be 50 percent higher than growth rates in developed countries. There are several fundamental drivers of this growth.

First, these economies are evolving into consumer economies with improving standards of living and greater demand for manufactured goods. Second, the population in emerging markets is placing additional strain on energy resources, which simultaneously spurs sustainability improvements and capacity investments. And lastly, there is still stimulus-related infrastructure spending occurring, particularly in China.

Today about half of our sales are earned, and over half of our employees work, outside the United States. Our results reflect the benefits of our investments in the emerging markets; we ended the year with almost 20 percent of our sales in emerging markets. This percentage more than doubled over the last decade.

In 2009, we acquired Xi'an Hengsheng Science & Technology Limited. This acquisition strengthens our ability to deliver engineering solutions primarily to our customers in China.

Growth in the emerging markets is the linchpin to achieving our goal of generating 60 percent of our revenue outside the United States by 2013.



Sustainability

Sustainability is the newest growth accelerator. It presents an exciting opportunity for Rockwell Automation, given our core expertise in improving efficiency and reducing waste throughout the manufacturing process.

The next generation of smart technology will help manufacturers meet environmental goals such as reducing emissions and can transform a factory into a smart node on the Smart Grid. Utilizing power from renewable sources, reducing power consumption, and adopting eco-friendly waste and recycling initiatives are required to make factories more environmentally friendly.

By capitalizing on Smart Grid initiatives with existing industrial technologies, we estimate that companies will be able to save about 10 percent of their total industrial electrical energy costs.

Rockwell Automation's vision is to transform factories from passive to active energy management through sensing, communication, control and optimization. Our new portfolio of solutions for industrial energy management includes an integrated system based on industrial automation and information technology. Manufacturers can now measure the energy input into products, treating it as part of the ingredients of the product, not just an overhead cost.

Most important to consumers, sustainable production will allow manufacturers to produce safer products. This is all about helping our customers manage risks and protect their brand integrity.

The Future

Our strong balance sheet and liquidity position provide the financial flexibility needed to manage through the economic cycle without compromising our long-term strategy or our commitment to innovation. At the end of 2009, our net debt-to-capital ratio was 17 percent. Our free cash flow was extremely strong in fiscal 2009 at $431 million or nearly 200 percent of net income[4]. We had no short-term borrowings outstanding at the end of 2009, and our next long-term debt maturity is not until 2017.

In addition, we have a wealth of intellectual capital with 19,000 dedicated employees and domain expertise about a diverse range of industries and applications. We work in more than 80 countries and leverage a PartnerNetwork of more than 5,000 companies worldwide.

2009 WORLD'S MOST ETHICAL COMPANIES WWW.ETHISPHERE.COM

We have the integrity to stand behind our promises. Our annual Corporate Responsibility report, available on our website, provides the highlights and metrics of our progress to make our operations cleaner, safer, and more energy-efficient. It also outlines what we are doing to underscore the importance of ethics and integrity to our business success. We were pleased to be recognized by Ethisphere as one of the World's Most Ethical Companies for the second consecutive year.



Finally, we have the technology leadership, industry experience, and customer relationships to accelerate growth through the six strategic areas we have outlined. This is a powerful combination and alignment of resources. We are cautiously optimistic about the return of economic stability in 2010 and highly confident of our ability to capitalize on new opportunities. We are committed to our long-term growth and performance strategy and expect the end result will be a superior long-term investment.

Thank you for your continued support and trust in Rockwell Automation.

Keith Nosbusch

Keith D. Nosbusch


Rockwell
Automation
PowerFlex

Our mission is to improve the standard of living for everyone by making the world more productive and sustainable. Manufacturing spawns innovation and creates wealth around the world. It has a powerful multiplier effect generating 1.37 times additional economic activity per unit of output. Ever-increasing productivity gains raise living standards for both consumers and manufacturers.

Rockwell Automation Officers



Keith D. Nosbusch
Chairman of the Board and
Chief Executive Officer



Sujeet Chand
Senior Vice President,
Chief Technology Officer



Kent G. Coppins
Vice President and
General Tax Counsel



Theodore D. Crandall
Senior Vice President and
Chief Financial Officer



David M. Dorgan
Vice President
and Controller



Steven A. Eisenbrown
Senior Vice President



Steven W. Etzel
Vice President
and Treasurer



Douglas M. Hagerman
Senior Vice President,
General Counsel and Secretary



John P. McDermott
Senior Vice President



John M. Miller
Vice President and
Chief Intellectual Property Counsel



Rondi Rohr-Dralle
Vice President,
Investor Relations and
Corporate Development



Robert A. Ruff
Senior Vice President



Susan J. Schmitt
Senior Vice President,
Human Resources



A. Lawrence Stuever
Vice President
and General Auditor



Martin Thomas
Senior Vice President,
Operations and Engineering Services

Rockwell Automation Board of Directors



Keith D. Nosbusch
Chairman of the Board and
Chief Executive Officer



Betty C. Alewine
Retired President and
Chief Executive Officer,
COMSAT Corporation



Verne G. Istock
Retired Chairman
and President,
Bank One Corporation



Barry C. Johnson, Ph.D.
Retired Dean, College
of Engineering,
Villanova University



William T. McCormick, Jr.
Retired Chairman and
Chief Executive Officer,
CMS Energy Corporation



Donald R. Parfet
Managing Director,
Apjohn Group, LLC



Bruce M. Rockwell
Retired Executive Vice President,
Fahnestock & Co. Inc.



David B. Speer
Chairman and
Chief Executive Officer,
Illinois Tool Works Inc.



Joseph F. Toot, Jr.
Retired President and
Chief Executive Officer,
The Timken Company

General Information

Rockwell Automation

Global Headquarters
1201 South Second Street
Milwaukee, WI 53204
414.382.2000
www.rockwellautomation.com

Investor Relations

Securities analysts should call:
Rondi Rohr-Dralle
Investor Relations
414.382.8510

Corporate Public Relations

Members of the news media should call:
John A. Bernaden
Corporate Communications
414.382.2555

Annual Meeting

The company's annual meeting of shareowners will be held in its Global Headquarters at 1201 South Second Street, Milwaukee, Wisconsin, on Tuesday, February 2, 2010, at 5:30 p.m. CST. A notice of the meeting and proxy materials will be furnished to shareowners in December 2009.

Shareowner Services

BNY Mellon Shareowner Services, our transfer agent and registrar, maintains the records for our registered shareowners and can help you with a variety of shareowner related services. You can access your shareowner account in one of the following three ways:

Internet

Log on to www.bnymellon.com/shareowner/isd for convenient access 24 hours a day, 7 days a week for online services including account information, change of address, transfer of shares, lost certificates, dividend payment elections and additional administrative services.

If you are interested in receiving shareowner information electronically, enroll in MLink℠, a self-service program that provides electronic notification and secure access to shareowner communications. To enroll, follow the MLink enrollment instructions when you access your shareowner account via www.bnymellon.com/shareowner/isd

Telephone

Call BNY Mellon Shareowner Services at one of the following numbers:
Inside the United States: 800.204.7800
Outside the United States: 201.680.6578

In Writing

Correspondence about share ownership, dividend payments, transfer requirements, change of address, lost certificates and account status may be directed to:
BNY Mellon Shareowner Services
PO Box 358010, Pittsburgh, PA 15252-8010

Shareowners wishing to transfer stock should send their written request, stock certificate(s) and other required documents to:
BNY Mellon Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016

Registered or overnight mail should be sent to:
BNY Mellon Shareowner Services
500 Ross Street
6th Floor
Pittsburgh, PA 15262

A copy of our annual report (including Form 10-K) may be obtained without charge by writing to:
Rockwell Automation
Shareowner Relations
1201 South Second Street, E-7F19
Milwaukee, WI 53204
Or call 414.382.8410. Other investor information is available in the Investor Relations section of our website at www.rockwellautomation.com

Shareowners needing further assistance should contact Rockwell Automation Shareowner Relations by telephone at 414.382.8410 or email at shareownerrelations@ra.rockwell.com

Investor Services Program

Under the BNY Mellon Shareowner Services Program for shareowners of Rockwell Automation, shareowners of record may select to reinvest all or a part of their dividends, to have cash dividends directly deposited in their bank accounts and to deposit share certificates with the agent for safekeeping. These services are all provided without charge to the participating shareowner.

In addition, the program allows participating shareowners at their own cost to make optional cash investments in any amount from $100 to $100,000 per year or to sell all or any part of the shares held in their accounts. Participation in the program is voluntary, and shareowners of record may participate or terminate their participation at any time. For full details of the program, direct inquiries to:

BNY Mellon Shareowner Services
PO Box 358035
Pittsburgh, PA 15252-8035
800.204.7800 or 201.680.6578
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
555 East Wells Street, Suite 1400
Milwaukee, WI 53202
414.271.3000

Transfer Agent and Registrar

BNY Mellon Shareowner Services
PO Box 358010
Pittsburgh, PA 15252-8010
800.204.7800 or 201.680.6578

Stock Exchange

Common Stock (Symbol: ROK)
New York Stock Exchange

Ombudsman

Questions or concerns about accounting, internal controls or auditing matters and the company's business conduct should be reported to:
Ombudsman
Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, WI 53204
Telephone: (800) 552-3589
Email: ombudsman@rockwell.com

Form 10-K

Rockwell Automation

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009.

Commission file number 1-12383

Rockwell Automation, Inc.
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**25-1797617** *(I.R.S. Employer Identification No.)*
1201 South 2nd Street **Milwaukee, Wisconsin** *(Address of principal executive offices)*	**53204** *(Zip Code)*

Registrant's telephone number, including area code:
(414) 382-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of registrant's voting stock held by non-affiliates of registrant on March 31, 2009 was approximately $3.0 billion.

142,253,411 shares of registrant's Common Stock, par value $1 per share, were outstanding on October 31, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the Proxy Statement for the Annual Meeting of Shareowners of registrant to be held on February 2, 2010 is incorporated by reference into Part III hereof.

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "project", "plan", "expect", "anticipate", "will", "intend" and other similar expressions may identify forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, many of which are beyond our control, including but not limited to:

- economic changes in global markets where we compete, such as currency exchange rates, inflation rates, recession, interest rates and the volatility and disruption of the capital and credit markets for us, our customers and our suppliers;
- laws, regulations and governmental policies affecting our activities in the countries where we do business;
- successful development of advanced technologies and demand for and market acceptance of new and existing products;
- general global and regional economic, business or industry conditions, including levels of capital spending in industrial markets;
- the availability, effectiveness and security of our information technology systems;
- competitive product and pricing pressures;
- disruption of our operations due to natural disasters, acts of war, strikes, terrorism, or other causes;
- intellectual property infringement claims by others and the ability to protect our intellectual property;
- our ability to successfully address claims by taxing authorities in the various jurisdictions where we do business;
- our ability to attract and retain qualified personnel;
- the uncertainties of litigation;
- disruption of our distribution channels;
- the availability and price of components and materials;
- successful execution of our cost productivity, restructuring and globalization initiatives; and
- other risks and uncertainties, including but not limited to those detailed from time to time in our Securities and Exchange Commission filings.

These forward-looking statements reflect our beliefs as of the date of filing this report. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. See Item 1A. ***Risk Factors*** for more information.

Item 1. *Business*

General

Rockwell Automation, Inc. (the Company or Rockwell Automation) is a leading global provider of industrial automation power, control and information solutions that help manufacturers achieve a competitive advantage for their businesses. Our products and services are designed to meet our customers' needs to reduce total cost of ownership, maximize asset utilization, improve time to market and reduce manufacturing business risk.

The Company was incorporated in Delaware in 1996 in connection with a tax-free reorganization completed on December 6, 1996, pursuant to which we divested our former aerospace and defense businesses (the A&D Business) to The Boeing Company (Boeing). In the reorganization, the former Rockwell International Corporation

(RIC) contributed all of its businesses, other than the A&D Business, to the Company and distributed all capital stock of the Company to RIC's shareowners. Boeing then acquired RIC. RIC was incorporated in 1928.

On January 31, 2007, we divested our Dodge mechanical and Reliance Electric motors and motor repair services businesses. These were the principal businesses of our former Power Systems operating segment. We sold these businesses to Baldor Electric Company (Baldor) for $1.8 billion, comprised of $1.75 billion in cash and approximately 1.6 million shares of Baldor common stock. During 2007, we reported an after-tax gain on the sale of $868.2 million ($5.39 per diluted share). The results of operations and gain on sale of these businesses are reported in income from discontinued operations in the Financial Statements for all periods presented.

As used herein, the terms "we", "us", "our", the "Company" or "Rockwell Automation" include subsidiaries and predecessors unless the context indicates otherwise. Information included in this Annual Report on Form 10-K refers to our continuing businesses unless otherwise indicated.

Whenever an Item of this Annual Report on Form 10-K refers to information in our Proxy Statement for our Annual Meeting of Shareowners to be held on February 2, 2010 (the 2010 Proxy Statement), or to information under specific captions in Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations*** (MD&A), or in Item 8. ***Financial Statements and Supplementary Data*** (the Financial Statements), the information is incorporated in that Item by reference. All date references to years and quarters refer to our fiscal year and quarters unless otherwise stated.

Operating Segments

We have two operating segments: Architecture & Software and Control Products & Solutions. In 2009, our total sales were $4.3 billion. Financial information with respect to our operating segments, including their contributions to sales and operating earnings for each of the three years in the period ended September 30, 2009, is contained under the caption **Results of Operations** in MD&A, and in Note 18 in the Financial Statements.

Our Architecture & Software operating segment is headquartered in Mayfield Heights, Ohio, and our Control Products & Solutions operating segment is headquartered in Milwaukee, Wisconsin. Both operating segments conduct business in North America, Europe, Middle East and Africa, Asia Pacific and Latin America.

Architecture & Software

Our Architecture & Software operating segment recorded sales of $1.7 billion (40 percent of our total sales) in 2009. The Architecture & Software segment contains all of the elements of our integrated control and information architecture capable of controlling the customer's plant floor and connecting with their manufacturing enterprise. Architecture & Software has a broad portfolio of products, including:

- Control platforms that perform multiple control disciplines and monitoring of applications, including discrete, batch, continuous process, drives control, motion control and machine safety control. Our platform products include controllers, electronic operator interface devices, electronic input/output devices, communication and networking products, industrial computers and condition-based monitoring systems. The information-enabled Logix controllers provide integrated multi-discipline control that is modular and scaleable.
- Software products that include configuration and visualization software used to operate and supervise control platforms, advanced process control software and manufacturing execution software (MES) that addresses information needs between the factory floor and a customer's enterprise business system. Examples of MES applications are production scheduling, asset management, tracking, genealogy and manufacturing business intelligence.
- Other Architecture & Software products, including rotary and linear motion control products, sensors and machine safety components.

The major competitors of our Architecture & Software operating segment include Siemens AG, Mitsubishi Corp., ABB Ltd, Honeywell International Inc., Schneider Electric SA and Emerson Electric Co.

Architecture & Software's products are marketed primarily under the Allen-Bradley®, A-B®, Rockwell Software® and FactoryTalk® brand names. Major markets served include food and beverage, automotive, oil and gas, metals, mining, home and personal care and life sciences.

Control Products & Solutions

Our Control Products & Solutions operating segment recorded 2009 sales of $2.6 billion (60 percent of our total sales). The Control Products & Solutions segment combines a comprehensive portfolio of intelligent motor control and industrial control products with the customer support and application knowledge necessary to implement an automation or information solution on the plant floor. This comprehensive portfolio includes:

- Low voltage and medium voltage electro-mechanical and electronic motor starters, motor and circuit protection devices, AC/DC variable frequency drives, contactors, push buttons, signaling devices, termination and protection devices, relays and timers and condition sensors.
- Value-added packaged solutions, including configured drives, motor control centers and custom-engineered panels for Original Equipment Manufacturer (OEM) and end-user applications.
- Automation and information solutions, including custom-engineered hardware and software systems for discrete, process, motion, safety, drives and manufacturing information applications.
- Services designed to help maximize a customer's automation investment and provide total life-cycle support, including multi-vendor customer technical support and repair, asset management, training and predictive and preventative maintenance.

The major competitors of our Control Products & Solutions operating segment include Siemens AG, ABB Ltd, Schneider Electric SA, Honeywell International Inc. and Emerson Electric Co.

Control Products & Solutions products are marketed primarily under the Allen Bradley®, A-B® and ICS Triplex™ brand names. Major markets served include food and beverage, oil and gas, metals, mining, automotive, pulp and paper and life sciences.

Geographic Information

In 2009, sales to customers in the United States accounted for 51 percent of our total sales. Our principal markets outside of the United States are in Canada, China, the United Kingdom, Italy, and Brazil. See Item 1A. ***Risk Factors*** for a discussion of risks associated with our operations outside of the United States. Sales and property information by major geographic area for each of the past three years is contained in Note 18 in the Financial Statements.

Competition

Depending on the product or service involved, our competitors range from large diversified businesses that sell products outside of industrial automation, to smaller companies that specialize in niche products and services. Factors that influence our competitive position include the breadth of our product portfolio and scope of solutions, technology leadership, knowledge of customer applications, large installed base, established distribution network, quality of products and services, price and global presence.

Distribution

In the United States and Canada, we sell our products primarily through independent distributors that typically do not carry products that compete with Allen-Bradley® products. We sell large systems and service offerings principally through a direct sales force, though opportunities are sometimes identified through distributors. Outside the United States and Canada, we sell products through a combination of direct sales and sales through distributors. Sales to our largest distributor in 2009, 2008 and 2007 were between 9 and 10 percent of our total sales.

Research and Development

Our research and development spending for the years ended September 30, 2009, 2008 and 2007 was $170.0 million, $191.3 million, and $166.9 million, respectively. Customer-sponsored research and development was not significant in 2009, 2008 or 2007.

Employees

At September 30, 2009 we had approximately 19,000 employees. Approximately 8,300 were employed in the United States, and, of these employees, about two percent were represented by various local or national unions.

Raw Materials and Supplies

We purchase many items of equipment, components and materials used to produce our products from others. The raw materials essential to the conduct of each of our business segments generally are available at competitive prices. Although we have a broad base of suppliers and subcontractors, we depend upon the ability of our suppliers and subcontractors to meet performance and quality specifications and delivery schedules. See Item 1A. ***Risk Factors*** for a discussion of risks associated with our reliance on third party suppliers.

Backlog

Our total order backlog at September 30 was (in millions):

	2009	2008
Architecture & Software	$130.6	$ 161.2
Control Products & Solutions	761.3	872.6
	$891.9	$1,033.8

Backlog is not necessarily indicative of results of operations for future periods due to the short-cycle nature of most of our sales activities. Backlog orders scheduled for shipment beyond 2010 were approximately $73.2 million as of September 30, 2009.

Environmental Protection Requirements

Information about the effect of compliance with environmental protection requirements and resolution of environmental claims is contained in Note 17 in the Financial Statements. See also Item 3. ***Legal Proceedings***.

Patents, Licenses and Trademarks

We own or license numerous patents and patent applications related to our products and operations. Various claims of patent infringement and requests for patent indemnification have been made to us. We believe that none of these claims or requests will have a material adverse effect on our financial condition. While in the aggregate our patents and licenses are important in the operation of our business, we do not believe that loss or termination of any one of them would materially affect our business or financial condition. See Item 1A. ***Risk Factors*** for a discussion of risks associated with our intellectual property.

The Company's name and its registered trademark "Rockwell Automation®" is important to each of our business segments. In addition, we own other important trademarks that we use, such as "Allen-Bradley®," "A-B®" and "ICS Triplex™" for our control products and systems for industrial automation, and "Rockwell Software®" and "FactoryTalk®" for our software products.

Seasonality

Our business segments are not subject to significant seasonality. However, the calendarization of our results can vary and may be affected by the seasonal spending patterns of our customers due to their annual budgeting processes and their working schedules.

Available Information

We maintain an Internet site at http://www.rockwellautomation.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act), as well as our annual report to shareowners and Section 16 reports on Forms 3, 4 and 5, are available free of charge on this site as soon as reasonably practicable after we file or furnish these reports with the Securities and Exchange Commission (SEC). All reports we file with the SEC are also available free of charge via EDGAR through the SEC's website at http://www.sec.gov. Our Guidelines on Corporate Governance and charters for our Board Committees are also available at our Internet site. These Guidelines and charters are also available in print to any shareowner upon request. The information contained on and linked from our Internet site is not incorporated by reference into this Annual Report on Form 10-K.

The certifications of our Chief Executive Officer and Chief Financial Officer required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are included as Exhibits to this Annual Report on Form 10-K and were included as Exhibits to each of our Quarterly Reports on Form 10-Q filed during 2009. Our Chief Executive Officer certified to the New York Stock Exchange (NYSE) on March 4, 2009 pursuant to Section 303A.12 of the NYSE's listing standards that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards as of that date.

Item 1A. *Risk Factors*

In the ordinary course of our business, we face various strategic, operating, compliance, and financial risks. These risks could have an impact on our business, financial condition, operating results and cash flows. Many of our most significant risks are set forth below and elsewhere in this Annual Report on Form 10-K. We can mitigate these risks and their impact on the company only to a limited extent.

Our Enterprise Risk Management (ERM) process seeks to identify and address significant risks. Our ERM process is a company wide initiative that is designed with the intent of prioritizing risks and giving risks appropriate consideration. We use the integrated risk framework of the Committee of Sponsoring Organizations (COSO) to assess, manage, and monitor risks.

A council of senior executives prioritizes identified risks based on the severity and likelihood of each risk and assigns an executive to address each major identified risk area and lead action plans to mitigate risks, where possible. Our Board of Directors provides oversight of the ERM process and reviews identified risks deemed most significant. The Audit Committee also reviews major financial risk exposures and the steps management has taken to monitor and seek to control them.

Our goal is to proactively manage risks in a structured approach and in conjunction with strategic planning, with the intent to preserve and enhance shareowner value. However, these and other risks and uncertainties could cause our results to vary materially from recent results or from our anticipated future results.

We generate a substantial portion of our revenues from international sales and are subject to the risks of doing business in many countries.

Approximately 49 percent of our revenues in 2009 were outside of the U.S. Future growth rates and success of our business depend in large part on growth in our non-U.S. sales. Numerous risks and uncertainties affect our non-U.S. operations. These risks and uncertainties include political and economic instability, changes in laws, regulations and policies, including those related to tariffs, investments, taxation, trade controls, employment regulations and repatriation of earnings, and enforcement of contract and intellectual property rights. International transactions may also involve increased financial and legal risks due to differing legal systems and customs, including risks of non-compliance with U.S. and local laws affecting our activities abroad. In addition, we are affected by changes in foreign currency exchange rates, inflation rates and interest rates. While these factors and their impacts are difficult to predict, any one or more of them could adversely affect our business, financial condition or operating results.

An inability to respond to changes in customer preferences could result in decreased demand for our products.

Our success depends in part on our ability to anticipate and offer products that appeal to the changing needs and preferences of our customers in the various markets we serve. Developing new products requires high levels of innovation and the development process is often lengthy and costly. If we are not able to anticipate, identify, develop and market products that respond to changes in customer preferences, demand for our products could decline and our operating results would be adversely affected.

A global recession, adverse changes in business or industry conditions and volatility and disruption of the capital and credit markets may result in additional decreases in our revenues and profitability.

Recent global economic events, including the tightening of credit markets and the failures or material deteriorations of financial institutions and other entities, have resulted in a global recession. If these conditions continue or worsen, we could experience additional declines in revenues, profitability and cash flow due to reduced orders, payment delays, supply chain disruptions or other factors caused by economic challenges faced by our customers, prospective customers and suppliers.

Demand for our products is sensitive to changes in levels of global or regional industrial production and the financial performance of major industries that we serve. As economic activity slows or credit markets tighten, companies tend to reduce their levels of capital spending, which could result in decreased demand for our products.

Our ability to access the credit markets, and the related costs of these borrowings, is affected by the strength of our credit rating and current market conditions. If our access to credit, including the commercial paper market, is adversely affected due to a change in market conditions or otherwise, our cost of borrowings may increase or our ability to fund operations may be reduced.

Information technology infrastructure failures could disrupt our business.

We depend heavily on our information technology (IT) infrastructure in order to achieve our business objectives. If we experience a problem that impairs this infrastructure, a problem with the functioning of an important IT application, a breach of security or an intentional disruption of our IT systems, the resulting disruptions could impede our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on our business in the ordinary course. Any such events could cause us to lose customers or revenue and could require us to incur significant expense to eliminate these problems and address related security concerns.

We are implementing a global Enterprise Resource Planning (ERP) system that will redesign and deploy new processes, organization structures and a common information system over a period of several years. Significant roll-outs of the system occurred at our U.S. locations and certain locations in Mexico and Europe in 2007 to 2009, and are scheduled to continue at additional locations in 2010 and beyond. As we implement the ERP system, the new system may not perform as expected. This could have an adverse effect on our business.

There are inherent risks in our growing solutions businesses.

Risks inherent in the sale of systems and solutions include assuming greater responsibility for project completion and success, defining and controlling contract scope, efficiently executing projects, and managing the efficiency and quality of our subcontractors. If we are unable to control, manage, and mitigate these risks, our results of operations could be adversely affected.

Our industry is highly competitive.

We face strong competition in all of our market segments in several significant respects. We compete based on product performance, quality, integrated systems and applications that address our customers' business challenges, pricing and customer service. The relative importance of these factors differs across the markets and product areas that we serve. We seek to maintain acceptable pricing levels by continually developing advanced technologies for new products and product enhancements and offering complete solutions for our customers' business problems. If we fail to keep pace with technological changes or to provide high quality products and services, we may experience price erosion and lower revenues and margins. We expect the level of competition to remain high in the future, which could limit our ability to maintain or increase our market share or profitability.

A disruption to our distribution channel could reduce our revenues.

In the United States and Canada, approximately 90 percent of our sales is through a limited number of distributors. In certain other countries, the majority of our sales is also through a limited number of distributors. While we maintain the right to appoint new distributors, any unplanned disruption to the existing channel could adversely affect our revenues. A disruption could result from the sale of a distributor to a competitor, financial instability of a distributor, or other events.

Potential liabilities and costs from litigation (including asbestos claims) could increase our costs.

Various lawsuits, claims and proceedings have been or may be asserted against us relating to the conduct of our business, including those pertaining to product liability, safety and health, employment and contract matters. We have been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos that was used in certain of our products many years ago. The uncertainties of litigation (including asbestos claims) and the uncertainties related to the collection of insurance coverage make it difficult to predict the ultimate resolution.

We have, from time to time, divested certain of our businesses. In connection with these divestitures, certain lawsuits, claims and proceedings may be instituted or asserted against us related to the period that we owned the businesses, either because we agreed to retain certain liabilities related to these periods or because such liabilities fall upon us by operation of law. In some instances, the divested business has assumed the liabilities; however, it is possible that we might be responsible to satisfy those liabilities if the divested business is unable to do so.

Intellectual property infringement claims could harm our business and our customers.

Others may assert intellectual property infringement claims against us or our customers. We regularly provide a limited intellectual property indemnity in connection with our terms and conditions of sale to our customers and in other types of contracts with third parties. Indemnification payments and legal costs to defend claims could be costly. In addition, we own the rights to many patents, trademarks, brand names and trade names that are important to our business. The loss of patents or licenses used in principal portions of our business may have an adverse effect on our results of operations. Expenses related to enforcing our intellectual property rights could be significant.

We rely on vendors to supply raw materials, including commodities, which creates certain risks and uncertainties that may adversely affect our business.

Our manufacturing processes require that we buy a high volume of equipment, components and raw materials, including commodities such as copper, aluminum and steel. Our reliance on suppliers of these raw materials involves certain risks, including:

- poor quality can adversely affect the reliability and reputation of our products;
- the cost of these purchases may change due to inflation, exchange rates, commodity market volatility or other factors;
- we may not be able recover any increase in costs for these purchases through price increases to our customers; and
- a shortage of components, commodities or other materials could adversely affect our manufacturing efficiencies and ability to make timely delivery.

Any of these uncertainties could adversely affect our profitability and ability to compete. We also maintain several single-source supplier relationships, because either alternative sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity, or price considerations. Unavailability or delivery delays of single-source components or products could adversely affect our ability to ship the related product in a timely manner. The effect of unavailability or delivery delays would be more severe if associated with our higher volume and more profitable products. Even where alternative sources of supply are available, qualifying the alternate suppliers and establishing reliable supplies could cost more or could result in delays and a loss of revenues.

Potential liabilities and costs for environmental remediation could reduce our profits.

Our operations, both in the United States and abroad, are subject to regulation by various environmental regulatory authorities concerned with the impact of the environment on human health, the limitation and control of emissions and discharges into the air, ground and waters, the quality of air and bodies of water, and the handling, use and disposal of specified substances. Environmental laws and regulations can be complex and may change. Our financial responsibility to clean up contaminated property or for natural resource damages may extend to previously owned or used properties, waterways and properties owned by unrelated companies or individuals, as well as properties that we currently own and use, regardless of whether the contamination is attributable to prior owners. We have been named as a potentially responsible party at cleanup sites and may be so named in the future, and the costs associated with these current and future sites may be significant.

We must successfully defend any claims from taxing authorities to avoid an adverse effect on our tax expense and financial position.

We conduct business in many countries, which requires us to interpret the income tax laws and rulings in each of those taxing jurisdictions. Due to the ambiguity of tax laws among those jurisdictions as well as the subjectivity of factual interpretations, our estimates of income tax liabilities may differ from actual payments or assessments. Claims by taxing authorities related to these differences could have an adverse impact on our operating results and financial position.

Our competitiveness depends on successfully executing our globalization and cost productivity initiatives.

Our globalization strategy includes localization of our products and services to be closer to our customers and identified growth opportunities. Localization of our products and services includes expanding our capabilities, including supply chain and sourcing activities, product design, manufacturing, engineering, marketing and sales and support. These activities expose us to risks, including those related to political and economic uncertainties, transportation delays, labor market disruptions, and challenges to protect our intellectual property. In addition, we continue with our initiative to invest in actions to reduce our cost structure. The failure to achieve our objectives on these initiatives could have an adverse effect on our operating results.

We face the potential harms of natural disasters, terrorism, acts of war, international conflicts or other disruptions to our operations.

Natural disasters, acts or threats of war or terrorism, international conflicts, and the actions taken by governments in response to such events could cause damage to or disrupt our business operations, our suppliers or our customers, and could create political or economic instability. Although it is not possible to predict such events or their consequences, these events could decrease demand for our products, make it difficult or impossible for us to deliver products.

Our business success depends on attracting and retaining qualified personnel.

Our success depends in part on the efforts and abilities of our management team and key employees. Their skills, experience and industry knowledge significantly benefit our operations and administration. The failure to attract and retain members of our management team and key employees could have a negative effect on our operating results.

Risks associated with acquisitions could have an adverse effect on us.

We have acquired, and will continue to acquire, businesses in an effort to enhance shareowner value. Acquisitions involve risks and uncertainties, including:

- difficulties in integrating the acquired business, retaining the acquired business' customers, and achieving the expected benefits of the acquisition, such as revenue increases, cost savings and increases in geographic or product presence, in the desired time frames;
- loss of key employees of the acquired business;
- difficulties implementing and maintaining consistent standards, controls, procedures, policies and information systems; and
- diversion of management's attention from other business concerns.

Future acquisitions could result in debt, dilution, liabilities, increased interest expense, restructuring charges and amortization expenses related to intangible assets.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

At September 30, 2009, we operated 55 plants. Manufacturing space occupied approximately 4.8 million square feet, of which 52 percent was in the United States and Canada. Our Architecture & Software segment occupied approximately 0.7 million square feet, our Control Products & Solutions segment occupied approximately 2.9 million square feet and the remaining approximately 1.2 million square feet of manufacturing space was shared by our operating segments. We also had 269 sales and administrative offices and a total of 28 warehouses, service centers and other facilities. The aggregate floor space of our facilities was approximately 10.6 million square feet. Of this floor space, we owned approximately 22 percent and leased approximately 78 percent. At September 30, 2009, approximately 266,000 square feet of floor space was not in use, mostly in owned facilities.

There are no major encumbrances (other than financing arrangements, which in the aggregate are not significant) on any of our plants or equipment. In our opinion, our properties have been well maintained, are in sound operating condition and contain all equipment and facilities necessary to operate at present levels.

Item 3. *Legal Proceedings*

Rocky Flats Plant. RIC operated the Rocky Flats Plant (the Plant), Golden, Colorado, from 1975 through December 1989 for the Department of Energy (DOE). Incident to Boeing's acquisition of RIC in 1996, we agreed to indemnify RIC and Boeing for any liability arising out of RIC's activities at the Plant to the extent such liability is not assumed or indemnified by the U.S. government.

On January 30, 1990, a class action was filed in the United States District Court for the District of Colorado against RIC and another former operator of the Plant. The action alleges the improper production, handling and disposal of radioactive and other hazardous substances, constituting, among other things, violations of various environmental, health and safety laws and regulations, and misrepresentation and concealment of the facts relating thereto. On October 8, 1993, the court certified separate medical monitoring and property value classes. Effective August 1, 1996, the DOE assumed control of the defense of the contractor defendants, including RIC, in the action and has either reimbursed or paid directly the costs of RIC's defense. On February 14, 2006, a jury empanelled to try certain of the class action plaintiffs' property damage claims found the contractor defendants liable for trespass and nuisance, and awarded $176 million in compensatory damages and $200 million in punitive damages against the two defendants. The jury also found RIC to be 10% responsible for the trespass and 70% responsible for the nuisance. On June 2, 2008, the district court entered judgment against RIC in the amount of $598 million, including prejudgment interest. RIC has appealed the judgment, at the direction of the DOE. Execution of the judgment is currently stayed. By letter dated June 5, 2008, the DOE confirmed its obligation to indemnify RIC for any judgment or settlement arising out of this action and attorney's fees and other costs associated with this action, and acknowledged that the ultimate financial responsibility for this action lies with the U.S. government. Accordingly, we do not believe that the action will have a material adverse effect on our financial condition.

On May 4, 2005, RIC filed a claim with the DOE, seeking recovery of $11.3 million in unreimbursed costs incurred in defense of a qui tam suit against RIC related to Rocky Flats. On September 30, 2005, the DOE Contracting Officer denied that claim and demanded repayment of $4 million in previously reimbursed defense costs. On November 10, 2005, RIC appealed both aspects of the Contracting Officer's decision regarding defense costs to the Civilian Board of Contract Appeals (Board). On July 9, 2007, the Board ruled that RIC was not entitled to be reimbursed for costs incurred by it in defense of the qui tam action and that the DOE was entitled to be repaid the previously reimbursed costs. As a result of further proceedings, on December 17, 2008 the Board held allowable those costs incurred by RIC in defense of claims other than the claims on which it was found liable in the qui tam case. The actual amounts that RIC may be required to repay to the DOE and that the DOE must reimburse RIC will be determined in further proceedings. The DOE has appealed the Board's previous ruling in that proceeding, and RIC has cross-appealed.

McGregor, Texas NWIRP Facility Environmental Claim. RIC operated the Naval Weapons Industrial Reserve Plant (NWIRP) in McGregor, Texas from 1958 through 1978 for the United States Navy. Incident to Boeing's acquisition of RIC in 1996, we agreed to indemnify RIC and Boeing for any liability arising out of RIC's activities at the NWIRP to the extent such liability is not assumed or indemnified by the U.S. government.

On December 3, 2007, the United States Department of Justice (DOJ) notified RIC that the United States Navy was seeking to recover environmental cleanup costs incurred at the NWIRP. The DOJ now asserts that it has incurred more than $50 million (excluding interest, attorneys fees and other indirect costs) in environmental cleanup costs at the NWIRP, and it believes that it may have a potential cause of action against RIC and other former contractors at the NWIRP for recovery of those costs. Along with the initial notification, the DOJ also proposed a tolling agreement so that the parties could discuss settlement. RIC and several other former contractors have entered into the tolling agreement with the DOJ. To date, no lawsuit has been filed and only one settlement discussion has taken place. Moreover, we believe that RIC has several meritorious defenses to the DOJ's claim. At this time, RIC has indicated that it cannot estimate its potential exposure in this matter, if any, but it intends to continue discussion with the DOJ.

Asbestos. We (including our subsidiaries) have been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos that was used in certain components of our products many years ago. Currently there are thousands of claimants in lawsuits that name us as defendants, together with hundreds of other companies. In some cases, the claims involve products from divested businesses, and we are indemnified for most of the costs. However, we have agreed to defend and indemnify asbestos claims associated with products manufactured or sold by our Dodge mechanical and Reliance Electric motors and motor repair services businesses prior to their divestiture by us, which occurred on January 31, 2007. We also are responsible for half of the costs and liabilities associated with asbestos cases against RIC's divested measurement and flow control business. But in all cases, for those claimants who do show that they worked with our products or products of divested businesses for which we are responsible, we nevertheless believe we have meritorious defenses, in substantial part due to the integrity of the products, the encapsulated nature of any asbestos-containing components, and the lack of any impairing medical condition on the part of many claimants. We defend those cases vigorously. Historically, we have been dismissed from the vast majority of these claims with no payment to claimants.

We have maintained insurance coverage that we believe covers indemnity and defense costs, over and above self-insured retentions, for claims arising from our former Allen-Bradley subsidiary. Following litigation against Nationwide Indemnity Company and Kemper Insurance, the insurance carriers that provided liability insurance coverage to Allen-Bradley, we entered into separate agreements on April 1, 2008 with both insurance carriers to further resolve responsibility for ongoing and future coverage of Allen-Bradley asbestos claims. In exchange for a lump sum payment, Kemper bought out its remaining liability and has been released from further insurance obligations to Allen-Bradley. Nationwide administers the Kemper buyout funds and has entered into a cost share agreement with us to pay the substantial majority of future defense and indemnity costs for Allen-Bradley asbestos claims once the Kemper buyout funds are depleted. We believe that these arrangements will continue to provide coverage for Allen-Bradley asbestos claims throughout the remaining life of the asbestos liability.

The uncertainties of asbestos claim litigation make it difficult to predict accurately the ultimate outcome of asbestos claims. That uncertainty is increased by the possibility of adverse rulings or new legislation affecting asbestos claim litigation or the settlement process. Subject to these uncertainties and based on our experience defending asbestos claims, we do not believe these lawsuits will have a material adverse effect on our financial condition.

Foreign Corrupt Practices Act. As a result of an internal review, we determined during the fourth quarter of 2006 that actions by a small number of employees at certain of our operations in one jurisdiction may have violated the U.S. Foreign Corrupt Practices Act (FCPA) or other applicable laws. We and some of our distributors do business in this jurisdiction with government owned enterprises or government owned enterprises that are evolving to commercial businesses. These actions involved payments for non-business travel expenses and certain other business arrangements involving potentially improper payment mechanisms for legitimate business expenses. Special outside counsel has been engaged to investigate the actions and report to the Audit Committee. Their review is ongoing.

We voluntarily disclosed these actions to the DOJ and the SEC beginning in September 2006. We have implemented thorough remedial measures, and are cooperating on these issues with the DOJ and SEC. We have agreed to update the DOJ and SEC periodically regarding any further developments as the investigation continues.

If violations of the FCPA occurred, we may be subject to consequences that could include fines, penalties, other costs and business-related impacts. We could also face similar consequences from local authorities. We do not believe the consequences of this investigation, the remediation or any related penalties or business related impacts will have a material adverse effect on our business, results of operations or financial condition.

Other. Various other lawsuits, claims and proceedings have been or may be instituted or asserted against us relating to the conduct of our business, including those pertaining to product liability, environmental, safety and health, intellectual property, employment and contract matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, we believe the disposition of matters that are pending or have been asserted will not have a material adverse effect on our business or financial condition.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of 2009.

Item 4A. ***Executive Officers of the Company***

The name, age, office and position held with the Company and principal occupations and employment during the past five years of each of the executive officers of the Company as of October 31, 2009 are:

Name, Office and Position, and Principal Occupations and Employment	Age
Keith D. Nosbusch — Chairman of the Board since February 2005 and President and Chief Executive Officer	58
Sujeet Chand — Senior Vice President and Chief Technology Officer since September 2005; Vice President and Chief Technical Officer prior thereto	51
Kent G. Coppins — Vice President and General Tax Counsel	56
Theodore D. Crandall — Senior Vice President and Chief Financial Officer since October 2007; Interim Chief Financial Officer from April 2007 to October 2007; Senior Vice President prior thereto	54
David M. Dorgan — Vice President and Controller	45
Steven A. Eisenbrown — Senior Vice President	56
Steven W. Etzel — Vice President and Treasurer since November 2007; Assistant Treasurer from November 2006 to November 2007; Director, Finance from January 2006 to November 2006; Vice President, Risk Management and Financial Planning prior thereto	49
Douglas M. Hagerman — Senior Vice President, General Counsel and Secretary	48
John P. McDermott — Senior Vice President	51
John M. Miller — Vice President and Chief Intellectual Property Counsel	42
Rondi Rohr-Dralle — Vice President, Investor Relations and Corporate Development	53
Robert A. Ruff — Senior Vice President	61
Susan J. Schmitt — Senior Vice President, Human Resources since July 2007; Director, Human Resources United Kingdom and European Functions, Kellogg Company (producer of cereal and convenience foods) from August 2006 to July 2007; Vice President, Human Resources, U.S. Morning Foods division of Kellogg Company prior thereto	46
A. Lawrence Stuever — Vice President and General Auditor	57
Martin Thomas — Senior Vice President, Operations and Engineering Services since February 2007; Vice President, Operations and Engineering Services from November 2005 to February 2007; President, General Electric's Trailer Fleet Services and Modular Space businesses (leasing for modular space and tractor trailers) prior thereto	51

There are no family relationships, as defined by applicable SEC rules, between any of the above executive officers and any other executive officer or director of the Company. No officer of the Company was selected pursuant to any arrangement or understanding between the officer and any person other than the Company. All executive officers are elected annually.

PART II

Item 5. ***Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is listed on the New York Stock Exchange and trades under the symbol "ROK." On October 31, 2009 there were 27,316 shareowners of record of our common stock.

The following table sets forth the high and low sales price of our common stock on the New York Stock Exchange-Composite Transactions reporting system during each quarter of our fiscal years ended September 30, 2009 and 2008:

	2009		2008	
Fiscal Quarters	**High**	**Low**	**High**	**Low**
First	$37.21	$21.51	$73.86	$64.85
Second	35.00	17.50	69.72	50.00
Third	35.56	20.97	61.49	42.75
Fourth	45.12	29.55	49.92	32.83

We declare and pay dividends at the sole discretion of our Board of Directors. During each of 2009 and 2008, we declared and paid aggregate cash dividends of $1.16 ($0.29 per quarter) per common share.

On November 7, 2007, our Board of Directors approved a $1.0 billion share repurchase program. Our repurchase program allows management to repurchase shares at its discretion. However, during quarter-end "quiet periods," defined as the period of time from quarter-end until two days following the filing of our quarterly earnings results with the SEC on Form 8-K, shares are repurchased at our broker's discretion pursuant to a share repurchase plan subject to price and volume parameters. We repurchased no shares under this program during the three months ended September 30, 2009. The dollar value of shares remaining under the repurchase program as of September 30, 2009 was $621,188,198.

Item 6. *Selected Financial Data*

The following table sets forth selected consolidated financial data of our continuing operations. The data should be read in conjunction with MD&A and the Financial Statements. The consolidated statement of operations data for each of the following five years ended September 30, the related consolidated balance sheet data and other data have been derived from our audited consolidated financial statements.

	Year Ended September 30,				
	2009(a)	2008(b)	2007(c)	2006(d)	2005
	(in millions, except per share data)				
Consolidated Statement of Operations Data:					
Sales	$4,332.5	$5,697.8	$5,003.9	$4,556.4	$4,111.5
Interest expense	60.9	68.2	63.4	56.6	45.8
Income from continuing operations before accounting change	217.9	577.6	569.3	529.3	447.7
Earnings per share from continuing operations before accounting change:					
Basic	1.54	3.94	3.59	3.00	2.45
Diluted	1.53	3.90	3.53	2.94	2.39
Cumulative effect of accounting change per diluted share (e)	—	—	—	(0.10)	—
Cash dividends per share	1.16	1.16	1.16	0.90	0.78
Consolidated Balance Sheet Data: (at end of period)					
Total assets	$4,305.7	$4,593.6	$4,545.8	$4,735.4	$4,525.1
Short-term debt and current portion of long-term debt	—	100.1	521.4	219.0	0.1
Long-term debt	904.7	904.4	405.7	748.2	748.2
Shareowners' equity	1,316.4	1,688.8	1,742.8	1,918.2	1,649.1
Other Data:					
Capital expenditures	$ 98.0	$ 151.0	$ 131.0	$ 122.3	$ 102.7
Depreciation	101.7	101.3	93.5	96.2	109.0
Other intangible asset amortization	32.4	35.2	24.4	21.2	18.4

(a) Includes costs of $60.4 ($41.8 million after tax, or $0.29 per diluted share) related to restructuring actions designed to better align our cost structure with current economic conditions. See Note 14 in the Financial Statements for more information.

(b) Includes net costs of $46.7 million ($30.4 million after tax, or $0.21 per diluted share) primarily related to restructuring actions designed to better align resources with growth opportunities and to reduce costs as a result of current and anticipated market conditions. See Note 14 in the Financial Statements for more information.

(c) Includes costs of $43.5 million ($27.7 million after tax, or $0.17 per diluted share) related to various restructuring activities designed to execute on our cost productivity initiatives and to advance our globalization strategy. See Note 14 in the Financial Statements for more information.

(d) Includes a gain on sale of our 50 percent interest in Rockwell Scientific Company LLC of $19.9 million ($12.0 million after tax, or $0.07 per diluted share).

(e) Effective September 30, 2006, we adopted a new accounting standard relating to Asset Retirement Obligations as a result of a change in U.S. Generally Accepted Accounting Principles (U.S. GAAP). The application of this change resulted in a charge of $28.6 million ($17.7 million after tax, or $0.10 per diluted share) in 2006.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Results of Operations

Non-GAAP Measures

The following discussion includes organic sales and free cash flow, which are non-GAAP measures. See **Supplemental Sales Information** for a reconciliation of reported sales to organic sales and a discussion of why we believe this non-GAAP measure is useful to investors. See **Financial Condition** for a reconciliation of cash flows from operating activities to free cash flow and a discussion of why we believe this non-GAAP measure is useful to investors.

Overview

We are a leading global provider of industrial automation power, control and information solutions that help manufacturers achieve a competitive advantage for their businesses. Overall demand for our products and services is driven by:

- investments in manufacturing, including upgrades, modifications, and expansions of existing facilities, and the creation of new facilities;
- our customers' needs for greater cost reduction, sustainable production (cleaner, safer and more energy efficient), productivity, quality assurance and overall global competitiveness;
- industry factors that include our customers' new product introductions, trends in the actual and forecasted demand for our customers' products or services, and the regulatory and competitive environments in which our customers operate;
- levels of global industrial production and capacity utilization;
- regional factors that include local political, social, regulatory and economic circumstances; and
- the seasonal spending patterns of our customers due to their annual budgeting processes and their working schedules.

Long-term Strategy

Our strategic framework incorporates our vision of being the most valued global provider of innovative industrial automation and information products, services and solutions, and our growth and performance strategy, which seeks to:

- deploy human and financial resources to strengthen our technology leadership and allow us to capture a larger share of our customers' spending and continue to transform our business model into one that is based less on tangible assets and more on intellectual capital;
- expand our served market by increasing our capabilities in new applications, including process control, safety and information software;
- enhance our market access by increasing our solutions and service capabilities, advancing our global presence and delivering our products and solutions to a wider range of industries;
- build our channel capability and partnerships and increase penetration at OEMs;
- look for potential acquisitions that serve as catalysts to organic growth, add complementary technology, expand our served market, increase our domain expertise or continue our geographic diversification; and
- drive continuous improvement by driving quality into all we do, improving customer experience and satisfaction, driving aggressive productivity and optimizing end-to-end business processes.

Technological Advancement and Domain Expertise

We seek a technology leadership position in all facets of plant-wide control. We believe our core technologies are the foundation for long-term sustainable growth at a multiple of global Gross Domestic Product (GDP) growth.

Our customers face increasingly complex and volatile customer demand patterns, which are driving the need for flexible manufacturing. Our investments in new technology and domain expertise have expanded our served market beyond discrete control into process, safety and information. Our value proposition is to help our customers gain the benefits of faster time to market, lower total cost of ownership, better asset utilization and reduced business risks.

We believe that process automation is the largest growth opportunity for our company. Our Logix architecture enables us to compete effectively with traditional Distributed Control Systems (DCS) solutions for many process applications. Our Logix architecture can integrate information across the plant floor to the enterprise systems and the external supply chain. Our Logix architecture continues to be an important differentiator and the anchor of our comprehensive automation offerings.

We have one of the most comprehensive safety offerings in the industry, including both machine and process safety products and solutions. We see significant potential in the growing safety market. We successfully integrated safety into the Logix platform with our launch of GuardLogix® safety controllers. Our safety products are designed to bring a dual benefit to our customers: a safe environment for their employees and productivity in their operations.

Through internal investment and acquisitions, we have expanded our capability in the area of plant-wide information. This opportunity involves optimizing processes and assets while integrating between the plant floor, the enterprise business system and the supply chain.

Our broad power and motor control offering is one of our core competencies. Many of our motor control products are intelligent and configurable. These products enhance the availability, efficiency and safe operation of our customers' critical plant assets.

We augment our product portfolio with solutions and service offerings. We have expanded our portfolio of repeatable solutions, which enables us to gain efficiency, drive innovation and improve the global deployment of our solutions to our customers. The combination of our leading technologies with the industry-specific domain expertise of our people enables us to solve many of our customers' manufacturing challenges.

Global Expansion and Enhanced Market Access

As the manufacturing world continues to globalize, we must be able to meet our customers' needs in emerging markets. We expect to continue to add delivery resources and expand our sales force in emerging markets over the long term. We currently have more than half of our employees outside the U.S., and achieved our goal of about 50 percent of our revenues outside of the U.S. during 2008.

As we expand in markets with considerable growth potential and shift our global footprint, we expect to continue to broaden the portfolio of products, services and solutions that we provide to our customers in these regions. We have made significant investments to globalize our manufacturing and customer facing resources in order to be closer to our customers throughout the world. The emerging markets of Asia Pacific, including China and India, Latin America and middle and eastern Europe have the potential to exceed global GDP rates, due to higher levels of infrastructure investment and the growing role of consumer spending in these markets. We believe that increased demand for consumer products in these markets will lead to manufacturing investment and provide us with additional growth opportunities in the future.

OEMs represent another growth opportunity. The OEM market is large and we have an opportunity to increase market share within it, particularly outside of North America. To remain competitive, OEMs need to continually improve their costs and machine performance and reduce their time to market. Our modular and scaleable Logix offering, particularly when combined with motion and safety, can assist OEMs in addressing these business needs.

Industry Views

We apply our knowledge of manufacturing applications to help customers solve their business challenges. We serve customers in a wide range of industries, including consumer, resource-based and transportation.

Our consumer industry customers are engaged in the food and beverage, home and personal care and life sciences industries. These customers' needs include global expansion, incremental capacity from existing facilities, an increasingly flexible manufacturing environment and regulatory compliance. In addition, these customers operate in an environment where product innovation and time to market are critical factors.

We serve customers in resource-based industries, including oil and gas, mining, aggregates, cement, metals, water/wastewater and forest products. Companies in these industries typically invest when commodity prices are relatively high and global demand for basic materials is increasing.

In the transportation industry, factors such as geographic expansion, investment in new model introductions and more flexible manufacturing technologies influence customers' purchasing decisions regarding our products, services and solutions.

Demand for our products, services and solutions across all industries benefits from the outsourcing and sustainability needs of our customers. Customers increasingly desire to outsource engineering services to achieve a more flexible cost base. Our manufacturing application knowledge enables us to serve these customers globally. We help our customers meet their sustainability needs pertaining to energy efficiency, environmental and safety goals. Higher energy prices have historically caused customers across all industries to invest in more energy-efficient manufacturing processes and technologies, such as intelligent motor controls and energy efficient solutions and services. In addition, environmental and safety objectives often spur customers to invest to ensure compliance and implement sustainable business practices.

Acquisitions

In March 2009, we bought a majority of the assets and assumed certain liabilities of the automation business of Rutter Hinz Inc., which is expected to accelerate our business growth in Canada and in the oil and gas and other resource-based industries. In January 2009, we bought the assets and assumed certain liabilities of Xi'an Hengsheng Science & Technology Limited. This acquisition advances our globalization strategy and strengthens our ability to deliver project management and engineering solutions primarily to our customers in China.

During 2008 we acquired CEDES Safety & Automation AG (CEDES), Incuity Software, Inc. (Incuity) and Pavilion Technologies, Inc. (Pavilion). With our acquisition of CEDES, we have expanded our comprehensive machine safety component portfolio. CEDES is a supplier of safety and measuring light curtains, a leading product offering in the machine safety market. Incuity positions us for continued success in the information solutions market. Incuity's enterprise manufacturing intelligence offerings, which we have named FactoryTalk® Vantage-Point, enable us to accelerate specific aspects of our plant-wide information strategy and extend the capabilities of our integrated architecture. We believe that Pavilion's expertise in advanced process control, production optimization and environmental compliance solutions, paired with our Logix architecture, positions us to help our customers create a more agile, efficient and productive environment. It also benefits, in particular, our process growth initiative.

We believe the acquired companies will help us expand our market share and deliver value to our customers.

Continuous Improvement

Productivity and continuous improvement are important components of our culture. We have programs in place that drive ongoing process improvement, functional streamlining, material cost savings and manufacturing productivity. We are in the process of developing and implementing common global processes and an enterprise-wide information system. These are intended to improve profitability that can be used to fund investment in growth and technology and to offset inflation. Our ongoing productivity initiatives target both cost and improved asset utilization. Charges for workforce reductions and facility rationalization may be required in order to effectively execute our productivity programs.

U. S. Industrial Economic Trends

In 2009, sales to U.S. customers accounted for 51 percent of our total sales. The various indicators we use to gauge the direction and momentum of our U.S. served markets include:

- The Industrial Production Index (Total Index), published by the Federal Reserve, which measures the real output of manufacturing, mining, and electric and gas utilities. The Industrial Production Index is expressed as a percentage of real output in a base year, currently 2002. Historically there has been a meaningful correlation between the Industrial Production Index and the level of capital investment made by our U.S. customers in their manufacturing base.
- The Manufacturing Purchasing Managers' Index (PMI), published by the Institute for Supply Management (ISM), which is an indication of the current and near-term state of manufacturing activity in the U.S. According to the ISM, a PMI measure above 50 indicates that the U.S. manufacturing economy is generally expanding while a measure below 50 indicates that it is generally contracting.
- Industrial Equipment Spending, which is an economic statistic compiled by the Bureau of Economic Analysis (BEA). This statistic provides insight into spending trends in the broad U.S. industrial economy. This measure over the longer term has proven to demonstrate a reasonable correlation with our domestic growth.
- Capacity Utilization (Total Industry), which is an indication of plant operating activity published by the Federal Reserve. Historically there has been a meaningful correlation between Capacity Utilization and levels of U.S. industrial production.

The table below depicts the trends in these indicators from fiscal 2007 to 2009. Recent trends in most metrics show signs of possible stabilization; however, we continue to operate in a period of uncertainty with respect to the U.S. economy.

	Industrial Production Index	PMI	Industrial Equipment Spending (in billions)	Capacity Utilization (percent)
Fiscal 2009				
Quarter ended:				
September 2009	97.6	52.6	$147.2	69.8
June 2009	96.4	44.8	151.4	68.7
March 2009	99.1	36.3	157.8	70.4
December 2008	104.4	32.9	187.9	74.2
Fiscal 2008				
Quarter ended:				
September 2008	108.1	43.4	194.8	76.9
June 2008	110.7	49.5	197.3	78.9
March 2008	112.0	49.0	195.3	80.1
December 2007	112.0	49.1	192.9	80.4
Fiscal 2007				
Quarter ended:				
September 2007	111.7	50.5	199.0	80.7
June 2007	111.1	52.9	198.8	80.6
March 2007	110.5	51.1	182.1	80.6
December 2006	109.8	52.2	183.7	80.6

Note: Economic indicators are subject to revisions by the issuing organizations.

Non-U.S. Regional Trends

In 2009, sales to non-U.S. customers accounted for 49 percent of our total sales. Outside the U.S., demand for our products and services is principally driven by the strength of the industrial economy in each region and by our customers' ability and propensity to invest in their manufacturing assets. These customers include both multinational companies with expanding global presence and indigenous companies. Demand has historically been driven, in part, by:

- investments in infrastructure in developing economies;
- investments in basic materials production capacity, partly in response to higher end-product pricing; and
- expanding consumer markets.

We use changes in GDP as one indicator of the growth opportunities in each region where we do business. GDP either declined or grew slowly in all regions during fiscal 2009, contributing to reduced customer demand. We have observed the most significant effects of the GDP deceleration in the developed economies of Canada, Western Europe and Asia Pacific, all of which experienced year-over-year GDP declines. We also saw GDP declines in Latin America, beginning in the second fiscal quarter of 2009. GDP growth rates in certain Asia Pacific emerging economies exceeded the global average, as growth in these economies began to accelerate in the second half of fiscal 2009. Signs indicating potential stabilization in global economic conditions began to appear in the fourth fiscal quarter of 2009, but the market outlook in all regions continues to remain uncertain.

Revenue by Geographic Region

The table below presents our actual sales for the year ended September 30, 2009 by geographic region and the change in sales from the year ended September 30, 2008 (in millions, except percentages):

	Year Ended September 30, 2009(1)	Change vs. Year Ended September 30, 2008	Change in Organic Sales vs. Year Ended September 30, 2008(2)
United States	$2,209.2	(23)%	(22)%
Canada	257.1	(35)%	(28)%
Europe, Middle East and Africa	962.1	(27)%	(19)%
Asia-Pacific	579.3	(19)%	(11)%
Latin America	324.8	(22)%	(6)%
Total sales	$4,332.5	(24)%	(19)%

(1) We attribute sales to the geographic regions based upon country of destination.

(2) Organic sales are sales excluding the effect of changes in currency exchange rates and acquisitions. See **Supplemental Sales Information** for information on this non-GAAP measure.

Summary of Results of Operations

Our 2009 results reflect the severity of the global economic recession. Market conditions quickly deteriorated across most industries and all regions. Turmoil in the financial markets intensified the economic decline and was a contributing factor in most industrial companies' decisions to slow production, reduce spending and conserve cash. All of these factors contributed to 2009 being one of the most challenging years in our history.

In this economic environment, we experienced a full year organic revenue decline of 19 percent. However, we saw demand levels in our products business start to stabilize in the latter part of the year and our revenue grew sequentially in the fourth quarter of 2009. While macroeconomic conditions appear to be stabilizing, the outlook for manufacturing investment remains uncertain.

During 2009, we acted decisively throughout the year to right-size our cost structure, allowing us to achieve cost savings in 2009 and expected incremental cost savings in 2010. These actions required us to record restructuring charges of $60.4 million ($41.8 million after tax, or $0.29 per diluted share). We carefully balanced these actions with preserving investments in our core technologies and global domain expertise. We also generated significant cash flow this year by quickly aligning inventory levels to lower demand, effectively managing receivables in a difficult credit environment and appropriately constraining capital spending. Our balance sheet and liquidity position remain strong.

We will continue our operating discipline, with a focus on cost control and cash management, into 2010. We believe our ongoing commitment to innovation, technology differentiation, domain expertise and thought leadership will enable us to continue to meet our customers' global productivity and sustainability needs.

The following tables reflect our sales and operating results for the years ended September 30, 2009, 2008 and 2007 (in millions, except per share amounts):

	Year Ended September 30,		
	2009	2008	2007
Sales			
Architecture & Software	$1,723.5	$2,419.7	$2,221.3
Control Products & Solutions	2,609.0	3,278.1	2,782.6
Total	$4,332.5	$5,697.8	$5,003.9
Segment operating earnings (a)(b)			
Architecture & Software	$ 223.0	$ 584.7	$ 587.7
Control Products & Solutions	206.7	440.5	397.0
Purchase accounting depreciation and amortization	(18.6)	(24.2)	(16.4)
General corporate — net	(80.3)	(77.2)	(72.8)
Interest expense	(60.9)	(68.2)	(63.4)
Special items (b)	4.0	(46.7)	(43.5)
Income from continuing operations before income taxes	273.9	808.9	788.6
Provision for income taxes	(56.0)	(231.3)	(219.3)
Income from continuing operations	217.9	577.6	569.3
Income from discontinued operations (c)	2.8	—	918.5
Net income	$ 220.7	$ 577.6	$1,487.8
Diluted earnings per share:			
Continuing operations	$ 1.53	$ 3.90	$ 3.53
Discontinued operations	0.02	—	5.70
Net income	$ 1.55	$ 3.90	$ 9.23
Diluted weighted average outstanding shares	142.5	148.2	161.2

(a) Information regarding how we define segment operating earnings is included in Note 18 in the Financial Statements.

(b) Segment operating earnings in 2009 includes restructuring charges of $60.4 million. See Note 14 in the Financial Statements for information about restructuring charges and special items.

(c) See Note 13 in the Financial Statements for a description of items reported as discontinued operations.

2009 Compared to 2008

(in millions, except per share amounts)	2009	2008	Change
Sales	$4,332.5	$5,697.8	$(1,365.3)
Income from continuing operations	217.9	577.6	(359.7)
Diluted earnings per share from continuing operations	1.53	3.90	(2.37)

Sales

Sales decreased 24 percent in 2009 compared to 2008. The effects of currency translation contributed 5 percentage points to the decrease. We experienced a significant decline in customer demand during 2009 due to deteriorating economic, financial and credit market conditions in most regions and industries. Sales to customers in the United States declined 22 percent organically as compared to 2008, as plant shutdowns occurred and production slowed across many industries. The Canadian organic sales decline of 28 percent compared to 2008 was driven by weakness in all industrial sectors, including transportation and general manufacturing. Sales to customers in EMEA declined 19 percent organically compared to 2008. EMEA weakness occurred in all industries as well as in sales to OEMs, due to a large number of plant shutdowns and production cutbacks. Organic sales in Asia-Pacific declined by 11 percent compared to 2008. Korea and Japan contributed most to the decline in the region. Organic sales in Latin America declined by 6 percent as compared to 2008. The Latin America region benefited from demand in resource-based industries during the first two quarters of the year, but experienced year-over-year organic sales declines in the second half of the year.

In 2009 we experienced significant year-over-year declines in all of our end markets, including transportation, metals, and to a lesser extent, consumer products industries. However, the decline in process sales was lower than our average rate of decline.

Purchase Accounting Depreciation and Amortization

Purchase accounting depreciation and amortization was $18.6 million in 2009 compared to $24.2 million in 2008. The decrease was primarily due to completed amortization of certain intangible assets and currency translation.

General Corporate — Net

General corporate expenses were $80.3 million in 2009 compared to $77.2 million in 2008. The increase was primarily due to increased charitable contributions and a gain recognized in the first nine months of 2008 in connection with the divestiture of Power Systems, partially offset by cost reductions.

Interest Expense

Interest expense was $60.9 million in 2009 compared to $68.2 million in 2008. The decrease was due to lower interest rates and lower short-term debt balances.

Income Taxes

The effective tax rate for 2009 was 20.4 percent compared to 28.6 percent in 2008. The 2009 and 2008 effective tax rates were lower than the U.S. statutory tax rate of 35 percent because we benefited from lower tax rates on income outside the United States and in 2008 we benefited from the use of foreign tax credits.

The 2009 rate was lower than 2008 because we benefited from a lower proportionate share of income in higher tax rate jurisdictions as compared to 2008. During 2009, we also recognized discrete tax benefits of $20.5 million related to the retroactive extension of the U.S. federal research tax credit, the resolution of a contractual tax obligation and various state tax matters, partially offset by discrete tax expenses of $4.2 million related to a non-U.S. subsidiary.

See Note 16 in the Financial Statements for a complete reconciliation of the United States statutory tax rate to the effective tax rate and more information on tax events in 2009 and 2008 affecting the respective tax rates.

Income from Continuing Operations

Income from continuing operations decreased 62 percent in 2009 to $217.9 million, compared to 2008. The decrease is primarily due to our significant decline in sales volume. Inflation, the unfavorable impact of currency exchange rates and restructuring charges also contributed to the decrease. These items were partially offset by cost reductions, lower interest expense and a lower effective tax rate.

During 2009, we recorded restructuring charges of $60.4 million ($41.8 million after tax, or $0.29 per diluted share) related to actions designed to better align our cost structure with current economic conditions. We recorded $35.2 million of the restructuring charges as a reduction of Architecture & Software operating earnings and $25.2 million as a reduction of Control Products & Solutions operating earnings. Special items of $4.0 million in 2009 include the reversal of a portion of restructuring accruals established in prior years.

During 2008, we recorded restructuring charges of $50.7 million ($34.0 million after tax, or $0.23 per diluted share) related to actions designed to better align resources with growth opportunities and to reduce costs as a result of current and anticipated market conditions. This charge was partially offset by the reversal of $4.0 million ($3.6 million net of tax or $0.02 per diluted share) of severance accruals established as part of our 2007 restructuring actions, as employee attrition differed from our original estimates. We recorded these net charges in special items in 2008.

See Note 14 in the Financial Statements for more information on restructuring charges and special items.

Architecture & Software

(in millions, except percentages)	2009	2008	Change
Sales	$1,723.5	$2,419.7	$ (696.2)
Segment operating earnings	223.0	584.7	(361.7)
Segment operating margin	12.9%	24.2%	(11.3)pts

Sales

Architecture & Software sales decreased 29 percent in 2009 compared to 2008 as plant shutdowns occurred and production slowed across many industries. Organic sales decreased 24 percent, as the effects of currency translation contributed approximately 5 percentage points to the decline. We experienced year-over-year declines in sales of this segment as a result of the global recession and the short-cycle nature of this segment's sales activities. Logix sales declined 17 percent in 2009 compared to 2008, while the decline in sales of our legacy processor products was greater than the segment's average rate of decline.

Operating Margin

Architecture & Software segment operating margin decreased by 11.3 points to 12.9 percent in 2009 compared to 2008. The decrease was primarily due to significant declines in sales volume. The unfavorable impact of currency exchange rates and restructuring charges also contributed to the decrease, partially offset by cost reductions.

Control Products & Solutions

(in millions, except percentages)	2009	2008	Change
Sales	$2,609.0	$3,278.1	$ (669.1)
Segment operating earnings	206.7	440.5	(233.8)
Segment operating margin	7.9%	13.4%	(5.5)pts

Sales

Control Products & Solutions sales decreased 20 percent in 2009 compared to 2008. Organic sales decreased 15 percent as the effects of currency translation contributed 5 percentage points to the decrease. We experienced significant year-over-year declines in sales by the products businesses of this segment as a result of the global recession and the short-cycle nature of these businesses' sales activities. Sales by our solutions and services businesses declined at a lower rate than the segment's average rate of decline, as we delivered solutions from our backlog.

Operating Margin

Control Products & Solutions segment operating margin decreased by 5.5 points to 7.9 percent in 2009 compared to 2008. The decrease resulted primarily from significant declines in sales volume. Inflation, the unfavorable impact of currency exchange rates and restructuring charges also contributed to the decrease, which was partially offset by cost reductions.

2008 Compared to 2007

(in millions, except per share amounts)	2008	2007	Change
Sales	$5,697.8	$5,003.9	$693.9
Income from continuing operations	577.6	569.3	8.3
Diluted earnings per share from continuing operations	3.90	3.53	0.37

Sales

Sales increased 14 percent in 2008 compared to 2007. Organic sales increased 6 percent, with effects of currency translation and acquisitions adding 5 and 3 percentage points to the growth rate, respectively. In 2008, we continued the execution of our ongoing globalization strategy and our focus on emerging markets, as approximately 50 percent of our sales during 2008 were to non-U.S. customers. Sales in emerging markets grew at above our average growth rate. We demonstrated improved performance in the Asia-Pacific region, with particular strength in China and India. The growth rate in Asia-Pacific accelerated every quarter during 2008, resulting in a full year organic growth rate of 15 percent compared to 2007. We continued to see strong organic growth in Latin America of 14 percent, benefiting from strength in resource-based industries. Sales to customers in the United States, Canada and EMEA each grew at 4-5 percent organically.

In 2008, we experienced considerable growth in our key process and OEM growth initiatives, demonstrating the ongoing diversification of our revenue base. We achieved above average growth in resource-based industries, primarily due to higher commodity prices, infrastructure spending and continued demand for oil, gas and other resources, particularly in emerging markets. Sales to global automotive customers grew at about our average growth rate, but U.S. automotive growth was below our average growth rate. Sales to customers in the life sciences industries were significantly below our average growth rate. Our sales growth in the food and beverage and home and personal care industries was also below our average growth rate; however, these industries tend to provide for more consistent rates of growth over time.

Purchase Accounting Depreciation and Amortization

Purchase accounting depreciation and amortization was $24.2 million in 2008 compared to $16.4 million in 2007. The increase was due to amortization of intangibles from recent acquisitions, particularly CEDES, Incuity, Pavilion and Industrial Control Services Group Limited, which does business as ICS Triplex.

General Corporate — Net

General corporate expenses were $77.2 million in 2008 compared to $72.8 million in 2007. The increase was primarily due to lower interest and dividend income in 2008 compared to 2007, partially offset by reduced charitable contributions in 2008 and lower environmental remediation charges at legacy sites compared to 2007.

Interest Expense

Interest expense was $68.2 million in 2008 compared to $63.4 million in 2007. The increase was due to higher average outstanding borrowings, partially offset by lower interest rates than the prior year.

Special Items

In 2008, we incurred special charges of $50.7 million ($34.0 million after tax, or $0.23 per diluted share) related to restructuring actions designed to better align resources with growth opportunities and to reduce costs as a result of current and anticipated market conditions. This charge was partially offset by the reversal of $4.0 million ($3.6 million net of tax or $0.02 per diluted share) of severance accruals established as part of our 2007 restructuring actions as employee attrition differed from our original estimates. The 2008 restructuring actions include workforce reductions aimed at streamlining administrative functions, realigning selling resources to the highest anticipated growth opportunities and consolidating business units.

Special items of $43.5 million in 2007 include costs related to various restructuring actions designed to execute on our cost productivity initiatives and to advance our globalization strategy. Actions included workforce reductions, realignment of administrative functions and rationalization and consolidation of global operations.

See Note 14 in the Financial Statements for more information on restructuring charges and special items.

Income Taxes

The effective tax rate for 2008 was 28.6 percent compared to 27.8 percent in 2007. The effective tax rate in 2008 was lower than the statutory tax rate of 35 percent because of lower tax rates on income outside the United States and because we used foreign tax credits. The tax rate in 2008 was higher than 2007 because we favorably resolved various federal and state matters in the prior year.

The 2007 effective tax rate differed from the federal statutory rate of 35 percent because we benefited from lower non-U.S. tax rates, resolved certain tax matters and claims related to the closure of the 2005 U.S. federal audit cycle and various state tax audits and made other provision adjustments.

See Note 16 in the Financial Statements for a complete reconciliation of the United States statutory tax rate to the effective tax rate and more information on tax events in 2008 and 2007 affecting the respective tax rates.

Income from Continuing Operations

Income from continuing operations in 2008 increased $8.3 million compared to 2007. The increase was primarily due to productivity performance and higher volume, partially offset by increased investment spending to support globalization, growth and technology, increased purchase accounting depreciation and amortization, inflation and a higher effective income tax rate.

Discontinued Operations

Amounts reported for discontinued operations in 2007 primarily relate to the operating results of the principal businesses of our former Power Systems operating segment for periods before the divestiture and the gain on sale of the principal businesses of that operating segment. Net income on operating activities of Power Systems was $42.3 million in 2007. We reported an after-tax gain on the sale of Power Systems of $868.2 million ($5.39 per share) in 2007.

We also reported after-tax income of $8.0 million during 2007 related to other discontinued operations activities. See Note 13 in the Financial Statements for more information on discontinued operations.

Architecture & Software

(in millions, except percentages)	2008	2007	Change
Sales	$2,419.7	$2,221.3	$ 198.4
Segment operating earnings	584.7	587.7	(3.0)
Segment operating margin	24.2%	26.5%	(2.3)pts

Sales

Architecture & Software sales increased 9 percent compared to 2007. Organic growth accounted for 3 percentage points of the increase, as foreign currency translation and acquisitions added 5 and 1 percentage points to the growth rate, respectively. Logix sales grew 12 percent in 2008 compared to 2007, partially offset by a decline in our legacy processor sales.

Operating Margin

Segment operating margin decreased by 2.3 points in 2008 compared to 2007 and was negatively impacted by increased investment spending to support technology and growth, year-over-year impact of acquisitions and the impact of foreign currency, partially offset by volume leverage and productivity.

Control Products & Solutions

(in millions, except percentages)	2008	2007	Change
Sales	$3,278.1	$2,782.6	$ 495.5
Segment operating earnings	440.5	397.0	43.5
Segment operating margin	13.4%	14.3%	(0.9)pts

Sales

Control Products & Solutions sales increased 18 percent compared to 2007. Organic sales growth was 9 percent, as foreign currency translation and acquisitions added 5 and 4 percentage points to the growth rate, respectively. Year-over-year results benefited from our growth initiatives and strong results from our solutions businesses, especially in resource-based end markets.

Operating Margin

Segment operating margin decreased 0.9 points in 2008 compared to 2007. The decrease was primarily due to the mix between our product and solutions businesses, the impact of foreign currency, increased investment spending and the negative impact of acquisitions, partially offset by strong productivity performance, volume leverage and price.

Financial Condition

The following is a summary of our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows (in millions):

	Year Ended September 30,		
	2009	2008	2007
Cash provided by (used for):			
Operating activities	$ 526.4	$ 596.8	$ 444.9
Investing activities	(132.4)	(220.7)	1,398.9
Financing activities	(307.4)	(442.8)	(1,673.1)
Effect of exchange rate changes on cash	(24.5)	30.7	38.8
Cash provided by (used for) continuing operations	$ 62.1	$ (36.0)	$ 209.5

The following table summarizes free cash flow (in millions):

Cash provided by continuing operating activities	$526.4	$ 596.8	$ 444.9
Capital expenditures of continuing operations	(98.0)	(151.0)	(131.0)
Tax payments related to the gain on divestiture of Power Systems	—	7.9	190.0
Excess income tax benefit from share-based compensation	2.4	4.6	27.1
Free cash flow	$430.8	$ 458.3	$ 531.0

Our definition of free cash flow, which is a non-GAAP financial measure, takes into consideration capital investments required to maintain the operations of our businesses and execute our strategy. Our accounting for share-based compensation requires us to report the excess income tax benefit from the exercise of stock options as a financing cash flow rather than as an operating cash flow. We have added this benefit back to our calculation of free cash flow in order to generally classify cash flows arising from income taxes as operating cash flows. In our opinion, free cash flow provides useful information to investors regarding our ability to generate cash from business operations that is available for acquisitions and other investments, service of debt principal, dividends and share repurchases. We use free cash flow as one measure to monitor and evaluate performance. Our definition of free cash flow may differ from definitions used by other companies.

Our definition of free cash flow excludes the operating cash flows and capital expenditures related to our discontinued operations. Operating, investing and financing cash flows of our discontinued operations are presented separately in our statement of cash flows. Cash flows from the operating activities of our discontinued operations are reported in our statement of cash flows net of their separately calculated income tax effects. U.S. federal and state income taxes paid as a result of the gain on sale of the principal businesses of our former Power Systems operating segment have been classified within continuing operations consistent with the cash proceeds. These taxes paid in 2008 and 2007 have been excluded from free cash flow to present free cash flow that is representative of the performance of our continuing businesses.

Free cash flow was a source of $430.8 million for the year ended September 30, 2009 compared to a source of $458.3 million for the year ended September 30, 2008. This decrease in free cash flow was primarily due to a decrease in current year earnings and an increase in payments related to restructuring actions, partially offset by improvements in working capital resulting from our lower sales volume, refunds related to a contractual tax matter and lower capital expenditures.

In December 2007, we issued an aggregate of $500 million principal amount of our 5.65% notes due 2017 and 6.25% debentures due 2037. The debt offering yielded approximately $493.5 million of proceeds, which were used to repay at maturity our 6.15% notes due January 15, 2008 and for general corporate purposes.

In January 2007, we received $1.75 billion of cash proceeds from the sale of our Dodge mechanical and Reliance Electric motors and motor repair services businesses. We used the cash proceeds to repurchase shares of our common stock to offset the dilutive effect of the divestiture, to pay taxes on the gain on sale and to acquire ICS Triplex.

Commercial paper is our principal source of short-term financing. At September 30, 2009, we had no commercial paper borrowings outstanding. At September 30, 2008, commercial paper borrowings outstanding were $100.0 million, with a weighted average interest rate of 2.2 percent.

In 2009, we repurchased approximately 1.7 million shares of our common stock, all of which occurred in October 2008. The total cost of these shares was $50.0 million. This is compared to purchases of approximately 6.7 million shares of our common stock at a cost of $355.1 million in 2008. Of these purchases, 0.1 million shares amounting to $3.5 million did not settle until October 2008 and were recorded in accounts payable at September 30, 2008. Our decision to repurchase stock in 2010 will depend on business conditions, free cash flow generation, other cash requirements and stock price. At September 30, 2009 we had approximately $621.2 million remaining for stock repurchases under our existing board authorization. See Part II, Item 5, ***Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***, for additional information regarding share repurchases.

We expect future uses of cash to include dividends to shareowners, capital expenditures, additional contributions to our pension plans, acquisitions of businesses, repurchases of common stock and repayments of debt. We expect capital expenditures in 2010 to be about $110 million. We expect to fund these future uses of cash with a combination of existing cash balances, cash generated by operating activities, commercial paper borrowings or a new issuance of debt or other securities.

In addition to cash generated by operating activities, we have access to existing financing sources, including the public debt markets and unsecured credit facilities with various banks. Our debt-to-total-capital ratio was 40.7 percent at September 30, 2009 and 37.3 percent at September 30, 2008. This increase is primarily due to a $360.3 million reduction in shareowners' equity, net of tax, related to the funded status of our pension plans, which decreased as a result of lower discount rates and a decrease in our pension plan assets.

On March 16, 2009 we replaced our former five-year $600.0 million unsecured revolving credit facility with two new unsecured revolving credit facilities totaling $535.0 million. Both new facilities have borrowing limits of $267.5 million each. One facility has a three-year term and the other facility has a 364-day term. Our 364-day credit facility includes a term-out option that allows us to borrow, on March 15, 2010, up to $267.5 million as a term loan for one year. We have not drawn down under any of these credit facilities at September 30, 2009 or 2008. Borrowings under these credit facilities bear interest based on short-term money market rates in effect during the period the borrowings are outstanding. The terms of these credit facilities contain covenants under which we would be in default if our debt-to-total-capital ratio was to exceed 60 percent. We were in compliance with all covenants under these credit facilities at September 30, 2009 and 2008. In addition to our two $267.5 million credit facilities, short-term unsecured credit facilities of approximately $169.7 million at September 30, 2009 were available to non-U.S. subsidiaries.

The following is a summary of our credit ratings as of September 30, 2009:

Credit Rating Agency	Short Term Rating	Long Term Rating	Outlook
Standard & Poor's	A-1	A	Negative
Moody's	P-2	A3	Stable
Fitch Ratings	F1	A	Negative

Among other uses, we can draw on our credit facilities as standby liquidity facilities to repay our outstanding commercial paper as it matures. This access to funds to repay maturing commercial paper is an important factor in maintaining the commercial paper ratings set forth in the table above. Under our current policy with respect to these ratings, we expect to limit our other borrowings under our credit facilities, if any, to amounts that would leave enough credit available under the facilities so that we could borrow, if needed, to repay all of our then outstanding commercial paper as it matures.

Our ability to access the commercial paper market, and the related costs of these borrowings, is affected by the strength of our credit rating and market conditions. We have not experienced any difficulty in accessing the commercial paper market to date. If our access to the commercial paper market is adversely affected due to a change in market conditions or otherwise, we would expect to rely on a combination of available cash and our unsecured committed credit facility to provide short-term funding. In such event, the cost of borrowings under our unsecured committed credit facility could be higher than the cost of commercial paper borrowings.

We regularly monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety and liquidity of principal and secondarily on maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any one of these entities.

We enter into contracts to hedge certain third-party sales and intercompany transactions denominated in foreign currencies forecasted to occur within the next two years and to offset transaction gains or losses associated with some of our assets and liabilities that are denominated in currencies other than their functional currencies resulting from intercompany loans and other transactions with third parties denominated in foreign currencies. Our foreign currency forward exchange contracts are denominated in currencies of major industrial countries. We diversify our foreign currency forward exchange contracts among counterparties to minimize exposure to any one of these entities.

Cash dividends to shareowners were $164.5 million in 2009, $170.2 million in 2008, and $184.7 million in 2007 ($1.16 per share each year). Our current quarterly dividend rate is $0.29 per outstanding share, which is determined at the sole discretion of our Board of Directors.

A summary of our projected contractual cash obligations at September 30, 2009 are (in millions):

		Payments by Period					
	Total	**2010**	**2011**	**2012**	**2013**	**2014**	**Thereafter**
Long-term debt and interest (a)	$2,245.7	$ 56.9	$ 56.9	$ 56.9	$ 56.9	$ 56.9	$1,961.2
Minimum operating lease payments	319.1	70.2	55.2	43.9	28.7	21.7	99.4
Postretirement benefits (b)	218.8	19.3	20.1	20.0	19.8	19.7	119.9
Pension funding contribution (c)	29.3	29.3	—	—	—	—	—
Purchase obligations (d)	129.4	38.0	11.6	11.0	10.9	10.9	47.0
Other long-term liabilities (e)	82.6	18.9	—	—	—	—	—
Unrecognized tax benefits (f)	144.3	—	—	—	—	—	—
Total	$3,169.2	$232.6	$143.8	$131.8	$116.3	$109.2	$2,227.5

(a) The amounts for long-term debt assume that the respective debt instruments will be outstanding until their scheduled maturity dates. The amounts include interest, but exclude the unamortized discount of $45.3 million. See Note 6 in the Financial Statements for more information regarding our long-term debt.

(b) Our postretirement plans are unfunded and are subject to change. Amounts reported are estimates of future benefit payments, to the extent estimable.

(c) Amounts reported for pension funding contributions reflect current estimates of known commitments. Contributions to our pension plans beyond 2010 will depend on future investment performance of our pension plan assets, changes in discount rate assumptions and governmental regulations in effect at the time. Amounts subsequent to 2010 are excluded from the summary above, as these amounts cannot be estimated with certainty. The minimum contribution for our U.S. pension plan as required by the Employee Retirement Income Security Act (ERISA) is zero. We may make additional contributions to this plan at the discretion of management.

(d) This item includes long-term obligations under agreements with various service providers.

(e) Other long-term liabilities include environmental liabilities net of related receivables, asset retirement obligations, and indemnifications. Amounts subsequent to 2010 are excluded from the summary above, as we are unable to make a reasonably reliable estimate of when the liabilities will be paid.

(f) Amount for unrecognized tax benefits includes accrued interest and penalties. We are unable to make a reasonably reliable estimate of when the liabilities for unrecognized tax benefits will be settled or paid.

Supplemental Sales Information

We translate sales of subsidiaries operating outside of the United States using exchange rates effective during the respective period. Therefore, changes in currency rates affect our reported sales. Sales by businesses we acquired also affect our reported sales. We believe that organic sales, defined as sales excluding the effects of changes in currency exchange rates and acquisitions, which is a non-GAAP financial measure, provides useful information to investors because it reflects regional performance from the activities of our businesses without the effect of changes in currency rates or acquisitions. We use organic sales as one measure to monitor and evaluate our regional performance. We determine the effect of changes in currency exchange rates by translating the respective period's sales using the currency exchange rates that were in effect during the prior year. We determine the effect of acquisitions by excluding sales in the current period for which there are no sales in the comparable prior period. Organic sales growth is calculated by comparing organic sales to reported sales in the prior year. We attribute sales to the geographic regions based on the country of destination.

The following is a reconciliation of our reported sales to organic sales (in millions):

	Year Ended September 30, 2009					Year Ended September 30, 2008
	Sales	Effect of Changes in Currency	Sales Excluding Changes in Currency	Effect of Acquisitions	Organic Sales	Sales
United States	$2,209.2	$ 14.8	$2,224.0	$ (5.1)	$2,218.9	$2,850.8
Canada	257.1	41.9	299.0	(11.9)	287.1	396.4
Europe, Middle East and Africa	962.1	116.1	1,078.2	(3.9)	1,074.3	1,319.0
Asia-Pacific	579.3	59.4	638.7	(1.3)	637.4	717.2
Latin America	324.8	64.6	389.4	—	389.4	414.4
Total Company Sales	$4,332.5	$296.8	$4,629.3	$(22.2)	$4,607.1	$5,697.8

	Year Ended September 30, 2008					Year Ended September 30, 2007
	Sales	Effect of Changes in Currency	Sales Excluding Changes in Currency	Effect of Acquisitions	Organic Sales	Sales
United States	$2,850.8	$ (7.8)	$2,843.0	$ (44.3)	$2,798.7	$2,687.0
Canada	396.4	(35.3)	361.1	(2.9)	358.2	341.1
Europe, Middle East and Africa	1,319.0	(127.9)	1,191.1	(87.9)	1,103.2	1,054.2
Asia-Pacific	717.2	(32.2)	685.0	(9.8)	675.2	588.8
Latin America	414.4	(33.9)	380.5	—	380.5	332.8
Total Company Sales	$5,697.8	$(237.1)	$5,460.7	$(144.9)	$5,315.8	$5,003.9

The following is a reconciliation of our reported sales by operating segment to organic sales (in millions):

	Year Ended September 30, 2009					Year Ended September 30, 2008
	Sales	Effect of Changes in Currency	Sales Excluding Changes in Currency	Effect of Acquisitions	Organic Sales	Sales
Architecture & Software	$1,723.5	$116.7	$1,840.2	$ (6.9)	$1,833.3	$2,419.7
Control Products & Solutions	2,609.0	180.1	2,789.1	(15.3)	2,773.8	3,278.1
Total Company Sales	$4,332.5	$296.8	$4,629.3	$(22.2)	$4,607.1	$5,697.8

	Year Ended September 30, 2008					Year Ended September 30, 2007
	Sales	Effect of Changes in Currency	Sales Excluding Changes in Currency	Effect of Acquisitions	Organic Sales	Sales
Architecture & Software	$2,419.7	$(105.0)	$2,314.7	$ (29.0)	$2,285.7	$2,221.3
Control Products & Solutions	3,278.1	(132.1)	3,146.0	(115.9)	3,030.1	2,782.6
Total Company Sales	$5,697.8	$(237.1)	$5,460.7	$(144.9)	$5,315.8	$5,003.9

Critical Accounting Policies and Estimates

We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following critical accounting policies could have the most significant effect on our reported results or require subjective or complex judgments by management.

Retirement Benefits

Pension Benefits

Pension costs and obligations are actuarially determined and are influenced by assumptions used to estimate these amounts, including the discount rate, the expected rate of return on plan assets, the assumed annual compensation increase rate, the retirement rate, the mortality rate and the employee turnover rate. Changes in any of the assumptions and the amortization of differences between the assumptions and actual experience will affect the amount of pension expense in future periods.

Our global pension expense in 2009 was $32.7 million compared to $28.6 million in 2008. Approximately 51 percent of our 2009 global pension expense relates to our U.S. pension plan. The actuarial assumptions used to determine our 2009 U.S. pension expense included the following: discount rate of 6.75 percent (compared to 6.50 percent for 2008); expected rate of return on plan assets of 8.00 percent (compared to 8.00 percent for 2008); and an assumed long-term compensation increase rate of 4.20 percent (compared to 4.15 percent for 2008).

We changed our measurement date in 2009 from June 30 to September 30 as required by U.S. GAAP. We recorded a reduction in retained earnings of $8.2 million ($5.3 million net of tax) in the fourth quarter of 2009 related to this change.

The Pension Protection Act of 2006 was signed into law in August 2006. The Internal Revenue Service (IRS) issued final guidance with respect to certain aspects of this law; and, our 2009 pension plan valuation has been completed based on the final guidance. This valuation resulted in no minimum contributions being required in 2009.

We estimate our pension expense will be approximately $71.2 million in 2010, an increase of approximately $38.5 million from 2009. For 2010, our U.S. discount rate will decrease to 6.20 percent. The discount rate was set as of our September 30 measurement date and was determined by modeling a portfolio of bonds that match the expected cash flow of our benefit plans. Our assumed rate of return on U.S. plan assets will remain at 8.00 percent. We considered actual returns on plan assets over the long term as well as the current and expected mix of plan investments in setting this assumption. We have assumed a U.S. long-term compensation increase rate of 4.30 percent in 2010. We established this rate by analyzing all elements of compensation that are pension eligible earnings.

The changes in our discount rate and return on plan assets have an inverse relationship with our net periodic benefit cost. The change in our discount rate also has an inverse relationship with our projected benefit obligation. The following chart illustrates the estimated change in benefit obligation and net periodic pension cost assuming a change of 25 basis points in the key assumption for our U.S. pension plans (in millions):

	Pension Benefits	
	Change in Projected Benefit Obligation	**Change in Net Periodic Benefit Cost**
Discount Rate	$69.3	$6.6

More information regarding pension benefits is contained in Note 12 in the Financial Statements.

Other Postretirement Benefits

We estimate the costs and obligations for postretirement benefits other than pensions using assumptions, including the discount rate and, for plans other than our primary U.S. postretirement healthcare benefit program, expected trends in the cost for healthcare services. Changes in these assumptions and differences between the assumptions and actual experience will affect the amount of postretirement benefit expense recognized in future periods. The discount rate used to calculate our 2009 other postretirement benefits expense was 6.50 percent (compared to 6.25 percent in 2008). For 2010, the discount rate assumption for other postretirement benefit expense will decrease to 6.00 percent. The discount rate was set as of our September 30 measurement date and was determined by modeling a portfolio of bonds that match the expected cash flow of our benefit plans.

Effective October 1, 2002, we amended our primary U.S. postretirement healthcare benefit program in order to mitigate our share of the increasing cost of postretirement healthcare services. As a result of this amendment, our obligation is less sensitive to increasing healthcare costs resulting from inflationary trends since January 1, 2005.

We changed our measurement date in 2009 from June 30 to September 30 as required by U.S. GAAP. We recorded a reduction in retained earnings of $4.0 million ($2.5 million net of tax) in the fourth quarter of 2009 related to this change.

Net periodic benefit cost in 2009 was $15.8 million compared to $15.4 million in 2008. We expect net periodic benefit cost in 2010 of approximately $14.0 million and the estimated postretirement projected benefit obligation to approximate $215.8 million.

More information regarding postretirement benefits is contained in Note 12 in the Financial Statements.

Revenue Recognition

For approximately 80 percent of our consolidated sales, we record sales when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; collection is reasonably assured; and product has been delivered and acceptance has occurred, as may be required according to contract terms, or services have been rendered.

We recognize substantially all of the remainder of our sales as construction-type contracts using either the percentage-of-completion or completed contract methods of accounting. We record sales relating to these contracts using the percentage-of-completion method when we determine that progress toward completion is reasonably and reliably estimable; we use the completed contract method for all others. Under the percentage-of-completion method, we recognize sales and gross profit as work is performed using either (i) the relationship between actual costs incurred and total estimated costs at completion or (ii) units-of-delivery. Under the percentage-of-completion method, we adjust sales and gross profit for revisions of estimated total contract costs or revenue in the period the change is identified. We record estimated losses on contracts when they are identified.

We use contracts and customer purchase orders to determine the existence of an agreement of sale. We use shipping documents and customer acceptance, when applicable, to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based on the creditworthiness of the customer as determined by credit evaluations and analysis, as well as the customer's payment history.

Returns, Rebates and Incentives

Our primary incentive program provides distributors with cash rebates or account credits based on agreed amounts that vary depending on the customer to whom our distributor ultimately sells the product. We also offer various other incentive programs that provide distributors and direct sale customers with cash rebates, account credits or additional products and services based on meeting specified program criteria. Certain distributors are offered a right to return product, subject to contractual limitations.

We record accruals for customer returns, rebates and incentives at the time of revenue recognition based primarily on historical experience. Adjustments to the accrual may be required if actual returns, rebates and incentives differ from historical experience or if there are changes to other assumptions used to estimate the accrual. A critical assumption used in estimating the accrual for our primary distributor rebate program is the time period from when revenue is recognized to when the rebate is processed. If the time period were to change by 10 percent, the effect would be an adjustment to the accrual of approximately $6.1 million.

Returns, rebates and incentives are recognized as a reduction of sales if distributed in cash or customer account credits. Rebates and incentives are recognized in cost of sales for additional products and services to be provided. Accruals are reported as a current liability in our balance sheet or, where a right of offset exists, as a reduction of accounts receivable. The accrual for customer returns, rebates and incentives was $116.1 million at September 30, 2009 and $137.8 million at September 30, 2008, of which $8.8 million at September 30, 2009 and $13.2 million at September 30, 2008 was included as an offset to accounts receivable.

Fair Value Measurements

Share-based compensation

Share-based compensation expense net of the related income tax benefit amounted to $18.7 million in 2009, $21.5 million in 2008 and $18.8 million in 2007. Compensation costs are based on the grant-date fair value of the instruments using a valuation model, and are recognized on a straight line basis over the vesting term. We estimate the average risk-free interest rate, expected dividend yield, expected volatility and expected term of the compensation instrument outstanding in order to determine fair value of stock options granted. The valuation model is most sensitive to the expected volatility and term assumptions.

Stock options granted during 2009 had a weighted average fair value of $7.75 per share. The chart below illustrates the weighted average fair value assuming a 10 percent change in the expected volatility and term assumptions:

	Weighted Average Fair Value per Share	
	10 percent increase	10 percent decrease
Expected volatility	$8.52	$6.95
Expected term (years)	7.98	7.48

Asset Retirement Obligations

We accrue for costs related to a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development or the normal operation of the long-lived asset. The obligation to perform the asset retirement activity is not conditional even though the timing or method may be conditional. Identified conditional asset retirement obligations include asbestos abatement and remediation of soil contamination beneath current and previously divested facilities. We estimate conditional asset retirement obligations using site-specific knowledge and historical industry expertise. A significant change in the costs or timing could have a significant effect on our estimates. We recorded these liabilities in the Consolidated Balance Sheet, which totaled $2.9 million in other current liabilities and $23.9 million in other liabilities at September 30, 2009 and $5.1 million in other current liabilities and $22.8 million in other liabilities at September 30, 2008.

Indemnifications

In conjunction with the sale of our Dodge mechanical and Reliance Electric motors and motor repair services businesses, we agreed to indemnify Baldor for costs and damages related to certain legacy legal, environmental and asbestos matters of these businesses arising before January 31, 2007, for which the maximum exposure would be capped at the amount received for the sale. We recorded a liability and a reduction to the gain on sale under relevant U.S. GAAP guarantor accounting rules related to these indemnification obligations. A significant change in the costs or timing could have a significant effect on our estimates. We estimate the potential future payments we could incur under these indemnifications may approximate $25.9 million, of which $11.1 million and $10.5 million has been accrued in other current liabilities and $11.3 million and $12.9 million has been accrued in other liabilities at September 30, 2009 and 2008, respectively.

Derivatives

We use foreign currency forward exchange contracts to manage foreign currency risks. We enter into these contracts to offset changes in the amount of future cash flows associated with certain third-party and intercompany transactions expected to occur within the next two years (cash flow hedges). We also enter into foreign currency forward exchange contracts that we do not designate as hedging instruments to offset transaction gains and losses associated with certain assets and liabilities resulting from intercompany loans and other transactions with third parties denominated in foreign currencies. The fair value of all derivative financial instruments is recorded in the balance sheet, which is based on the quoted market prices for contracts with similar maturities. Unrealized gains on derivative instruments are recorded in other current assets in the amounts of $25.0 million and $6.1 million and in other assets in the amounts of $11.4 million and $5.1 million at September 30, 2009 and 2008, respectively. Unrealized losses on derivative instruments are recorded in other current liabilities in the amounts of $19.1 million and $16.2 million and in other liabilities in the amounts of $9.4 million and $8.4 million at September 30, 2009 and 2008, respectively.

Purchase Accounting, Goodwill and Indefinite Lived Intangible Assets

When we acquire a business, we account for the assets and liabilities acquired at fair value at the date of acquisition. In order to value acquired identifiable intangible assets and determine their amortizable lives, management must use judgment in selecting relevant assumptions. See Note 2 in the Financial Statements for a discussion of acquisitions in 2009, 2008 and 2007.

In years subsequent to the year of acquisition, we perform an annual impairment test on our goodwill balance. We perform our goodwill impairment test at the reporting unit level. We have determined that our reporting units are our two operating segments: Control Products & Solutions and Architecture & Software, as we have concluded that components one level below these segments do not constitute reporting units.

We use a discounted cash flow valuation model to estimate the fair value of each of our reporting units. We also compare the sum of the computed fair values of our reporting units to our market capitalization to verify reasonableness. The fair value of each reporting unit determined during the 2009 impairment test significantly exceeded the net asset book value of each reporting unit. The valuation model is most sensitive to the discount rate, perpetuity growth rate and tax rate assumptions. A ten percent change in any one of these assumptions would not change the outcome of the goodwill impairment test, as the fair value of each reporting unit would continue to significantly exceed the net asset book value. We have not changed our goodwill impairment testing valuation techniques during the current year.

We also perform an annual impairment test on our Allen-Bradley® and ICS TriplexTM trademarks, as these trademarks have an indefinite life and are not subject to amortization. We use the relief-from-royalty method to determine the fair value of the trademarks, which we compare to the book value to determine whether impairment is warranted. Inputs into the model requiring the most judgment are revenue growth and discount factor. A ten percent change in either one of these assumptions would not result in impairment of either of our indefinite lived intangible assets.

Litigation, Claims and Contingencies

We record liabilities for litigation, claims and contingencies when an obligation is probable and when we have a basis to reasonably estimate the value of an obligation. We also record liabilities for environmental matters based on estimates for known environmental remediation exposures. The liabilities include accruals for sites we currently own or operate or formerly owned or operated and third-party sites where we were determined to be a potentially responsible party. At third-party sites where more than one potentially responsible party has been identified, we record a liability for our estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites where we are the only responsible party, we record a liability for the total estimated costs of remediation. We do not discount future expenditures for environmental remediation obligations to their present value. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or an acceptable level of cleanup. To the extent that remediation procedures change, additional contamination is identified, or the financial condition of other potentially responsible parties is adversely affected, the estimate of our environmental liabilities may change.

Our reserve for environmental matters was $33.4 million, net of related receivables of $24.8 million, at September 30, 2009 and $33.2 million, net of related receivables of $22.8 million, at September 30, 2008. Our recorded liability for environmental matters relates almost entirely to businesses formerly owned by us (legacy businesses) for which we retained the responsibility to remediate. The nature of our current business is such that the likelihood of new environmental exposures that could result in a significant charge to earnings is low. As a result of remediation efforts at legacy sites and limited new environmental matters, we expect that gradually, over a long period of time, our environmental obligations will decline. However, changes in remediation procedures at existing legacy sites or discovery of contamination at additional sites could result in increases to our environmental obligations.

Our principal self-insurance programs include product liability where we are self-insured up to a specified dollar amount. Claims exceeding this amount up to specified limits are covered by policies issued by commercial insurers. We estimate the reserve for product liability claims using our claims experience for the periods being valued. Adjustments to the product liability reserves may be required to reflect emerging claims experience and other factors such as inflationary trends or the outcome of claims. The reserve for product liability claims was $16.8 million at September 30, 2009 and $23.0 million at September 30, 2008.

Various lawsuits, claims and proceedings have been or may be instituted or asserted against us relating to the conduct of our business. As described in Part I, Item 3. ***Legal Proceedings***, we have been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos that was used in certain components of our products many years ago. See Part I, Item 3 for further discussion.

More information regarding litigation, claims and contingencies is contained in Note 17 in the Financial Statements.

Income Taxes

We operate in numerous taxing jurisdictions and are subject to regular examinations by U.S. Federal, state and foreign jurisdictions. Additionally, we have retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses in prior years. Our income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which we do business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, our estimates of income tax liabilities may differ from actual payments or assessments.

While we have support for the positions we take on our tax returns, taxing authorities may assert interpretations of laws and facts and may challenge cross jurisdictional transactions. Cross jurisdictional transactions between our subsidiaries involving the transfer price for products, services, and/or intellectual property as well as various U.S. state tax matters comprise our more significant income tax exposures. We recognized a $6.7 million decrease in shareowners' equity as of October 1, 2008 related to a change in accounting for uncertain tax positions in accordance with changes in U.S. GAAP. The gross liability for unrecognized tax benefits, excluding interest and penalties, was recorded in other liabilities in the Consolidated Balance Sheet in the amount of $116.7 million at September 30, 2009 and $125.8 million at September 30, 2008. The amount of net unrecognized tax benefits that would reduce our effective tax rate for continuing operations if recognized was $40.9 million at September 30, 2009 and $43.2 million at September 30, 2008. In addition, the amount of net unrecognized tax benefits that would be reported in discontinued operations if recognized was $26.7 million at September 30, 2009 and $33.4 million at September 30, 2008. We recognize interest and penalties related to unrecognized tax benefits in tax expense. Total accrued interest and penalties were $27.6 million at September 30, 2009 and $26.0 million at September 30, 2008. We believe it is reasonably possible that the amount of net unrecognized tax benefits could be reduced by up to $26.8 million during the next 12 months as a result of the resolution of worldwide tax matters and the lapses of statutes of limitations.

We recorded a valuation allowance for the majority of our deferred tax assets related to net operating loss and capital loss carryforwards (Carryforwards) and certain temporary differences in the amount of $43.8 million at September 30, 2009 and $45.1 million at September 30, 2008 based on the projected profitability of the entity in the respective tax jurisdiction. The valuation allowance is based on an evaluation of the uncertainty that the Carryforward amount will be realized. Our income would increase if we determine we will be able to use more Carryforwards than currently expected.

At the end of each interim reporting period, we estimate a base effective tax rate that we expect for the full fiscal year based on our most recent forecast of pretax income, permanent book and tax differences and global tax planning strategies. We use this base rate to provide for income taxes on a year-to-date basis, excluding the effect of significant unusual or extraordinary items and items that are reported net of their related tax effects. We record the tax effect of significant unusual or extraordinary items and items that are reported net of their tax effects in the period in which they occur.

More information regarding income taxes is contained in Note 16 in the Financial Statements.

Recent Accounting Pronouncements

See Note 1 in the Financial Statements regarding recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk during the normal course of business from changes in foreign currency exchange rates and interest rates. We manage exposure to these risks through a combination of normal operating and financing activities and derivative financial instruments in the form of foreign currency forward exchange contracts. We sometimes use interest rate swap contracts to manage the balance of fixed and floating rate debt.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of foreign subsidiaries, transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location's functional currency. Our objective is to minimize our exposure to these risks through a combination of normal operating activities and the use of foreign currency forward exchange contracts. Contracts are denominated in currencies of major industrial countries. The fair value of our foreign currency forward exchange contracts is an asset of $36.4 million and a liability of $28.5 million at September 30, 2009. We enter into these contracts with global financial institutions that we believe to be creditworthy.

We do not enter into derivative financial instruments for speculative purposes. We do not hedge our exposure to the translation of reported results of foreign subsidiaries from local currency to U.S. dollars. In 2009, the relative strengthening of the U.S. dollar versus foreign currencies had an unfavorable impact on our revenues and results of operations, while in 2008 the relative weakening of the U.S. dollar had a favorable impact. While future changes in foreign currency exchange rates are difficult to predict, our revenues and profitability may be adversely affected if the U.S. dollar strengthens relative to 2009 levels.

Certain of our locations have assets and liabilities denominated in currencies other than their functional currencies. We enter into foreign currency forward exchange contracts to offset the transaction gains or losses associated with some of these assets and liabilities. For such assets and liabilities without offsetting foreign currency forward exchange contracts, a 10 percent adverse change in the underlying foreign currency exchange rates would reduce our pre-tax income by approximately $15 million.

We record all derivatives on the balance sheet at fair value regardless of the purpose for holding them. The use of these contracts allows us to manage transactional exposure to exchange rate fluctuations as the gains or losses incurred on the foreign currency forward exchange contracts will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Derivatives that are not designated as hedges for accounting purposes are adjusted to fair value through earnings. For derivatives that are hedges, depending on the nature of the hedge, changes in fair value are either offset by changes in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive (loss) income until the hedged item is recognized in earnings. We recognize the ineffective portion of a derivative's change in fair value in earnings immediately. The ineffective portion was not significant in 2009 and 2008. A hypothetical 10 percent adverse change in underlying foreign currency exchange rates associated with these contracts would not be significant to our financial condition or results of operations.

The following table indicates the U.S. dollar equivalent notional amounts by contractual maturity dates and related weighted average contract exchange rates for our foreign currency forward exchange contracts outstanding at September 30, 2009 (in millions, except for rates):

	Weighted Average Contract Rate	Notional Amounts Maturing in	
		2010	2011
Buy U.S. dollar / Sell euro	1.3632	$ 93.5	$ 51.0
Buy U.S. dollar / Sell British pound sterling	1.8318	49.6	61.7
Buy British pound sterling / Sell U.S. dollar	0.5957	43.6	61.7
Buy euro / Sell British pound sterling	1.1252	72.3	24.0
Buy Swiss franc / Sell Canadian dollar	1.0074	87.0	—
Buy Swiss franc / Sell euro	1.5006	70.6	15.4
Buy Swiss franc / Sell U.S. dollar	1.0905	29.4	15.0
Buy Canadian dollar / Sell Swiss franc	0.9606	33.4	—
Buy Swiss franc / Sell British pound sterling	1.7172	30.4	—
Other	Various	163.8	—
Total		$673.6	$228.8

All of the contracts included in the table above will have offsetting effects from actual transactions that have occurred or will occur in the future. We designated certain of these contracts related to third-party sales or intercompany transactions forecasted to occur through June 2011 as cash flow hedges under U.S. GAAP. The remaining foreign exchange contracts offset actual underlying receivables and payables in our Consolidated Balance Sheet.

Interest Rate Risk

In addition to existing cash balances and cash provided by normal operating activities, we use a combination of short-term and long-term debt to finance operations. We are exposed to interest rate risk on certain of these debt obligations.

Our short-term debt obligations relate to commercial paper borrowings and bank borrowings. We had no outstanding commercial paper borrowings at September 30, 2009; at September 30, 2008, we had outstanding commercial paper borrowings of $100.0 million with remaining maturities of six days at a weighted average interest rate of 2.2 percent. The weighted average interest rate on our commercial paper borrowings was 0.6 percent during 2009 and 2.9 percent during 2008. As these obligations mature, we issued, and anticipate continuing to issue, additional short-term commercial paper obligations to refinance all or part of these borrowings. Changes in market interest rates on commercial paper borrowings affect our results of operations. In 2009 and 2008, a 100 percent increase in average market interest rates would have increased our interest expense by $0.6 million and $7.9 million, respectively. We use a 100 percent hypothetical fluctuation as our actual commercial paper interest rates fluctuated near that amount during 2008 and 2009.

We had outstanding fixed rate long-term debt obligations with carrying values of $904.7 million at September 30, 2009 and $904.4 million at September 30, 2008. The fair value of this debt was $992.0 million at September 30, 2009 and $883.0 million at September 30, 2008. The potential reduction in fair value on such fixed-rate debt obligations from a hypothetical 10 percent increase in market interest rates would not be material to the overall fair value of the debt. We currently have no plans to repurchase our outstanding fixed-rate instruments before their maturity and, therefore, fluctuations in market interest rates would not have an effect on our results of operations or shareowners' equity.

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30, 2009	September 30, 2008
Assets		
Current Assets		
Cash and cash equivalents	$ 643.8	$ 582.2
Receivables	726.3	959.9
Inventories	436.4	575.5
Deferred income taxes	174.4	190.0
Other current assets	153.9	129.0
Total current assets	2,134.8	2,436.6
Property, net	532.5	553.8
Goodwill	913.2	915.0
Other intangible assets, net	230.9	250.8
Deferred income taxes	307.6	120.1
Prepaid pension	30.7	138.4
Other assets	156.0	178.9
Total	$ 4,305.7	$ 4,593.6
Liabilities and Shareowners' Equity		
Current Liabilities		
Short-term debt	$ —	$ 100.1
Accounts payable	313.3	437.3
Compensation and benefits	148.9	210.0
Advance payments from customers and deferred revenue	159.1	161.6
Customer returns, rebates and incentives	107.3	124.6
Other current liabilities	218.6	269.5
Total current liabilities	947.2	1,303.1
Long-term debt	904.7	904.4
Retirement benefits	848.9	386.8
Other liabilities	288.5	310.5
Commitments and contingent liabilities (Note 17)		
Shareowners' Equity		
Common stock (shares issued: 2009, 181.4; 2008, 216.4)	181.4	216.4
Additional paid-in capital	1,304.8	1,280.9
Retained earnings	2,667.2	4,486.1
Accumulated other comprehensive loss	(727.5)	(319.0)
Common stock in treasury, at cost (shares held: 2009, 39.3; 2008, 73.2)	(2,109.5)	(3,975.6)
Total shareowners' equity	1,316.4	1,688.8
Total	$ 4,305.7	$ 4,593.6

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF OPERATIONS
(in millions, except per share amounts)

	Year Ended September 30,		
	2009	2008	2007
Sales			
Products and solutions	$ 3,886.7	$ 5,159.8	$ 4,543.5
Services	445.8	538.0	460.4
	4,332.5	5,697.8	5,003.9
Cost of sales			
Products and solutions	(2,454.5)	(2,985.1)	(2,591.1)
Services	(308.5)	(372.0)	(315.5)
	(2,763.0)	(3,357.1)	(2,906.6)
Gross profit	1,569.5	2,340.7	2,097.3
Selling, general and administrative expenses	(1,228.0)	(1,482.1)	(1,278.6)
Other (expense) income (Note 15)	(6.7)	18.5	33.3
Interest expense	(60.9)	(68.2)	(63.4)
Income from continuing operations before income taxes	273.9	808.9	788.6
Income tax provision (Note 16)	(56.0)	(231.3)	(219.3)
Income from continuing operations	217.9	577.6	569.3
Income from discontinued operations (Note 13)	2.8	—	918.5
Net income	$ 220.7	$ 577.6	$ 1,487.8
Basic earnings per share:			
Continuing operations	$ 1.54	$ 3.94	$ 3.59
Discontinued operations	0.02	—	5.78
Net income	$ 1.56	$ 3.94	$ 9.37
Diluted earnings per share:			
Continuing operations	$ 1.53	$ 3.90	$ 3.53
Discontinued operations	0.02	—	5.70
Net income	$ 1.55	$ 3.90	$ 9.23
Weighted average outstanding shares:			
Basic	141.6	146.5	158.7
Diluted	142.5	148.2	161.2

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Year Ended September 30,		
	2009	2008	2007
Continuing Operations:			
Operating Activities:			
Net income	$ 220.7	$ 577.6	$ 1,487.8
Income from discontinued operations	(2.8)	—	(918.5)
Income from continuing operations	217.9	577.6	569.3
Adjustments to arrive at cash provided by operating activities:			
Depreciation	101.7	101.3	93.5
Amortization of intangible assets	32.4	35.2	24.4
Share-based compensation expense	27.8	32.5	29.0
Retirement benefit expense	48.5	44.0	59.3
Pension trust contributions	(28.8)	(39.2)	(49.1)
Deferred income taxes	14.7	(16.1)	(43.7)
Net loss (gain) on dispositions of securities and property	4.4	(5.0)	(5.4)
Income tax benefit from the exercise of stock options	0.1	0.2	1.3
Excess income tax benefit from the exercise of stock options	(2.4)	(4.6)	(27.1)
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency adjustments:			
Receivables	228.2	(16.0)	(95.1)
Inventories	127.5	(76.2)	(67.7)
Accounts payable	(101.1)	(49.0)	68.4
Compensation and benefits	(56.7)	15.4	7.8
Income taxes	(55.5)	(17.5)	(161.0)
Other assets and liabilities	(32.3)	14.2	41.0
Cash Provided by Operating Activities	526.4	596.8	444.9
Investing Activities:			
Capital expenditures	(98.0)	(151.0)	(131.0)
Acquisition of businesses, net of cash acquired	(30.7)	(110.8)	(249.5)
Proceeds from sales of property and business	4.0	7.7	1,750.5
Proceeds from sales of available for sale securities and short-term investments	4.8	36.3	32.1
Purchases of short-term investments	(8.4)	—	—
Other investing activities	(4.1)	(2.9)	(3.2)
Cash (Used for) Provided by Investing Activities	(132.4)	(220.7)	1,398.9
Financing Activities:			
Net repayments of short-term debt	(100.0)	(73.1)	(46.0)
Issuance of long-term debt	—	493.5	—
Repayments of long-term debt	—	(351.3)	(14.7)
Cash dividends	(164.5)	(170.2)	(184.7)
Purchases of treasury stock (See Note 10 for non-cash financing activities)	(53.5)	(359.1)	(1,519.3)
Proceeds from the exercise of stock options	11.3	13.2	64.9
Excess income tax benefit from the exercise of stock options	2.4	4.6	27.1
Other financing activities	(3.1)	(0.4)	(0.4)
Cash Used for Financing Activities	(307.4)	(442.8)	(1,673.1)
Effect of exchange rate changes on cash	(24.5)	30.7	38.8
Cash Provided by (Used for) Continuing Operations	62.1	(36.0)	209.5
Discontinued Operations:			
Cash (Used for) Provided by Discontinued Operating Activities	(0.5)	(6.0)	13.9
Cash Used for Discontinued Investing Activities	—	—	(6.5)
Cash Used for Discontinued Financing Activities	—	—	(0.8)
Cash (Used for) Provided by Discontinued Operations	(0.5)	(6.0)	6.6
Increase (Decrease) in Cash	61.6	(42.0)	216.1
Cash and Cash Equivalents at Beginning of Year	582.2	624.2	408.1
Cash and Cash Equivalents at End of Year	$ 643.8	$ 582.2	$ 624.2

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
(in millions, except per share amounts)

	Year Ended September 30,		
	2009	2008	2007
Common Stock (no shares issued during years)			
Beginning balance	$ 216.4	$ 216.4	$ 216.4
Retirement of treasury shares (Note 10)	(35.0)	—	—
Ending balance	181.4	216.4	216.4
Additional Paid-In Capital			
Beginning balance	1,280.9	1,247.5	1,193.6
Income tax benefits from the exercise of stock options	2.5	4.8	28.4
Share-based compensation expense	27.2	32.3	28.6
Other	(5.8)	(3.7)	(3.1)
Ending balance	1,304.8	1,280.9	1,247.5
Retained Earnings			
Beginning balance	4,486.1	4,098.1	2,856.2
Net income	220.7	577.6	1,487.8
Cash dividends ($1.16 per share each year)	(164.5)	(170.2)	(184.7)
Retirement of treasury shares (Note 10)	(1,846.0)	—	—
Shares delivered under incentive plans	(21.3)	(12.2)	(61.2)
Adjustment to adopt new accounting guidance related to defined benefit and postretirement plans, net of tax of $4.4 million (Note 12)	(7.8)	—	—
Adjustment to adopt new accounting guidance related to uncertain tax positions, gross of translation adjustment of $0.5 million (Note 16)	—	(7.2)	—
Ending balance	2,667.2	4,486.1	4,098.1
Accumulated Other Comprehensive Loss			
Beginning balance	(319.0)	(169.7)	(75.3)
Other comprehensive (loss) income	(408.5)	(149.3)	105.8
Adjustment to adopt new accounting guidance related to defined benefit and postretirement plans, net of tax of $129.0 million (Note 12)	—	—	(200.2)
Ending balance	(727.5)	(319.0)	(169.7)
Treasury Stock			
Beginning balance	(3,975.6)	(3,649.5)	(2,272.7)
Purchases	(50.0)	(355.1)	(1,506.1)
Retirement of treasury shares (Note 10)	1,881.0	—	—
Shares delivered under incentive plans	35.1	29.0	129.3
Ending balance	(2,109.5)	(3,975.6)	(3,649.5)
Total Shareowners' Equity	$ 1,316.4	$ 1,688.8	$ 1,742.8

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME
(in millions)

	Year Ended September 30,		
	2009	2008	2007
Net income	$ 220.7	$ 577.6	$1,487.8
Other comprehensive (loss) income:			
Minimum pension liability adjustments (net of tax expense of $0, $0, and $3.5)	—	—	6.8
Unrecognized pension and postretirement benefit plan liabilities (net of tax benefit of ($193.8), ($89.5) and $0)	(360.3)	(151.3)	—
Currency translation adjustments	(53.2)	(0.3)	112.2
Net change in unrealized gains and losses on cash flow hedges (net of tax expense (benefit) of $3.1, $3.3, and ($9.9))	4.8	4.9	(15.6)
Net change in unrealized gains and losses on investment securities, net of tax	0.2	(2.6)	2.4
Other comprehensive (loss) income	(408.5)	(149.3)	105.8
Comprehensive (loss) income	$(187.8)	$ 428.3	$1,593.6

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Policies

Rockwell Automation, Inc. (the Company or Rockwell Automation) is a leading global provider of industrial automation power, control and information solutions that help manufacturers achieve a competitive advantage for their businesses.

Basis of Presentation

Except as indicated, amounts reflected in the consolidated financial statements or the notes thereto relate to our continuing operations. We have evaluated subsequent events through the date and time of issuance of these financial statements on November 18, 2009.

On January 31, 2007, we divested our Dodge mechanical and Reliance Electric motors and motor repair services businesses to Baldor Electric Company (Baldor). These were the principal businesses of our former Power Systems operating segment. These businesses are reported as a discontinued operation in the Consolidated Financial Statements for all periods presented.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and controlled majority owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliates over which we do not have the ability to exert significant influence are accounted for using the cost method of accounting. These affiliated companies are not material individually or in the aggregate to our financial position, results of operations or cash flows.

Use of Estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We use estimates in accounting for, among other items, customer returns, rebates and incentives; allowance for doubtful accounts; excess and obsolete inventory; share-based compensation; acquisitions; product warranty obligations; retirement benefits; litigation, claims and contingencies, including environmental matters, conditional asset retirement obligations and contractual indemnifications; and income taxes. We account for changes to estimates and assumptions prospectively when warranted by factually based experience.

Revenue Recognition

Product and solution revenues consist of industrial automation power, control and information; hardware and software products; and custom-engineered systems. Service revenues include multi-vendor customer technical support and repair, asset management and optimization consulting and training.

For approximately 80 percent of our consolidated sales, we record sales when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; collection is reasonably assured; and product has been delivered and acceptance has occurred, as may be required according to contract terms, or services have been rendered.

We recognize substantially all of the remainder of our sales as construction-type contracts using either the percentage-of-completion or completed contract method of accounting. We record sales relating to these contracts using the percentage-of-completion method when we determine that progress toward completion is reasonably and reliably estimable; we use the completed contract method for all others. Under the percentage-of-completion method, we recognize sales and gross profit as work is performed using either (i) the relationship between actual costs incurred and total estimated costs at completion or (ii) units-of-delivery. Under the percentage-of-completion

1. Basis of Presentation and Accounting Policies — (Continued)

method, we adjust sales and gross profit for revisions of estimated total contract costs or revenue in the period the change is identified. We record estimated losses on contracts when they are identified.

We use contracts and customer purchase orders to determine the existence of an agreement of sale. We use shipping documents and customer acceptance, when applicable, to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based on the creditworthiness of the customer as determined by credit evaluations and analysis, as well as the customer's payment history.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales in the Consolidated Statement of Operations.

Returns, Rebates and Incentives

Our primary incentive program provides distributors with cash rebates or account credits based on agreed amounts that vary depending on the customer to whom our distributor ultimately sells the product. We also offer various other incentive programs that provide distributors and direct sale customers with cash rebates, account credits or additional products and services based on meeting specified program criteria. Certain distributors are offered a right to return product, subject to contractual limitations.

We record accruals for customer returns, rebates and incentives at the time of sale based primarily on historical experience. Returns, rebates and incentives are recognized as a reduction of sales if distributed in cash or customer account credits. Rebates and incentives are recognized in cost of sales for additional products and services to be provided. Accruals are reported as a current liability in our balance sheet or, where a right of offset exists, as a reduction of accounts receivable.

Taxes on Revenue Producing Transactions

Taxes assessed by governmental authorities on revenue producing transactions, including sales, value added, excise and use taxes, are recorded on a net basis (excluded from revenue).

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less at the time of purchase.

Receivables

We record allowances for doubtful accounts based on customer-specific analysis and general matters such as current assessments of past due balances and economic conditions. Receivables are stated net of allowances for doubtful accounts of $21.8 million at September 30, 2009 and $17.4 million at September 30, 2008. In addition, receivables are stated net of an allowance for certain customer returns, rebates and incentives of $8.8 million at September 30, 2009 and $13.2 million at September 30, 2008.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) or average cost methods. Market is determined on the basis of estimated realizable values.

1. Basis of Presentation and Accounting Policies — (Continued)

Property

Property, including internal use software, is stated at cost. We calculate depreciation of property using the straight-line method over 15 to 40 years for buildings and improvements, 3 to 14 years for machinery and equipment and 3 to 10 years for computer hardware and internal use software. We capitalize significant renewals and enhancements and write off replaced units. We expense maintenance and repairs, as well as renewals of minor amounts.

Intangible Assets

Goodwill and other intangible assets generally result from business acquisitions. We account for business acquisitions by allocating the purchase price to tangible and intangible assets acquired and liabilities assumed at their fair values; the excess of the purchase price over the allocated amount is recorded as goodwill.

We review goodwill and other intangible assets with indefinite useful lives for impairment annually or more frequently if events or circumstances indicate impairment may be present. Any excess in carrying value over the estimated fair value is charged to results of operations. We perform an annual impairment test during the second quarter of our fiscal year.

We amortize certain customer relationships on an accelerated basis over the period of which we expect the intangible asset to generate future cash flows. We amortize all other intangible assets with finite useful lives on a straight-line basis over their estimated useful lives. Useful lives assigned range from 7 to 20 years for customer relationships, 3 to 17 years for technology and 3 to 10 years for other intangible assets.

Intangible assets also include costs of software developed by our software business to be sold, leased or otherwise marketed. Amortization of developed computer software products is calculated on a product-by-product basis as the greater of (a) the unamortized cost at the beginning of the year times the ratio of the current year gross revenue for a product to the total of the current and anticipated future gross revenue for that product, (b) the straight-line amortization over the remaining estimated economic life of the product or (c) one-fourth of the total deferred software cost for the project.

Impairment of Long-Lived Assets

We evaluate the recoverability of the recorded amount of long-lived assets whenever events or changes in circumstances indicate that the recorded amount of an asset may not be fully recoverable. Impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. If we determine that an asset is impaired, we measure the impairment to be recognized as the amount by which the recorded amount of the asset exceeds its fair value. We report assets to be disposed of at the lower of the recorded amount or fair value less cost to sell. We determine fair value using a discounted future cash flow analysis.

Derivative Financial Instruments

We use derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. We use foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sale and intercompany transactions expected to occur within the next two years (cash flow hedges) and changes in the fair value of certain assets and liabilities resulting from intercompany loans and other transactions with third parties denominated in foreign currencies. Our accounting method for derivative financial instruments is based upon the designation of such instruments as hedges under U.S. GAAP. It is our policy to execute such instruments with global financial institutions that we believe to be creditworthy and not to enter into derivative financial instruments for speculative purposes. All foreign currency forward exchange contracts are denominated in currencies of major industrial countries.

1. Basis of Presentation and Accounting Policies — (Continued)

Foreign Currency Translation

We translate assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar into U.S. dollars using exchange rates at the end of the respective period. We translate sales, costs and expenses at average exchange rates effective during the respective period. We report foreign currency translation adjustments as a component of other comprehensive (loss) income. Currency transaction gains and losses are included in the results of operations in the period incurred.

Research and Development Expenses

We expense research and development (R&D) costs as incurred; these costs were $170.0 million in 2009, $191.3 million in 2008 and $166.9 million in 2007. We include R&D expenses in cost of sales in the Consolidated Statement of Operations.

Income Taxes

Prior to October 1, 2007, we recorded a liability for income tax exposures when they were probable and the amount could be reasonably estimated. Tax benefits related to claims were also recognized when they became probable and reasonably estimable. When determining the probability and the estimability of the liability or tax benefit, we considered the relevant tax law as applied to us by the particular country, state, or other taxing authority.

Beginning October 1, 2007, we changed our accounting for uncertain tax positions in accordance with changes in U.S. GAAP. We determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. For tax positions that meet the more likely than not recognition threshold, we measure the tax position to determine the amount of benefit to recognize in the financial statements. We recognize interest and penalties related to unrecognized tax benefits in tax expense.

Earnings Per Share

We present basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the year. We use the treasury stock method to calculate the effect of outstanding share-based compensation awards, which requires us to compute total employee proceeds as the sum of (a) the amount the employee must pay upon exercise of the award, (b) the amount of unearned share-based compensation costs attributed to future services and (c) the amount of tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the award. Share-based compensation awards for which the total employee proceeds of the award exceed the average market price of the same award over the period have an antidilutive effect on EPS, and accordingly, we exclude them from the calculation. Antidilutive share-based compensation awards for the years ended September 30, 2009 (7.5 million shares), 2008 (2.8 million shares) and 2007 (1.4 million shares) were excluded from the diluted EPS calculation.

The following table reconciles basic weighted average outstanding shares to diluted weighted average outstanding shares (in millions):

	2009	2008	2007
Weighted average outstanding shares			
Basic weighted average outstanding shares	141.6	146.5	158.7
Effect of dilutive securities			
Stock options	0.7	1.6	2.4
Restricted stock and performance shares	0.2	0.1	0.1
Diluted weighted average outstanding shares	142.5	148.2	161.2

1. Basis of Presentation and Accounting Policies — (Continued)

Share-Based Compensation

We recognize share-based compensation expense on grants of share-based compensation awards generally on a straight-line basis over the service period of each award recipient. We report the tax benefit from the tax deduction related to share-based compensation that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than as an operating cash flow.

Product and Workers' Compensation Liabilities

We record accruals for product and workers' compensation claims in the period in which they are probable and reasonably estimable. Our principal self-insurance programs include product liability and workers' compensation where we self-insure up to a specified dollar amount. Claims exceeding this amount up to specified limits are covered by policies purchased from commercial insurers. We estimate the liability for the majority of the self-insured claims using our claims experience for the periods being valued.

Environmental Matters

We record accruals for environmental matters in the period in which our responsibility is probable and the cost can be reasonably estimated. We make changes to the accruals in the periods in which the estimated costs of remediation change. At environmental sites for which more than one potentially responsible party has been identified, we record a liability for our estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites for which we are the only responsible party, we record a liability for the total estimated costs of remediation. We do not discount to their present value future expenditures for environmental remediation obligations. If we determine that recovery from insurers or other third parties is probable, we record a receivable for the estimated recovery.

Conditional Asset Retirement Obligations

We accrue for costs related to a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development or the normal operation of the long-lived asset. The obligation to perform the asset retirement activity is not conditional even though the timing or method may be conditional.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-14, *Certain Revenue Arrangements That Include Software Elements* (ASU 2009-14). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements, requires that hardware components of a tangible product containing software components always be excluded from the software revenue guidance and provides guidance on how a vendor must allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. We adopted the guidance contained in ASU 2009-14 effective October 1, 2009, and we do not believe it will have a material effect on our financial statements and related disclosures.

In October 2009, the FASB issued ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements* (ASU 2009-13). ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable, replaces the term "fair value" in the revenue allocation guidance with "selling price," eliminates the residual method of allocation by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. We adopted the guidance contained in ASU 2009-13 effective October 1, 2009, and we do not believe it will have a material effect on our financial statements and related disclosures.

1. Basis of Presentation and Accounting Policies — (Continued)

In December 2008, the FASB issued new accounting guidance that expands disclosures about plan assets of defined benefit pension or other postretirement plans. The expanded disclosures include how investment allocation decisions are made, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets, and significant concentrations of risk within plan assets. These disclosures will become effective for us at the end of fiscal 2010 and we do not believe they will have a material effect on our financial statements; we plan to expand our relevant disclosures upon adoption.

In June 2008, the FASB issued new accounting guidance that specifies that unvested share-based awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. This guidance is effective for us in fiscal 2010, and may result in a reduction in earnings per share of $0.01 in certain prior and future periods.

In April 2008, the FASB issued new accounting guidance that is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under U.S. GAAP. We adopted this guidance effective October 1, 2009, and we do not believe it will have a material effect on our financial statements and related disclosures.

In March 2008, the FASB ratified new accounting guidance that requires that all nonrefundable maintenance deposits be accounted for as a deposit, and expensed or capitalized when underlying maintenance is performed. If it is determined that an amount on deposit is not probable of being used to fund future maintenance, it is to be recognized as expense at the time such determination is made. We adopted this guidance effective October 1, 2009, and we do not believe it will have a material effect on our financial statements and related disclosures.

In December 2007, the FASB issued new accounting guidance that requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at fair value. It also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and prescribes how to evaluate the nature and financial effects of the business combination. It also provides guidance for the accounting of pre-acquisition gain and loss contingencies and acquisition related transaction costs. We adopted this guidance effective October 1, 2009, and we do not believe it will have a material effect on our financial statements and related disclosures.

In December 2007, the FASB issued new accounting guidance that establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation. We adopted this guidance effective October 1, 2009, and we do not believe it will have a material effect on our financial statements and related disclosures.

In September 2006, the FASB issued new accounting guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. We adopted this guidance for financial assets and liabilities effective October 1, 2008, and for non-financial assets and liabilities effective October 1, 2009. The adoption of the new accounting guidance did not have a material effect on our financial statements for financial assets and liabilities; see Note 9 for the expanded disclosures presented in accordance with its requirements. We do not believe the adoption of this guidance for non-financial assets and liabilities will have a material effect on our financial statements.

2. Acquisitions and Divestitures

Acquisitions

In 2009, our Control Products & Solutions segment acquired the assets and assumed certain liabilities of Xi'an Hengsheng Science & Technology Company Limited (Hengsheng). Hengsheng delivers automation solutions to the electrical power and other heavy process industries in central and western China. It also acquired a majority of the assets and assumed certain liabilities of the automation business of Rutter Hinz Inc. (Hinz). Hinz offers industrial control systems engineering and related support, with domain expertise in industrial automation, process control and power distribution, specifically for the oil and gas industry, as well as other resource-based industries. The aggregate purchase price of these two acquisitions was $30.7 million. We recorded goodwill of $14.2 million and intangible assets of $8.4 million resulting from the preliminary purchase price allocations of Hengsheng and Hinz. Intangible assets assigned include $1.2 million to technology (8-year weighted average useful life), $5.9 million to customer relationships (10-year weighted average useful life) and $1.3 million to other intangible assets (4-year weighted average useful life). We expect $6.3 million of the goodwill to be deductible for tax purposes.

During 2008, our Architecture & Software segment acquired CEDES Safety & Automation AG (CEDES), Incuity Software, Inc. (Incuity), and Pavilion Technologies, Inc. (Pavilion). The aggregate purchase price of these three acquisitions was $112.9 million in cash.

We acquired CEDES in May 2008. Swiss-based CEDES is a supplier of safety and measuring light curtains, as well as other safety and non-safety optoelectronics, control units and related accessories for industrial applications. We also acquired Incuity, which is a supplier of Enterprise Manufacturing Intelligence (EMI) software, in May 2008. Incuity's software provides real-time intelligence for business decision support to improve operations and reduce production waste by providing valuable management insight into a company's operations. We acquired Pavilion, a company that is a recognized leader in advanced process control, production optimization and environmental compliance solutions for process and hybrid industries, in November 2007.

We recorded intangible assets of $43.1 million and goodwill of $69.3 million resulting from the final purchase price allocations of the CEDES, Incuity and Pavilion acquisitions. Intangible assets assigned include $34.0 million to technology (15-year weighted average useful life), $6.6 million to customer relationships (9-year weighted average useful life) and $2.5 million to other intangible assets (4-year weighted average useful life). We assigned the full amount of goodwill to our Architecture & Software segment. None of the goodwill recorded is expected to be deductible for tax purposes.

In fiscal 2007, our Control Products & Solutions segment acquired Industrial Control Services Group Limited, which does business as ICS Triplex, and ProsCon Holdings Ltd. (ProsCon). The aggregate purchase price of these two acquisitions was approximately $268.8 million in cash.

ICS Triplex, headquartered in the United Kingdom and acquired in July 2007, is a leading global supplier of critical control and safety solutions to process industries. It develops, delivers and maintains advanced products and solutions for high availability, fault-tolerant applications in process industry segments worldwide. It serves primarily the oil and gas, chemicals and power generation industries.

ProsCon is a process solutions systems integrator headquartered in Ireland that we acquired in February 2007. Its areas of expertise include process technology and control systems and information technology, and it serves customers primarily in the pharmaceutical and biotechnology industries.

We recorded intangible assets of $121.7 million resulting from the final purchase price allocations of the ICS Triplex and ProsCon acquisitions. Intangible assets assigned include $49.5 million to customer relationships (12-year weighted average useful life), $28.3 million to technology (10-year weighted average useful life), $14.4 million to other intangible assets (7-year weighted average useful life) and $29.5 million to intangible assets not subject to amortization (related to the ICS Triplex™ trademark). We recorded a charge of $1.3 million during 2007 for in-process research and development in cost of sales related to the acquisition of ICS Triplex. We recognized goodwill of $142.0 million related to these transactions, none of which is expected to be deductible for tax purposes. We assigned the full amount of goodwill to our Control Products & Solutions segment.

2. Acquisitions and Divestitures — (Continued)

The results of operations of the acquired businesses have been included in our Consolidated Statement of Operations since the dates of acquisition. Pro forma financial information and allocation of the purchase price is not presented as the individual effects of these acquisitions are not material to our results of operations and financial position.

Divestitures

On January 31, 2007, we divested our Dodge mechanical and Reliance Electric motors and motor repair services businesses to Baldor. These were the principal businesses of our former Power Systems operating segment. See Note 13 for more information.

3. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended September 30, 2008 and 2009 were (in millions):

	Architecture & Software	Control Products & Solutions	Total
Balance as of September 30, 2007	$335.1	$523.4	$858.5
Acquisition of businesses	69.9	—	69.9
Translation and other	(8.4)	(5.0)	(13.4)
Balance as of September 30, 2008	396.6	518.4	915.0
Acquisition of businesses	—	14.2	14.2
Translation and other	(9.8)	(6.2)	(16.0)
Balance as of September 30, 2009	$386.8	$526.4	$913.2

Other intangible assets consist of (in millions):

	September 30, 2009		
	Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:			
Computer software products	$140.9	$ 93.7	$ 47.2
Customer relationships	59.8	10.8	49.0
Technology	84.2	32.0	52.2
Other	33.7	18.4	15.3
Total amortized intangible assets	318.6	154.9	163.7
Intangible assets not subject to amortization	67.2	—	67.2
Total	$385.8	$154.9	$230.9

3. Goodwill and Other Intangible Assets — (Continued)

	September 30, 2008		
	Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:			
Computer software products	$126.6	$ 77.9	$ 48.7
Customer relationships	52.7	5.6	47.1
Technology	84.9	25.4	59.5
Other	50.8	26.0	24.8
Total amortized intangible assets	315.0	134.9	180.1
Intangible assets not subject to amortization	70.7	—	70.7
Total	$385.7	$134.9	$250.8

Computer software products represent costs of computer software to be sold, leased or otherwise marketed. Computer software products amortization expense was $15.8 million in 2009, $14.5 million in 2008 and $9.7 million in 2007.

The Allen-Bradley® and ICS Triplex™ trademarks have an indefinite life, and therefore are not subject to amortization.

Estimated amortization expense is $30.8 million in 2010, $28.8 million in 2011, $25.0 million in 2012, $18.5 million in 2013, and $13.8 million in 2014.

We performed the annual evaluation of our goodwill and indefinite life intangible assets for impairment during the second quarter of 2009 and concluded that none of these assets is impaired.

4. Inventories

Inventories consist of (in millions):

	September 30,	
	2009	2008
Finished goods	$166.4	$237.0
Work in process	109.1	125.9
Raw materials, parts, and supplies	160.9	212.6
Inventories	$436.4	$575.5

We report inventories net of the allowance for excess and obsolete inventory of $53.2 million at September 30, 2009 and $39.7 million at September 30, 2008.

5. Property, net

Property consists of (in millions):

	September 30, 2009	September 30, 2008
Land	$ 4.7	$ 5.2
Buildings and improvements	276.7	273.6
Machinery and equipment	1,116.4	1,089.8
Internal use software	324.8	300.0
Construction in progress	36.5	46.8
Total	1,759.1	1,715.4
Less accumulated depreciation	(1,226.6)	(1,161.6)
Property, net	$ 532.5	$ 553.8

6. Long-term and Short-term Debt

Long-term debt consists of (in millions):

	September 30, 2009	September 30, 2008
5.65% notes, payable in 2017	$250.0	$250.0
6.70% debentures, payable in 2028	250.0	250.0
6.25% debentures, payable in 2037	250.0	250.0
5.20% debentures, payable in 2098	200.0	200.0
Unamortized discount and other	(45.3)	(45.6)
Long-term debt	$904.7	$904.4

In December 2007, we issued an aggregate of $500 million principal amount of our 5.65% notes due 2017 and 6.25% debentures due 2037. The debt offering yielded approximately $493.5 million of proceeds, which were used to repay at maturity our 6.15% notes due January 15, 2008 and for general corporate purposes.

On March 16, 2009, we replaced our former five-year $600.0 million unsecured revolving credit facility with two new unsecured revolving credit facilities totaling $535.0 million. The new facilities have borrowing limits of $267.5 million each. One facility has a three-year term and the other facility has a 364-day term. Our 364-day credit facility includes a term-out option that allows us to borrow, on March 15, 2010, up to $267.5 million as a term loan for one year. We have not drawn down under any of these credit facilities at September 30, 2009 or 2008. Borrowings under these credit facilities bear interest based on short-term money market rates in effect during the period the borrowings are outstanding. The terms of these credit facilities contain covenants under which we would be in default if our debt-to-total-capital ratio was to exceed 60 percent. We were in compliance with all covenants under these credit facilities at September 30, 2009 and 2008. In addition to our two $267.5 million credit facilities, short-term unsecured credit facilities of approximately $169.7 million at September 30, 2009 were available to non-U.S. subsidiaries. There were no significant commitment fees or compensating balance requirements under any of our credit facilities. Borrowings under our credit facilities during 2009 and 2008 were not significant.

Our short-term debt obligations primarily relate to commercial paper borrowings. At September 30, 2009 we had no commercial paper borrowings outstanding. Commercial paper borrowings outstanding at September 30, 2008 were $100.0 million. The weighted average interest rate and maturity period of the commercial paper outstanding at September 30, 2008 were 2.2 percent and six days, respectively.

Interest payments were $62.8 million during 2009, $63.4 million during 2008 and $64.3 million during 2007.

7. Other Current Liabilities

Other current liabilities consist of (in millions):

	September 30, 2009	September 30, 2008
Unrealized losses on foreign exchange contracts (Note 9)	$ 19.1	$ 16.2
Product warranty obligations (Note 8)	32.1	33.5
Taxes other than income taxes	30.3	39.1
Accrued interest	15.6	15.6
Restructuring and special items (Note 14)	60.8	66.5
Income taxes payable	—	39.4
Other	60.7	59.2
Other current liabilities	$218.6	$269.5

8. Product Warranty Obligations

We record a liability for product warranty obligations at the time of sale to a customer based upon historical warranty experience. Most of our products are covered under a warranty period that runs for twelve months from either the date of sale or from installation to a customer. We also record a liability for specific warranty matters when they become known and reasonably estimable. Our product warranty obligations are included in other current liabilities in the Consolidated Balance Sheet.

Changes in product warranty obligations are (in millions):

	September 30, 2009	September 30, 2008
Balance at beginning of period	$ 33.5	$ 34.9
Warranties recorded at time of sale	33.2	43.3
Adjustments to pre-existing warranties	(1.1)	(0.4)
Settlements of warranty claims	(33.5)	(44.3)
Balance at end of period	$ 32.1	$ 33.5

9. Derivative Instruments and Fair Value Measurement

We use foreign currency forward exchange contracts to manage certain foreign currency risks. We enter into these contracts to offset changes in the amount of future cash flows associated with certain third-party and intercompany transactions denominated in foreign currencies expected to occur within the next two years (cash flow hedges). Certain of our locations have assets and liabilities denominated in currencies other than their functional currencies resulting from intercompany loans and other transactions with third parties denominated in foreign currencies. We also enter into foreign currency forward exchange contracts that we do not designate as hedging instruments to offset the transaction gains or losses associated with some of these assets and liabilities.

We recognize all derivative financial instruments as either assets or liabilities at fair value in the Consolidated Balance Sheet. We report in other comprehensive (loss) income the effective portion of the gain or loss on derivative financial instruments that we designate and that qualify as cash flow hedges. We reclassify these gains or losses into earnings in the same periods when the hedged transactions affect earnings. Gains and losses on derivative financial instruments for which we do not elect hedge accounting are recognized in the Consolidated Statement of Operations in each period, based upon the change in the fair value of the derivative financial instruments.

It is our policy to execute such instruments with global financial institutions that we believe to be creditworthy and not to enter into derivative financial instruments for speculative purposes. We diversify our forward exchange

9. Derivative Instruments and Fair Value Measurement — (Continued)

contracts among counterparties to minimize exposure to any one of these entities. All forward exchange contracts are denominated in currencies of major industrial countries. The notional values of our forward exchange contracts outstanding at September 30, 2009 were $902.4 million, of which $369.0 million were designated as cash flow hedges. Contracts with the most significant notional values relate to transactions denominated in the British pound sterling, United States dollar, euro and Canadian dollar.

U.S. GAAP defines fair value as the price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. U.S. GAAP also classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3: Unobservable inputs for the asset or liability.

We value our forward exchange contracts using a market approach. We use an internally developed valuation model based on inputs including forward and spot prices for currency and interest rate curves. We did not change our valuation techniques during fiscal 2009.

Assets and liabilities measured at fair value on a recurring basis and their location in our Consolidated Balance Sheet were (in millions):

		Fair Value (Level 2)	
Derivatives Designated as Hedging Instruments	Balance Sheet Location	September 30, 2009	September 30, 2008
Forward exchange contracts	Other current assets	$ 4.1	$ 1.0
Forward exchange contracts	Other assets	1.7	0.2
Forward exchange contracts	Other current liabilities	(12.2)	(15.3)
Forward exchange contracts	Other liabilities	(3.6)	(6.2)
Total		$(10.0)	$(20.3)

		Fair Value (Level 2)	
Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2009	September 30, 2008
Forward exchange contracts	Other current assets	$20.9	$ 5.1
Forward exchange contracts	Other assets	9.7	4.9
Forward exchange contracts	Other current liabilities	(6.9)	(0.9)
Forward exchange contracts	Other liabilities	(5.8)	(2.2)
Total		$17.9	$ 6.9

The pre-tax amount of gains (losses) recorded in other comprehensive (loss) income related to forward exchange contracts designated as cash flow hedges that would have been recorded in the Consolidated Statement of Operations had they not been so designated as cash flow hedges was (in millions):

	2009	2008	2007
Forward exchange contracts	$12.0	$(17.5)	$(31.9)

9. Derivative Instruments and Fair Value Measurement — (Continued)

Approximately $9.2 million ($5.7 million net of tax) of net unrealized losses on cash flow hedges as of September 30, 2009 will be reclassified into earnings during the next 12 months. We expect that these net unrealized losses will be offset when the hedged items are recognized in earnings.

The pre-tax amount of gains (losses) reclassified from accumulated other comprehensive loss into the Consolidated Statement of Operations related to derivative forward exchange contracts designated as cash flow hedges, which offset the related gains and losses on the hedged items during the periods presented, was:

	2009	2008	2007
Sales	$ 7.2	$ 0.1	$ —
Cost of sales	(3.1)	(25.8)	(6.4)
Total	$ 4.1	$(25.7)	$(6.4)

The amount recognized in earnings as a result of ineffective cash flow hedges was not significant.

The pre-tax amount of gains (losses) from forward exchange contracts not designated as hedging instruments recognized in the Consolidated Statement of Operations during the periods presented, was:

	2009	2008	2007
Other income (expense)	$11.7	$3.3	$(6.7)
Cost of sales	(0.1)	—	(0.6)
Total	$11.6	$3.3	$(7.3)

We also hold financial instruments consisting of cash, accounts receivable, accounts payable, short-term debt and long-term debt. The carrying value of our cash, accounts receivable, accounts payable and short-term debt as reported in our Consolidated Balance Sheet approximates fair value. We base the fair value of long-term debt upon quoted market prices for the same or similar issues. The following is a summary of the carrying value and fair value of our long-term debt (in millions):

	September 30, 2009		September 30, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$(904.7)	$(992.0)	$(904.4)	$(883.0)

10. Shareowners' Equity

Common Stock

At September 30, 2009, the authorized stock of the Company consisted of one billion shares of common stock, par value $1.00 per share, and 25 million shares of preferred stock, without par value. In 2009, we retired 35 million shares of common stock that we held in our treasury. These shares are now designated as authorized and unissued. At September 30, 2009, 17.5 million shares of common stock were reserved for various incentive plans.

Changes in outstanding common shares are summarized as follows (in millions):

	2009	2008	2007
Beginning balance	143.2	149.4	170.8
Treasury stock purchases	(1.7)	(6.7)	(23.8)
Shares delivered under incentive plans	0.6	0.5	2.4
Ending balance	142.1	143.2	149.4

10. Shareowners' Equity — (Continued)

During September 2008, we repurchased 0.1 million shares of common stock for $3.5 million that did not settle until October 2008. During September 2007, we repurchased 0.1 million shares of common stock for $7.5 million that did not settle until October 2007. These outstanding purchases were recorded in accounts payable at September 30, 2008 and 2007.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of (in millions):

	September 30,	
	2009	**2008**
Unrecognized pension and postretirement benefit plan liabilities (Note 12)	$(728.3)	$(368.0)
Accumulated currency translation adjustments	7.7	60.9
Net unrealized losses on cash flow hedges	(7.0)	(11.8)
Unrealized gains (losses) on investment securities	0.1	(0.1)
Accumulated other comprehensive loss	$(727.5)	$(319.0)

11. Share-Based Compensation

During 2009, 2008, and 2007 we recognized $27.8 million, $32.5 million and $29.0 million in share-based compensation expense, respectively. The total income tax benefit related to share-based compensation was $9.1 million during 2009, $11.0 million during 2008 and $10.2 million during 2007. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the service period of each award recipient. As of September 30, 2009, total unrecognized compensation cost related to share-based compensation awards was $29.4 million, net of estimated forfeitures, which we expect to recognize over a weighted average period of approximately 1.6 years.

Our 2008 Long-Term Incentives Plan (2008 Plan) authorizes us to deliver up to 7.2 million shares of our common stock upon exercise of stock options, or upon grant or in payment of stock appreciation rights, performance shares, performance units, restricted stock units and restricted stock. Our 2003 Directors Stock Plan, as amended, authorizes us to deliver up to 0.5 million shares of our common stock upon exercise of stock options or upon grant of shares of our common stock and restricted stock units. Shares relating to awards under our 2008 Plan or our 2000 Long-Term Incentives Plan that terminate by expiration, forfeiture, cancellation or otherwise without the issuance or delivery of shares will be available for further awards under the 2008 Plan. Approximately 4.8 million shares under our 2008 Plan and 0.3 million shares under our 2003 Directors Stock Plan remain available for future grant or payment at September 30, 2009. After September 30, 2009, 0.1 million potential shares to be delivered under performance share awards were cancelled under the 2000 Plan and are now available for future awards under the 2008 Plan. We use treasury stock to deliver shares of our common stock under these plans. Our 2008 Plan does not permit share-based compensation awards to be granted after February 6, 2018.

Stock Options

We have granted non-qualified and incentive stock options to purchase our common stock under various incentive plans at prices equal to the fair market value of the stock on the grant dates. The exercise price for stock options granted under the plans may be paid in cash, shares of common stock or a combination of cash and shares. Stock options expire ten years after the grant date and vest ratably over three years.

11. Share-Based Compensation — (Continued)

The per share weighted average fair value of stock options granted during the years ended September 30, 2009, 2008 and 2007 was $7.75, $17.57 and $20.02, respectively. We estimated the fair value of each stock option on the date of grant using the Black-Scholes pricing model and the following assumptions:

	2009	2008	2007
Average risk-free interest rate	1.63%	3.34%	4.59%
Expected dividend yield	2.47%	1.78%	1.47%
Expected volatility	0.35	0.28	0.31
Expected term (years)	5.4	5.3	5.4

The average risk-free interest rate is based on the five-year U.S. treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility of our stock price over the past five years. We determined the expected term of the stock options using historical data adjusted for the estimated exercise dates of unexercised options.

11. Share-Based Compensation — (Continued)

A summary of stock option activity for the years ended September 30, 2009, 2008 and 2007 is:

	Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value of In-The-Money Options
	(in thousands)		(years)	(in millions)
Outstanding at September 30, 2006	8,939	$32.29		
Granted	1,176	63.64		
Exercised	(2,417)	26.92		
Forfeited	(335)	51.94		
Outstanding at September 30, 2007	7,363	38.17	6.4	$230.7
Vested or expected to vest at September 30, 2007	7,221	37.81	6.4	228.9
Exercisable at September 30, 2007	4,794	28.27	5.4	197.7
Outstanding at September 30, 2007	7,363	38.17		
Granted	1,580	67.68		
Exercised	(474)	27.43		
Forfeited	(201)	61.43		
Outstanding at September 30, 2008	8,268	43.86	6.1	51.6
Vested or expected to vest at September 30, 2008	8,125	43.49	6.1	51.6
Exercisable at September 30, 2008	5,665	34.14	5.0	51.6
Outstanding at September 30, 2008	8,268	43.86		
Granted	2,802	29.33		
Exercised	(557)	20.24		
Forfeited	(217)	49.84		
Expired	(247)	51.64		
Outstanding at September 30, 2009	10,049	40.77	6.4	90.8
Vested or expected to vest at September 30, 2009	9,660	40.75	6.3	87.2
Exercisable at September 30, 2009	6,105	40.50	4.9	55.1

The table below presents stock option activity for years ended September 30, 2009, 2008, and 2007 (in millions):

	2009	2008	2007
Total intrinsic value of stock options exercised	$ 7.4	$16.6	$93.1
Cash received from stock option exercises	11.3	13.2	64.9
Income tax benefit from the exercise of stock options	2.5	4.8	28.4
Total fair value of stock options vested	22.4	23.7	25.2

11. Share-Based Compensation — (Continued)

Performance Share Awards

Certain officers and key employees are also eligible to receive shares of our common stock in payment of performance share awards granted to them. Grantees of performance shares will be eligible to receive shares of our common stock depending upon our total shareowner return, assuming reinvestment of all dividends, relative to the performance of the S&P 500 over a three-year period. A summary of performance share activity for the years ended September 30, 2009, 2008, and 2007 is as follows:

	Shares (in thousands)
Outstanding at September 30, 2006	141
Granted	99
Forfeited	(34)
Outstanding at September 30, 2007	206
Granted	121
Forfeited	(20)
Outstanding at September 30, 2008	307
Granted	192
Forfeited	(15)
Cancelled	(108)
Outstanding at September 30, 2009	376

Maximum potential shares to be delivered in payment under the fiscal 2009 and 2008 awards are 372,400 shares and 216,012 shares, respectively. There will be a 13 percent payout of the target number of shares awarded in fiscal 2007, with a maximum of 10,618 shares to be delivered in payment under the awards in December 2009.

The per share fair value of performance share awards granted during the year ended September 30, 2009, 2008 and 2007 were $31.82, $70.32 and $72.24, respectively, which we determined using a Monte Carlo simulation and the following assumptions:

	2009	2008	2007
Average risk-free interest rate	1.46%	3.35%	4.72%
Expected dividend yield	2.47%	1.70%	1.49%
Expected volatility (Rockwell Automation)	0.40	0.27	0.28

The average risk-free interest rate is based on the three-year U.S. treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined the expected volatilities using daily historical volatility for the period from February 2006 through December 2008 for the 2009 award, December 2004 through December 2007 for the 2008 award and from November 2003 through November 2006 for the 2007 award.

11. Share-Based Compensation — (Continued)

Restricted Stock and Restricted Stock Units

We grant restricted stock to certain employees and previously granted restricted stock to our non-employee directors. Beginning in 2008, our non-employee directors may elect to receive a portion of their compensation in restricted stock units. Restrictions lapse over periods ranging from one to five years. We value restricted stock and restricted stock units at the closing market value of our common stock on the date of grant.

A summary of restricted stock and restricted stock unit activity for the years ended September 30, 2009, 2008 and 2007 is as follows:

	Restricted Stock and Restricted Stock Units	Wtd. Avg. Grant Date Share Fair Value	Aggregate Intrinsic Value
	(in thousands)		(in millions)
Outstanding at September 30, 2006	197	$45.62	$11.5
Granted	65	64.06	
Restrictions lapsed	(32)	36.12	
Forfeited	(19)	54.10	
Outstanding at September 30, 2007	211	52.05	14.7
Granted	72	66.40	
Restrictions lapsed	(26)	59.04	
Forfeited	(19)	58.50	
Outstanding at September 30, 2008	238	56.03	8.9
Granted	92	29.38	
Restrictions lapsed	(60)	57.20	
Forfeited	(10)	52.72	
Outstanding at September 30, 2009	260	45.47	11.1

12. Retirement Benefits

We sponsor funded and unfunded pension plans and other postretirement benefit plans for our employees. The pension plans cover most of our employees and provide for monthly pension payments to eligible employees after retirement. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees are primarily based on specified benefit amounts and years of service. Our policy with respect to funding our pension obligations is to fund the minimum amount required by applicable laws and governmental regulations. We may, however, at our discretion, fund amounts in excess of the minimum amount required by laws and regulations, as we did in 2007. Other postretirement benefits are primarily in the form of retirement medical plans that cover most of our United States employees and provide for the payment of certain medical costs of eligible employees and dependents after retirement.

In 2008 we used an actuarial measurement date of June 30 to measure our benefit obligations, plan assets and to calculate our net periodic benefit cost for pension and other postretirement benefits. In 2009, we changed our measurement date to September 30 due to a change in U.S. GAAP. We recorded a reduction in retained earnings of $12.2 million ($7.8 million net of tax) in the fourth quarter of 2009 related to this change.

As of September 30, 2007, we changed our accounting for defined benefit pension and other postretirement plans due to a change in U.S. GAAP. As a result, we recorded a reduction in equity of $200.2 million, net of a deferred tax benefit of $129.0 million. This reduction in equity was recorded in accumulated other comprehensive loss.

12. Retirement Benefits — (Continued)

The components of net periodic benefit cost are (in millions):

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Service cost	$ 56.0	$ 58.0	$ 56.8	$ 3.6	$ 3.9	$ 3.9
Interest cost	154.7	149.7	127.6	13.3	13.8	13.3
Expected return on plan assets	(191.5)	(193.5)	(161.8)	—	—	—
Amortization:						
Prior service credit	(3.7)	(4.5)	(4.6)	(10.6)	(14.7)	(16.5)
Net transition obligation	0.3	0.4	0.1	—	—	—
Net actuarial loss	16.9	18.5	28.2	9.5	12.4	12.3
Net periodic benefit cost	$ 32.7	$ 28.6	$ 46.3	$ 15.8	$ 15.4	$ 13.0

Excluded from this net periodic benefit cost table but included in income from discontinued operations in the Consolidated Statement of Operations is pre-tax pension benefit cost of $3.8 million and pre-tax other postretirement benefit cost of $4.8 million for the year ended September 30, 2007. Also in 2007, we recognized a pension curtailment loss of $0.4 million, an other postretirement benefits curtailment gain of $45.1 million and an additional other postretirement benefits settlement gain of $11.0 million. These items are related to our Dodge mechanical and Reliance Electric motors and motor repair services businesses and the sale thereof and are reflected in income from discontinued operations in the Consolidated Statement of Operations. In connection with the sale of our Dodge mechanical and Reliance Electric motors and motor repair services businesses, we retained the pension liability related to eligible Power Systems participants in our U.S. Plan and Canada Salary Plan and the other postretirement benefit liability for eligible U.S. non-union and Canada Salary retirees as of the date of the sale, which will result in ongoing net periodic benefit cost for us. Pension liabilities for our Canada Hourly Plan and Mexico Dodge Plan, as well as other postretirement liabilities, including for U.S. union active and retiree participants, have been transferred with the sale of these businesses.

12. Retirement Benefits — (Continued)

Benefit obligation, plan assets, funded status, and net liability information is summarized as follows (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
Benefit obligation at beginning of year	$2,506.9	$2,492.2	$ 215.6	$ 234.0
Service cost	56.0	58.0	3.6	3.9
Interest cost	154.7	149.7	13.3	13.8
Actuarial losses (gains)	195.5	(82.1)	(4.9)	(20.7)
Plan amendments	—	0.8	—	—
Acquisition/divestiture	—	1.3	—	—
Curtailment gain	(1.4)	—	—	—
Settlement gain	(1.2)	—	—	—
Plan participant contributions	6.6	5.7	8.9	8.3
Benefits paid	(156.2)	(119.2)	(21.5)	(23.4)
Change in measurement date	54.2	—	4.2	—
Currency translation and other	(8.2)	0.5	(0.4)	(0.3)
Benefit obligation at end of year	2,806.9	2,506.9	218.8	215.6
Plan assets at beginning of year	2,472.1	2,704.1	—	—
Actual return on plan assets	(141.9)	(168.0)	—	—
Acquisition/divestiture	—	1.0	—	—
Company contributions	35.8	43.2	12.6	15.1
Plan participant contributions	6.6	5.7	8.9	8.3
Benefits paid	(156.2)	(119.2)	(21.5)	(23.4)
Settlement loss	(1.4)	—	—	—
Change in measurement date	2.8	—	—	—
Currency translation and other	(10.0)	5.3	—	—
Plan assets at end of year	2,207.8	2,472.1	—	—
Funded status of plans	(599.1)	(34.8)	(218.8)	(215.6)
Contributions after measurement date	—	2.8	—	—
Net amount on balance sheet	$ (599.1)	$ (32.0)	$(218.8)	$(215.6)
Net amount on balance sheet consists of:				
Prepaid pension	$ 30.7	$ 138.4	$ —	$ —
Compensation and benefits	—	—	(18.8)	(19.9)
Retirement benefits	(629.8)	(170.4)	(200.0)	(195.7)
Net amount on balance sheet	$ (599.1)	$ (32.0)	$(218.8)	$(215.6)

12. Retirement Benefits — (Continued)

Amounts included in accumulated other comprehensive loss, net of tax, at September 30, 2009 and 2008 which have not yet been recognized in net periodic benefit cost are as follows (in millions):

	Pension		Other Postretirement Benefits	
	2009	2008	2009	2008
Prior service credit	$ (23.9)	$ (27.2)	$(41.6)	$(49.8)
Net actuarial loss	721.2	361.1	72.1	82.9
Net transition obligation	0.5	1.0	—	—
Total	$697.8	$334.9	$ 30.5	$ 33.1

During 2009, we recognized prior service credits of $15.2 million ($9.4 million net of tax), net actuarial losses of $26.3 million ($16.4 million net of tax) and a net transition obligation of $0.3 million ($0.2 million net of tax) in pension and other postretirement net periodic benefit cost, which were included in accumulated other comprehensive loss at September 30, 2008. In 2010 we expect to recognize prior service credits of $15.2 million ($9.4 million net of tax), net actuarial losses of $50.3 million ($31.9 million net of tax) and a net transition obligation of $0.4 million ($0.3 million net of tax) in pension and other postretirement net periodic benefit cost, which are included in accumulated other comprehensive loss at September 30, 2009.

In 2007 we voluntarily contributed $8.0 million to our U.S. qualified pension plan trust.

The accumulated benefit obligation for our pension plans is $2,610.5 million as of the 2009 measurement date and $2,316.7 million as of the 2008 measurement date.

Net Periodic Benefit Cost Assumptions

Significant assumptions used in determining net periodic benefit cost for the period ended September 30 are (in weighted averages):

	Pension Benefits September 30,			Other Postretirement Benefits September 30,		
	2009	2008	2007	2009	2008	2007
U.S. Plans						
Discount rate	6.75%	6.50%	6.50%	6.50%	6.25%	6.50%
Expected return on plan assets	8.00%	8.00%	8.00%	—	—	—
Compensation increase rate	4.20%	4.15%	4.19%	—	—	—
Non-U.S. Plans						
Discount rate	5.49%	4.98%	4.60%	6.00%	5.25%	5.50%
Expected return on plan assets	6.30%	6.38%	5.83%	—	—	—
Compensation increase rate	3.01%	2.87%	2.62%	—	—	—

12. Retirement Benefits — (Continued)

Net Benefit Obligation Assumptions

Significant assumptions used in determining the benefit obligations are (in weighted averages):

	Pension Benefits September 30,		Other Postretirement Benefits September 30,	
	2009	2008	2009	2008
U.S. Plans				
Discount rate	6.20%	6.75%	6.00%	6.50%
Compensation increase rate	4.30%	4.20%	—	—
Healthcare cost trend rate (1)	—	—	9.50%	10.00%
Non-U.S. Plans				
Discount rate	4.67%	5.49%	5.00%	6.00%
Compensation increase rate	2.88%	3.01%	—	—
Healthcare cost trend rate (2)	—	—	8.00%	8.75%

(1) The healthcare cost trend rate reflects the estimated increase in gross medical claims costs. As a result of the plan amendment adopted effective October 1, 2002, our effective per person retiree medical cost increase is zero percent beginning in 2005 for the majority of our postretirement benefit plans. For our other plans, we assume the gross healthcare cost trend rate will decrease to 5.50% in 2017.

(2) Decreasing to 4.50% in 2017.

In determining the expected long-term rate of return on assets assumption, we equally consider the historical performance and the future expected performance for returns for each asset category, as well as the target asset allocation of the pension portfolios. This resulted in the selection of the weighted average long-term rate of return on assets assumption. Our global weighted-average asset allocations at September 30, by asset category, are:

Asset Category	Allocation Range	Target Allocation	September 30, 2009	September 30, 2008
Equity Securities	50% - 70%	56%	52%	54%
Debt Securities	20% - 75%	36%	39%	42%
Other	0% - 15%	8%	9%	4%

The investment objective for pension funds related to our defined benefit plans is to meet the plan's benefit obligations, while maximizing the long-term growth of assets without undue risk. We strive to achieve this objective by investing plan assets within target allocation ranges and diversification within asset categories. Target allocation ranges are guidelines that are adjusted periodically based on ongoing monitoring by plan fiduciaries. Investment risk is controlled by rebalancing to target allocations on a periodic basis and ongoing monitoring of investment manager performance relative to the investment guidelines established for each manager.

As of September 30, 2009 and 2008, our pension plans do not own our common stock.

In certain countries in which we operate, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, we typically make benefit payments directly from cash as they become due, rather than by creating a separate pension fund.

Estimated Future Payments

We expect to contribute approximately $29 million related to our worldwide pension plans and $19 million to our postretirement benefit plans in 2010.

12. Retirement Benefits — (Continued)

The following benefit payments, which include employees' expected future service, as applicable, are expected to be paid (in millions):

	Pension Benefits	Other Postretirement Benefits
2010	$129.3	$19.3
2011	136.9	20.1
2012	143.0	20.0
2013	148.9	19.8
2014	155.3	19.7
2015 — 2019	887.7	89.4

Other Postretirement Benefits

A one-percentage point change in assumed healthcare cost trend rates would have the following effect (in millions):

	One-Percentage Point Increase		One-Percentage Point Decrease	
	2009	2008	2009	2008
Increase (decrease) to total of service and interest cost components	$0.2	$0.2	$(0.2)	$(0.2)
Increase (decrease) to postretirement benefit obligation	2.0	1.9	(1.9)	(1.6)

Pension Benefits

Information regarding our pension plans with accumulated benefit obligations in excess of the fair value of plan assets (underfunded plans) as of the 2009 and 2008 measurement dates (September 30 in 2009 and June 30 in 2008) are as follows (in millions):

	2009	2008
Projected benefit obligation	$2,532.7	$153.1
Accumulated benefit obligation	2,346.7	133.8
Fair value of plan assets	1,910.3	3.4

Defined Contribution Savings Plans

We also sponsor certain defined contribution savings plans for eligible employees. Expense related to these plans was $30.5 million in 2009, $33.3 million in 2008, and $24.3 million in 2007.

13. Discontinued Operations

The following is a summary of the composition of income from discontinued operations included in the Consolidated Statement of Operations (in millions):

	2009	2008	2007
Power Systems net income from operations	$ —	$ —	$ 42.3
Gain on sale of Power Systems (net of tax expense of $192.2 million)	—	—	868.2
Other	2.8	—	8.0
Income from discontinued operations	$ 2.8	$ —	$918.5

Power Systems

On January 31, 2007, we sold our Dodge mechanical and Reliance Electric motors and motor repair services businesses to Baldor for $1.8 billion, comprised of $1.75 billion in cash and approximately 1.6 million shares of Baldor common stock. The results of operations and gain on sale of these businesses are reported in income from discontinued operations in the Consolidated Financial Statements for all periods presented.

Other

During 2009, we recorded a benefit of $4.5 million ($2.8 million net of tax) related to a change in estimate for legal contingencies associated with the former Rockwell International Corporation's (RIC's) operation of the Rocky Flats facility for the U.S. Department of Energy.

During 2007, we recorded a change in estimate of a contingent liability related to a divested business, resulting in income of $9.0 million with no income tax effect. We also recorded a net charge of $1.6 million ($1.0 million after tax) related to resolutions of certain claims and professional service fees related to discontinued operations matters, offset by a benefit related to legal matters associated with RIC's operation of the Rocky Flats facility for the U.S. Department of Energy (DOE).

Summarized Results

Summarized results of Power Systems operations are (in millions):

	Four Months Ended January 31, 2007
Sales	$340.7
Income before income taxes	$ 69.6
Income tax expense	(27.3)
Net income	$ 42.3

14. Restructuring Charges and Special Items

During 2009, we recorded restructuring charges of $60.4 million ($41.8 million after tax, or $0.29 per diluted share) related to actions designed to better align our cost structure with current economic conditions. The majority of the charges relate to severance benefits recognized pursuant to our severance policy and local statutory requirements. In the Consolidated Statement of Operations for the year ended September 30, 2009, we recorded $21.0 million of the restructuring charges in cost of sales, and we recorded $39.4 million in selling, general and administrative expenses. We expect total cash expenditures associated with these actions to be approximately $50.7 million.

During 2008, we recorded special items of $50.7 million ($34.0 million after tax, or $0.23 per diluted share) related to restructuring actions designed to better align resources with growth opportunities and to reduce costs as a result of current and anticipated market conditions. This charge was partially offset by the reversal of $4.0 million ($3.6 million after tax, or $0.02 per diluted share) of severance accruals established as part of our 2007 restructuring actions, as employee attrition differed from our original estimates. The 2008 restructuring actions include workforce reductions aimed at streamlining administrative functions, realigning selling resources to the highest anticipated growth opportunities and consolidating business units. The majority of the charges relate to severance benefits recognized pursuant to our severance policy and local statutory requirements. In the Consolidated Statement of Operations for the year ended September 30, 2008, we recorded $4.1 million of the special items in cost of sales, while $46.6 million was recorded in selling, general and administrative expenses.

During 2007, we recorded special items of $43.5 million ($27.7 million after tax, or $0.17 per diluted share) related to various restructuring actions designed to execute on our cost productivity initiatives and to advance our globalization strategy. Actions include workforce reductions, realignment of administrative functions, and rationalization and consolidation of global operations. In the Consolidated Statement of Operations for the year ended September 30, 2007, $21.8 million of the special items was recorded in cost of sales, while $21.7 million was recorded in selling, general and administrative expenses.

We paid $62.6 million, $16.6 million and $5.3 million related to these charges during the years ended September 30, 2009, 2008 and 2007, respectively. Accruals remaining under these restructuring actions after currency translation and other items are $60.8 million at September 30, 2009.

15. Other (Expense) Income

The components of other (expense) income are (in millions):

	2009	2008	2007
Net (loss) gain on dispositions of securities and property	$ (4.6)	$ 5.0	$ 5.4
Interest income	9.6	28.1	29.6
Royalty income	3.7	3.7	1.8
Environmental charges	(4.5)	(1.7)	(13.9)
Dividend income	—	0.3	12.1
(Losses) gains on deferred compensation plans	(0.7)	(5.0)	3.7
Other	(10.2)	(11.9)	(5.4)
Other (expense) income	$ (6.7)	$ 18.5	$ 33.3

16. Income Taxes

Selected income tax data from continuing operations (in millions):

	2009	2008	2007
Components of income before income taxes:			
United States	$ 64.7	$459.9	$509.2
Non-United States	209.2	349.0	279.4
Total	$273.9	$808.9	$788.6
Components of the income tax provision:			
Current:			
United States	$ 15.8	$152.0	$169.6
Non-United States	42.3	91.4	97.1
State and local	(16.8)	4.0	(3.7)
Total current	41.3	247.4	263.0
Deferred:			
United States	11.0	(13.0)	(20.6)
Non-United States	1.9	(3.0)	(20.5)
State and local	1.8	(0.1)	(2.6)
Total deferred	14.7	(16.1)	(43.7)
Income tax provision	$ 56.0	$231.3	$219.3
Total income taxes paid	$115.2	$265.8	$427.3

Income taxes paid included $7.9 million during 2008 and $190.0 million during 2007 related to the gain on sale of our Dodge mechanical and Reliance Electric motors and motor repair services businesses.

During 2009, we recognized discrete tax benefits of $20.5 million related to the retroactive extension of the U.S. federal research tax credit, the resolution of a contractual tax obligation and various state tax matters, partially offset by discrete tax expenses of $4.2 million related to a non-U.S. subsidiary.

During 2008, income from continuing operations included a benefit of $5.6 million related to the resolution of various tax matters and claims.

During 2007, income from continuing operations included a benefit of $21.7 million related to the resolution of certain tax matters and claims related to closure of the 2005 U.S. federal audit cycle and various state tax audits.

16. Income Taxes — (Continued)

Effective Tax Rate Reconciliation

The reconciliation between the U.S. federal statutory rate and our effective tax rate was:

	2009	2008	2007
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes	(1.2)	0.6	1.2
Non-United States taxes	(9.4)	(5.5)	(4.0)
Foreign tax credit utilization	0.4	(0.5)	(0.4)
Employee stock ownership plan benefit	(0.8)	(0.3)	(0.5)
Tax refund claims	—	—	(0.4)
Reversal of valuation allowances	—	(0.5)	(0.1)
Tax benefits on export sales	—	—	(0.5)
Domestic manufacturing deduction	(1.1)	(0.6)	—
Resolution of prior period tax matters	(7.8)	(0.7)	(2.3)
Other	5.3	1.1	(0.2)
Effective income tax rate	20.4%	28.6%	27.8%

16. Income Taxes — (Continued)

Deferred Taxes

The tax effects of temporary differences that give rise to our net deferred income tax assets and liabilities were (in millions):

	2009	2008
Current deferred income tax assets:		
Compensation and benefits	$ 15.3	$ 16.0
Product warranty costs	10.7	12.6
Inventory	42.2	42.0
Allowance for doubtful accounts	11.0	10.5
Deferred credits	29.2	30.9
Returns, rebates and incentives	28.6	31.9
Self-insurance reserves	2.1	1.7
Restructuring reserves	11.7	15.7
Net operating loss carryforwards	1.6	0.1
Other — net	22.0	28.6
Current deferred income tax assets	174.4	190.0
Long-term deferred income tax assets (liabilities):		
Retirement benefits	$286.7	$ 67.3
Property	(70.4)	(68.5)
Intangible assets	(19.5)	(16.9)
Environmental reserves	11.1	13.2
Share-based compensation	30.3	26.2
Self-insurance reserves	7.6	10.2
Deferred gains	4.8	6.0
Net operating loss carryforwards	47.6	49.3
Capital loss carryforwards	24.2	27.7
U.S. federal tax credit carryforwards	4.7	1.4
State tax credit carryforwards	2.1	6.5
Other — net	22.2	42.8
Subtotal	351.4	165.2
Valuation allowance	(43.8)	(45.1)
Net long-term deferred income tax assets	307.6	120.1
Total deferred income tax assets	$482.0	$310.1

Total deferred tax assets were $616.5 million at September 30, 2009 and $441.2 million at September 30, 2008. Total deferred tax liabilities were $90.7 million at September 30, 2009 and $86.0 million at September 30, 2008.

We have not provided U.S. deferred taxes for any portion of $1,369.0 million of undistributed earnings of the Company's subsidiaries, since these earnings have been, and under current plans will continue to be, permanently reinvested in these subsidiaries. It is not practicable to estimate the amount of additional taxes which may be payable upon distribution.

16. Income Taxes — (Continued)

We believe it is more likely than not that we will realize current and long-term deferred tax assets through the reduction of future taxable income, other than for the deferred tax assets reflected below. Significant factors we considered in determining the probability of the realization of the deferred tax assets include our historical operating results and expected future earnings.

Tax attributes and related valuation allowances at September 30, 2009 are (in millions):

Tax Attribute to be Carried Forward	Tax Benefit Amount	Valuation Allowance	Carryforward Period Ends
Non-United States net operating loss carryforward	$ 5.8	$ 3.3	2012-2018
Non-United States net operating loss carryforward	19.1	10.1	Indefinite
Non-United States capital loss carryforward	23.8	23.8	Indefinite
United States net operating loss carryforward	11.6	—	2012-2027
United States tax credit carryforward	4.7	—	2018-2029
State and local net operating loss carryforward	12.7	—	2010-2029
State tax credit carryforward	2.1	0.1	2014-2026
State capital loss carryforward	0.4	0.4	2010-2011
Subtotal — tax carryforwards	80.2	37.7	
Other deferred tax assets	6.1	6.1	Indefinite
Total	$86.3	$43.8	

The valuation allowance decreased $1.3 million in 2009 and increased $2.5 million in 2008.

Unrecognized Tax Benefits

We operate in numerous taxing jurisdictions and are subject to regular examinations by various U.S. federal, state and foreign jurisdictions for various tax periods. Additionally, we have retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses in prior years. Our income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which we do business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, our estimates of income tax liabilities may differ from actual payments or assessments.

We recognized a $6.7 million decrease in shareowners' equity as of October 1, 2007 related to a change in accounting for uncertain tax positions. As of October 1, 2007, the amount of unrecognized tax benefits was $116.5 million ($71.4 million, net of $45.1 million of offsetting tax benefits). The amount of unrecognized tax benefits that would have reduced our effective tax rate if recognized was $37.6 million. The balance of $33.8 million was attributable to discontinued operations and would not have impacted the effective tax rate for continuing operations if recognized.

16. Income Taxes — (Continued)

A reconciliation of our gross unrecognized tax benefits, excluding interest and penalties, is as follows (in millions):

	2009	2008
Balance at beginning of year	$125.8	$116.5
Additions based on tax positions related to the current year	15.3	14.5
Additions based on tax positions related to prior years	2.2	0.1
Reductions based on tax positions related to prior years	(8.1)	(1.3)
Reductions related to settlements with taxing authorities	(13.3)	(2.3)
Reductions related to lapses of statute of limitations	(3.9)	(0.8)
Reduction due to effect of foreign currency translation	(1.3)	(0.9)
Balance at end of year	$116.7	$125.8

Gross unrecognized tax benefits and offsetting tax benefits were (in millions):

	September 30, 2009		
	Gross Unrecognized Tax Benefits	Offsetting Tax Benefits	Net
Amounts that would reduce tax provision:			
Continuing operations	$ 85.2	$(44.3)	$40.9
Discontinued operations	31.5	(4.8)	26.7
Total	$116.7	$(49.1)	$67.6

	September 30, 2008		
	Gross Unrecognized Tax Benefits	Offsetting Tax Benefits	Net
Amounts that would reduce tax provision:			
Continuing operations	$ 84.1	$(40.9)	$43.2
Discontinued operations	41.7	(8.3)	33.4
Total	$125.8	$(49.2)	$76.6

We believe it is reasonably possible that the amount of unrecognized tax benefits could be reduced by up to $27.9 million and the amount of offsetting tax benefits could be reduced by up to $1.1 million during the next 12 months as a result of the resolution of worldwide tax matters and the lapses of statutes of limitations.

We recognize interest and penalties related to unrecognized tax benefits in tax expense. Accrued interest and penalties were $25.8 million and $1.8 million at September 30, 2009 and $24.0 million and $2.0 million at September 30, 2008, respectively. We recognized $8.0 million of interest and $0.2 million of penalties during 2009.

We conduct business globally and are routinely audited by the various tax jurisdictions in which we operate. Our U.S. federal tax returns for 2007 through 2009, Wisconsin tax returns for 2003 through 2009, and tax returns for other major states and countries for 1998 through 2009 remain subject to examinations by taxing authorities.

17. Commitments and Contingent Liabilities

Environmental Matters

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have and will continue to have an effect on our manufacturing operations. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on our liquidity and capital resources, competitive position or financial condition.

We have been designated as a potentially responsible party at 14 Superfund sites, excluding sites as to which our records disclose no involvement or as to which our potential liability has been finally determined and assumed by third parties. We estimate the total reasonably possible costs we could incur for the remediation of Superfund sites at September 30, 2009 to be $9.5 million, of which $4.3 million has been accrued.

Various other lawsuits, claims and proceedings have been asserted against us alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously owned properties. As of September 30, 2009, we have estimated the total reasonably possible costs we could incur from these matters to be $113.2 million. We have recorded environmental accruals for these matters of $30.8 million. In addition to the above matters, we retained ownership of Federal Pacific Electric (FPE), a former subsidiary of Reliance, following the sale of our Dodge mechanical and Reliance Electric motors and motor repair services businesses. Certain liabilities of FPE are substantially indemnified by ExxonMobil Corporation. At September 30, 2009, FPE has recorded a liability of $23.1 million and a receivable of $22.0 million for these matters, which liability and receivable are included in our Consolidated Balance Sheet. We estimate the total reasonably possible costs that could be incurred by FPE for these matters to be $29.4 million.

Based on our assessment, we believe that our expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on our liquidity and capital resources, competitive position or financial condition. We cannot assess the possible effect of compliance with future requirements.

Conditional Asset Retirement Obligations

We accrue for costs related to a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development or the normal operation of the long-lived asset. The obligation to perform the asset retirement activity is not conditional even though the timing or method may be conditional. Identified conditional asset retirement obligations include asbestos abatement and remediation of soil contamination beneath current and previously divested facilities. We estimated conditional asset retirement obligations using site-specific knowledge and historical industry expertise. At September 30, 2009, we have recorded liabilities for these asset retirement obligations of $2.9 million in other current liabilities and $23.9 million in other liabilities. We recorded $5.1 million in other current liabilities and $22.8 million in other liabilities for these obligations at September 30, 2008.

17. Commitments and Contingent Liabilities — (Continued)

Lease Commitments

Rental expense was $114.7 million in 2009, $116.3 million in 2008 and $97.7 million in 2007. Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated $319.1 million as of September 30, 2009 and are payable as follows (in millions):

2010	$ 70.2
2011	55.2
2012	43.9
2013	28.7
2014	21.7
Beyond 2014	99.4
Total	$319.1

Commitments from third parties under sublease agreements having noncancelable lease terms in excess of one year aggregated $2.6 million as of September 30, 2009 and are receivable through 2015 at approximately $0.4 million per year. Most leases contain renewal options for varying periods, and certain leases include options to purchase the leased property.

Other Matters

Various other lawsuits, claims and proceedings have been or may be instituted or asserted against us relating to the conduct of our business, including those pertaining to product liability, environmental, safety and health, intellectual property, employment and contract matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, we believe the disposition of matters that are pending or have been asserted will not have a material adverse effect on our business or financial condition.

We (including our subsidiaries) have been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos that was used in certain components of our products many years ago. Currently there are thousands of claimants in lawsuits that name us as defendants, together with hundreds of other companies. In some cases, the claims involve products from divested businesses, and we are indemnified for most of the costs. However, we have agreed to defend and indemnify asbestos claims associated with products manufactured or sold by our former Dodge mechanical and Reliance Electric motors and motor repair services businesses prior to their divestiture by us, which occurred on January 31, 2007. We are also responsible for half of the costs and liabilities associated with asbestos cases against RIC's divested measurement and flow control business. But in all cases, for those claimants who do show that they worked with our products or products of divested businesses for which we are responsible, we nevertheless believe we have meritorious defenses, in substantial part due to the integrity of the products, the encapsulated nature of any asbestos-containing components, and the lack of any impairing medical condition on the part of many claimants. We defend those cases vigorously. Historically, we have been dismissed from the vast majority of these claims with no payment to claimants.

We have maintained insurance coverage that we believe covers indemnity and defense costs, over and above self-insured retentions, for claims arising from our former Allen-Bradley subsidiary. Following litigation against Nationwide Indemnity Company and Kemper Insurance, the insurance carriers that provided liability insurance coverage to Allen-Bradley, we entered into separate agreements on April 1, 2008 with both insurance carriers to further resolve responsibility for ongoing and future coverage of Allen-Bradley asbestos claims. In exchange for a lump sum payment, Kemper bought out its remaining liability and has been released from further insurance obligations to Allen-Bradley. Nationwide administers the Kemper buy-out funds and has entered into a cost share agreement with us to pay the substantial majority of future defense and indemnity costs for Allen-Bradley asbestos

17. Commitments and Contingent Liabilities — (Continued)

claims once the Kemper buy-out funds are depleted. We believe that these arrangements will continue to provide coverage for Allen-Bradley asbestos claims throughout the remaining life of the asbestos liability.

The uncertainties of asbestos claim litigation make it difficult to predict accurately the ultimate outcome of asbestos claims. That uncertainty is increased by the possibility of adverse rulings or new legislation affecting asbestos claim litigation or the settlement process. Subject to these uncertainties and based on our experience defending asbestos claims, we do not believe these lawsuits will have a material adverse effect on our financial condition.

We have, from time to time, divested certain of our businesses. In connection with these divestitures, certain lawsuits, claims and proceedings may be instituted or asserted against us related to the period that we owned the businesses, either because we agreed to retain certain liabilities related to these periods or because such liabilities fall upon us by operation of law. In some instances the divested business has assumed the liabilities; however, it is possible that we might be responsible to satisfy those liabilities if the divested business is unable to do so.

In connection with the spin-offs of our former automotive component systems business, semiconductor systems business and Rockwell Collins avionics and communications business, the spun-off companies have agreed to indemnify us for substantially all contingent liabilities related to the respective businesses, including environmental and intellectual property matters.

In conjunction with the sale of our Dodge mechanical and Reliance Electric motors and motor repair services businesses, we agreed to indemnify Baldor for costs and damages related to certain legal, legacy environmental and asbestos matters of these businesses, including certain damages pertaining to the Foreign Corrupt Practices Act, arising before January 31, 2007, for which the maximum exposure would be capped at the amount received for the sale. We estimate the potential future payments we could incur under these indemnifications may approximate $25.9 million, of which $11.1 million has been accrued in other current liabilities and $11.3 million has been accrued in other liabilities at September 30, 2009. We recorded $10.5 million and $12.9 million in other current liabilities and other liabilities, respectively, at September 30, 2008 for these indemnifications.

In many countries we provide a limited intellectual property indemnity as part of our terms and conditions of sale. We also at times provide limited intellectual property indemnities in other contracts with third parties, such as contracts concerning the development and manufacture of our products, the divestiture of businesses and the licensing of intellectual property. Due to the number of agreements containing such provisions, we are unable to estimate the maximum potential future payments.

18. Business Segment Information

Rockwell Automation is a leading global provider of industrial automation power, control and information solutions that help manufacturers achieve a competitive advantage for their businesses. We determine our operating segments based on the information used by our chief operating decision maker, our Chief Executive Officer, to allocate resources and assess performance. Based upon these criteria, we organized our products and services into two operating segments: Architecture & Software and Control Products & Solutions.

Architecture & Software

The Architecture & Software segment contains all of the elements of our integrated control and information architecture capable of controlling the customer's plant floor and connecting with their manufacturing enterprise. Architecture & Software has a broad portfolio of products including:

- Control platforms that perform multiple control disciplines and monitoring of applications, including discrete, batch, continuous process, drives control, motion control and machine safety control. Our platform products include controllers, electronic operator interface devices, electronic input/output devices, communication and networking products, industrial computers and condition based monitoring systems. The

18. Business Segment Information — (Continued)

information-enabled Logix controllers provide integrated multi-discipline control that is modular and scaleable.

- Software products that include configuration and visualization software used to operate and supervise control platforms, advanced process control software and manufacturing execution software (MES) that addresses information needs between the factory floor and a customer's enterprise business system. Examples of MES applications are production scheduling, asset management, tracking, genealogy and manufacturing business intelligence.
- Other Architecture & Software products, including rotary and linear motion control products, sensors and machine safety components.

Control Products & Solutions

The Control Products & Solutions segment combines a comprehensive portfolio of intelligent motor control and industrial control products with the customer support and application knowledge necessary to implement an automation or information solution on the plant floor. This comprehensive portfolio includes:

- Low voltage and medium voltage electro-mechanical and electronic motor starters, motor and circuit protection devices, AC/DC variable frequency drives, contactors, push buttons, signaling devices, termination and protection devices, relays and timers and condition sensors.
- Value-added packaged solutions, including configured drives, motor control centers and custom-engineered panels for OEM and end-user applications.
- Automation and information solutions, including custom-engineered hardware and software systems for discrete, process, motion, drives and manufacturing information applications.
- Services designed to help maximize a customer's automation investment and provide total life-cycle support, including multi-vendor customer technical support and repair, customized safety solutions, asset management, training and predictive and preventative maintenance.

The following tables reflect the sales and operating results of our reportable segments for the years ended September 30 (in millions):

	2009	2008	2007
Sales:			
Architecture & Software	$1,723.5	$2,419.7	$2,221.3
Control Products & Solutions	2,609.0	3,278.1	2,782.6
Total	$4,332.5	$5,697.8	$5,003.9
Segment operating earnings:			
Architecture & Software	$ 223.0	$ 584.7	$ 587.7
Control Products & Solutions	206.7	440.5	397.0
Total (a)	429.7	1,025.2	984.7
Purchase accounting depreciation and amortization	(18.6)	(24.2)	(16.4)
General corporate-net	(80.3)	(77.2)	(72.8)
Interest expense	(60.9)	(68.2)	(63.4)
Special items	4.0	(46.7)	(43.5)
Income from continuing operations before income taxes	$ 273.9	$ 808.9	$ 788.6

(a) Segment operating earnings in 2009 includes restructuring charges of $60.4 million. See Note 14 for more information.

18. Business Segment Information — (Continued)

Among other considerations, we evaluate performance and allocate resources based upon segment operating earnings before income taxes, interest expense, costs related to corporate offices, certain nonrecurring corporate initiatives, gains and losses from the disposition of businesses and incremental acquisition related expenses resulting from purchase accounting adjustments such as intangible asset amortization, depreciation, inventory and purchased research and development charges. Depending on the product, intersegment sales within a single legal entity are either at cost or cost plus a mark-up, which does not necessarily represent a market price. Sales between legal entities are at an appropriate transfer price. We allocate costs related to shared segment operating activities to the segments using a methodology consistent with the expected benefit.

The following tables summarize the identifiable assets at September 30 and the provision for depreciation and amortization and the amount of capital expenditures for property for the years ended September 30 for each of the reportable segments and Corporate (in millions):

	2009	2008	2007
Identifiable assets:			
Architecture & Software	$1,157.2	$1,337.9	$1,163.6
Control Products & Solutions	1,723.5	1,929.7	1,921.3
Corporate	1,425.0	1,326.0	1,460.9
Total	$4,305.7	$4,593.6	$4,545.8
Depreciation and amortization:			
Architecture & Software	$ 59.6	$ 51.1	$ 52.8
Control Products & Solutions	55.2	60.1	47.7
Corporate	0.7	1.1	1.0
Total	115.5	112.3	101.5
Purchase accounting depreciation and amortization	18.6	24.2	16.4
Total	$ 134.1	$ 136.5	$ 117.9
Capital expenditures for property:			
Architecture & Software	$ 15.7	$ 34.1	$ 14.7
Control Products & Solutions	25.8	34.4	27.5
Corporate	56.5	82.5	88.8
Total	$ 98.0	$ 151.0	$ 131.0

Identifiable assets at Corporate consist principally of cash, net deferred income tax assets, prepaid pension and property. Property shared by the segments and used in operating activities is also reported in Corporate identifiable assets and Corporate capital expenditures. Corporate identifiable assets include shared net property balances of $204.4 million, $198.3 million and $179.7 million at September 30, 2009, 2008 and 2007, respectively, for which depreciation expense has been allocated to segment operating earnings based on the expected benefit to be realized by each segment. Corporate capital expenditures include $56.2 million, $82.3 million and $87.1 million in 2009, 2008 and 2007, respectively, that will be shared by our operating segments.

18. Business Segment Information — (Continued)

We conduct a significant portion of our business activities outside the United States. The following tables present sales and property by geographic region (in millions):

	Sales			Property		
	2009	2008	2007	2009	2008	2007
United States	$2,209.2	$2,850.8	$2,687.0	$413.7	$416.4	$392.3
Canada	257.1	396.4	341.1	10.2	12.4	13.7
Europe, Middle East and Africa	962.1	1,319.0	1,054.2	43.7	53.0	56.9
Asia-Pacific	579.3	717.2	588.8	38.7	43.7	35.3
Latin America	324.8	414.4	332.8	26.2	28.3	12.1
Total	$4,332.5	$5,697.8	$5,003.9	$532.5	$553.8	$510.3

We attribute sales to the geographic regions based on the country of destination.

In the United States and Canada, we sell our products primarily through independent distributors. We sell large systems and service offerings principally through a direct sales force, though opportunities are sometimes identified through distributors. Outside the United States and Canada, we sell products through a combination of direct sales and sales through distributors. Sales to our largest distributor in 2009, 2008 and 2007 were between 9 and 10 percent of our total sales.

19. Quarterly Financial Information (Unaudited)

	2009 Quarters				
	First	Second(b)	Third(c)	Fourth(d)	2009
	(in millions, except per share amounts)				
Sales	$1,189.2	$1,058.1	$1,010.8	$1,074.4	$4,332.5
Gross profit	470.4	363.6	370.2	365.3	1,569.5
Income from continuing operations before income taxes	139.5	55.4	50.2	28.8	273.9
Income from continuing operations	115.6	40.6	32.8	28.9	217.9
Income from discontinued operations (a)	2.8	—	—	—	2.8
Net income	118.4	40.6	32.8	28.9	220.7
Basic earnings per share:					
Continuing operations	0.82	0.29	0.23	0.20	1.54
Discontinued operations (a)	0.02	—	—	—	0.02
Net income	0.84	0.29	0.23	0.20	1.56
Diluted earnings per share:					
Continuing operations	0.81	0.29	0.23	0.20	1.53
Discontinued operations (a)	0.02	—	—	—	0.02
Net income	0.83	0.29	0.23	0.20	1.55

19. Quarterly Financial Information (Unaudited) — (Continued)

	2008 Quarters				
	First	Second	Third	Fourth(e)	2008
	(in millions, except per share amounts)				
Sales	$1,331.9	$1,406.6	$1,475.0	$1,484.3	$5,697.8
Gross profit	575.5	571.3	605.6	588.3	2,340.7
Income before income taxes	219.0	199.7	213.5	176.7	808.9
Net income	156.6	142.8	152.6	125.6	577.6
Basic earnings per share:					
Net income	1.05	0.97	1.04	0.87	3.94
Diluted earnings per share:					
Net income	1.04	0.96	1.03	0.87	3.90

Note: The sum of the quarterly per share amounts will not necessarily equal the annual per share amounts presented.

(a) See Note 13 for more information on discontinued operations.

(b) Income from continuing operations includes restructuring charges of $20.2 million ($13.0 million after tax, or $0.09 per diluted share). See Note 14 for more information.

(c) Income from continuing operations includes restructuring charges of $7.1 million ($4.6 million after tax, or $0.03 per diluted share). See Note 14 for more information.

(d) Income from continuing operations includes restructuring charges of $33.1 million ($24.2 million after tax, or $0.17 per diluted share). See Note 14 for more information.

(e) Income from continuing operations includes net special items of $46.7 million ($30.4 million after tax, or $0.21 per diluted share). See Note 14 for more information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of
Rockwell Automation, Inc.
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheets of Rockwell Automation, Inc. (the "Company") as of September 30, 2009 and 2008, and the related consolidated statements of operations, shareowners' equity, cash flows, and comprehensive (loss) income for each of the three years in the period ended September 30, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). We also have audited the Company's internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Automation, Inc. as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in Note 16 to the Consolidated Financial Statements, on October 1, 2007, the Company changed its method of accounting for uncertain income tax positions. As discussed in Note 12 to the Consolidated Financial Statements, on September 30, 2007, the Company changed its method of accounting for the Company's defined benefit pension and other postretirement benefit plans.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
November 18, 2009

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness, as of September 30, 2009, of our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of September 30, 2009.

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon that evaluation, management has concluded that our internal control over financial reporting was effective as of September 30, 2009.

The effectiveness of our internal control over financial reporting as of September 30, 2009 has been audited by Deloitte & Touche LLP, as stated in their report that is included on the previous two pages.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

As previously disclosed, we are in the process of developing and implementing common global process standards and an enterprise-wide information technology system. In the fourth quarter of 2009, we deployed new business processes and functionality of the system related to our engineering, manufacturing, order management and finance functions to certain locations. In doing so, we modified and enhanced our internal controls over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) as a result of and in connection with the implementation of the new system and processes. Additional implementations will occur to most locations of our company over a multi-year period, with additional phases scheduled throughout fiscal 2010-2013.

There have not been any other changes in our internal control over financial reporting during the quarter ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Other than the information below, the information required by this Item is incorporated by reference to the sections entitled ***Election of Directors***, ***Information about Director Nominees and Continuing Directors***, ***Board of Directors and Committees*** and ***Section 16(a) Beneficial Ownership Reporting Compliance*** in the 2010 Proxy Statement.

No nominee for director was selected pursuant to any arrangement or understanding between the nominee and any person other than the Company pursuant to which such person is or was to be selected as a director or nominee. See also the information about executive officers of the Company under Item 4A of Part I.

We have adopted a code of ethics that applies to our executive officers, including the principal executive officer, principal financial officer and principal accounting officer. A copy of our code of ethics is posted on our Internet site at http://www.rockwellautomation.com. In the event that we amend or grant any waiver from, a provision of the code of ethics that applies to the principal executive officer, principal financial officer or principal accounting officer and that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver and the reasons therefore on our Internet site.

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the sections entitled ***Executive Compensation***, ***Director Compensation*** and ***Compensation Committee Report*** in the 2010 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Other than the information below, the information required by this Item is incorporated by reference to the sections entitled ***Stock Ownership by Certain Beneficial Owners*** and ***Ownership of Equity Securities by Directors and Executive Officers*** in the 2010 Proxy Statement.

The following table provides information as of September 30, 2009 about our common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of our existing equity compensation plans, including our 2008 Long-Term Incentives Plan, 2000 Long-Term Incentives Plan, 1995 Long-Term Incentives Plan, 2003 Directors Stock Plan and 1995 Directors Stock Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareowners	10,788,746[1]	$40.80	5,119,381[2]
Equity compensation plans not approved by shareowners	14,000[3]	16.05	—
Total	10,802,746	40.77	5,119,381

(1) Represents outstanding options and shares issuable in payment of outstanding performance shares and restricted stock units under our 1995 Long-Term Incentives Plan, 2000 Long-Term Incentives Plan, 2008 Long-Term Incentives Plan, 2003 Directors Stock Plan and 1995 Directors Stock Plan.

(2) Represents 4,787,256 and 332,125 shares available for future issuance under our 2008 Long-Term Incentives Plan and our 2003 Directors Stock Plan, respectively. After September 30, 2009, 142,108 potential shares to be delivered under performance share awards were cancelled under the 2000 Plan and are now available for future awards under the 2008 Plan.

(3) On July 31, 2001, each non-employee director received a grant of options to purchase 7,000 shares of our common stock at an exercise price of $16.05 per share pursuant to Board resolutions. The options became exercisable in substantially equal installments on the first, second and third anniversaries of the grant date and expire ten years from the grant date.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated by reference to the sections entitled ***Board of Directors and Committees*** and ***Corporate Governance*** in the 2010 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated by reference to the section entitled ***Proposal to Approve the Selection of Independent Registered Public Accounting Firm*** in the 2010 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedule***

(a) Financial Statements, Financial Statement Schedule and Exhibits

(1) Financial Statements (all financial statements listed below are those of the Company and its consolidated subsidiaries)

(2) Financial Statement Schedule for the years ended September 30, 2009, 2008 and 2007

Schedules not filed herewith are omitted because of the absence of conditions under which they are required or because the information called for is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

3-a-1 Restated Certificate of Incorporation of the Company, filed as Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, is hereby incorporated by reference.

3-b-1 By-Laws of the Company, as amended and restated effective September 3, 2008, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated September 8, 2008, are hereby incorporated by reference.

4-a-1 Indenture dated as of December 1, 1996 between the Company and The Bank of New York Trust Company, N.A. (formerly JPMorgan Chase, successor to The Chase Manhattan Bank, successor to Mellon Bank, N.A.), as Trustee, filed as Exhibit 4-a to Registration Statement No. 333-43071, is hereby incorporated by reference.

4-a-2 Form of certificate for the Company's 6.70% Debentures due January 15, 2028, filed as Exhibit 4-b to the Company's Current Report on Form 8-K dated January 26, 1998, is hereby incorporated by reference.

4-a-3 Form of certificate for the Company's 5.20% Debentures due January 15, 2098, filed as Exhibit 4-c to the Company's Current Report on Form 8-K dated January 26, 1998, is hereby incorporated by reference.

4-a-4 Form of certificate for the Company's 5.65% Notes due December 31, 2017, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 3, 2007, is hereby incorporated by reference.

4-a-5 Form of certificate for the Company's 6.25% Debentures due December 31, 2037, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 3, 2007, is hereby incorporated by reference.

*10-a-1 Copy of the Company's 1995 Long-Term Incentives Plan, as amended, filed as Exhibit 10-b-1 to the Company's Annual Report on Form 10-K for the year ended September 30, 1998, is hereby incorporated by reference.

*10-a-2 Form of Stock Option Agreement under the Company's 1995 Long-Term Incentives Plan, filed as Exhibit 10-b-5 to the Company's Annual Report on Form 10-K for the year ended September 30, 1998, is hereby incorporated by reference.

*10-a-3 Copy of resolutions of the Board of Directors of the Company, adopted December 1, 1999, amending the Company's 1995 Long-Term Incentives Plan, filed as Exhibit 10-b-8 to the Company's Annual Report on Form 10-K for the year ended September 30, 2002, is hereby incorporated by reference.

*10-a-4 Memorandum of Proposed Amendments to the Rockwell International Corporation 1995 Long-Term Incentives Plan approved and adopted by the Board of Directors of the Company on June 6, 2001 in connection with the spinoff of Rockwell Collins, filed as Exhibit 10-b-8 to the Company's Annual Report on Form 10-K for the year ended September 30, 2001, is hereby incorporated by reference.

*10-a-5 Copy of resolutions of the Board of Directors of the Company, adopted November 6, 2002, amending the Company's 1995 Long-Term Incentives Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, is hereby incorporated by reference.

*10-b-1 Copy of the Company's Directors Stock Plan, as amended February 2, 2000, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is hereby incorporated by reference.

*10-b-2 Forms of Restricted Stock Agreements under the Company's Directors Stock Plan between the Company and each of William T. McCormick, Jr., and Joseph F. Toot, Jr., filed as Exhibit 10-f to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, are hereby incorporated by reference.

*10-b-3 Form of Stock Option Agreement under the Directors Stock Plan, filed as Exhibit 10-c-4 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000, is hereby incorporated by reference.

*10-b-4 Form of Restricted Stock Agreement under the Directors Stock Plan for restricted stock granted between February 2, 2000 and February 6, 2002, filed as Exhibit 10-c-5 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000, is hereby incorporated by reference.

*10-b-5 Form of Restricted Stock Agreement for payment of portion of annual retainer for Board service by issuance of shares of restricted stock, filed as Exhibit 10-c-6 to the Company's Annual Report on Form 10-K for the year ended September 30, 2000, is hereby incorporated by reference.

*10-b-6 Form of Stock Option Agreement for options granted on July 31, 2001 and February 6, 2002 for service on the Board between the Company and each of the Company's Non-Employee Directors, filed as Exhibit 10-c-7 to the Company's Annual Report on Form 10-K for the year ended September 30, 2001, is hereby incorporated by reference.

*10-b-7 Copy of resolution of the Board of Directors of the Company, adopted on December 4, 2002, amending the Company's Directors Stock Plan, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, is hereby incorporated by reference.

*10-b-8 Copy of the Company's 2003 Directors Stock Plan, filed as Exhibit 4-d to the Company's Registration Statement on Form S-8 (No. 333-101780), is hereby incorporated by reference.

*10-b-9 Form of Restricted Stock Agreement under Section 6 of the 2003 Directors Stock Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, is hereby incorporated by reference.

*10-b-10 Form of Stock Option Agreement under Sections 7(a)(i) and 7(a)(ii) of the 2003 Directors Stock Plan, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, is hereby incorporated by reference.

---

* Management contract or compensatory plan or arrangement.

*10-b-11	Memorandum of Amendments to the Company's 2003 Directors Stock Plan approved and adopted by the Board of Directors of the Company on April 25, 2003, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference.
*10-b-12	Form of Restricted Stock Agreement under Section 8(a)(i) of the 2003 Directors Stock Plan, filed as Exhibit 10-c-14 to the Company's Annual Report on Form 10-K for the year ended September 30, 2003, is hereby incorporated by reference.
*10-b-13	Amendments to Restricted Stock Agreements with William T. McCormick, Jr. and Joseph F. Toot, Jr., filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, are hereby incorporated by reference.
*10-b-14	Summary of Non-Employee Director Compensation and Benefits as of October 1, 2008, filed as Exhibit 10-b-14 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008, is hereby incorporated by reference.
*10-b-15	Memorandum of Amendments to the Company's 2003 Directors Stock Plan approved and adopted by the Board of Directors of the Company on November 7, 2007, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, is hereby incorporated by reference.
*10-b-16	Memorandum of Amendments to the Company's 2003 Directors Stock Plan approved and adopted by the Board of Directors of the Company on September 3, 2008, filed as Exhibit 10-b-16 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008, is hereby incorporated by reference.
*10-b-17	Form of Restricted Stock Unit Agreement under Section 6 of the Company's 2003 Director's Stock Plan, as amended, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, is hereby incorporated by reference.
*10-c-1	Copy of resolution of the Board of Directors of the Company, adopted November 6, 1996, adjusting outstanding awards under the Company's (i) 1988 Long-Term Incentives Plan, (ii) 1995 Long-Term Incentives Plan and (iii) Directors Stock Plan, filed as Exhibit 4-g-2 to Registration Statement No. 333-17055, is hereby incorporated by reference.
*10-c-2	Copy of resolution of the Board of Directors of the Company, adopted September 3, 1997, adjusting outstanding awards under the Company's (i) 1988 Long-Term Incentives Plan, (ii) 1995 Long-Term Incentives Plan and (iii) Directors Stock Plan, filed as Exhibit 10-e-3 to the Company's Annual Report on Form 10-K for the year ended September 30, 1997, is hereby incorporated by reference.
*10-c-3	Memorandum of Adjustments to Outstanding Options Under Rockwell International Corporation's 1988 Long-Term Incentives Plan, 1995 Long-Term Incentives Plan and Directors Stock Plan approved and adopted by the Board of Directors of the Company in connection with the spinoff of Conexant, filed as Exhibit 10-d-3 to the Company's Annual Report on Form 10-K for the year ended September 30, 1999, is hereby incorporated by reference.
*10-c-4	Description of amendments to certain Restricted Stock Agreements between the Company and each of Betty C. Alewine, William T. McCormick, Jr., Bruce M. Rockwell and Joseph F. Toot, Jr., filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 7, 2005, is hereby incorporated by reference.
*10-d-1	Copy of the Company's 2000 Long-Term Incentives Plan, as amended through February 4, 2004, filed as Exhibit 10-e-1 to the Company's Annual Report on Form 10-K for the year ended September 30, 2004, is hereby incorporated by reference.
*10-d-2	Memorandum of Proposed Amendments to the Rockwell International Corporation 2000 Long-Term Incentives Plan approved and adopted by the Board of Directors of the Company on June 6, 2001, in connection with the spinoff of Rockwell Collins, filed as Exhibit 10-e-4 to the Company's Annual Report on Form 10-K for the year ended September 30, 2001, is hereby incorporated by reference.
*10-d-3	Forms of Stock Option Agreements under the Company's 2000 Long-Term Incentives Plan, filed as Exhibit 10-e-6 to the Company's Annual Report on Form 10-K for the year ended September 30, 2002, are hereby incorporated by reference.

* Management contract or compensatory plan or arrangement.

*10-d-4 Memorandum of Adjustments to Outstanding Options under Rockwell International Corporation's 1988 Long-Term Incentives Plan, 1995 Long-Term Incentives Plan, 2000 Long-Term Incentives Plan and Directors Stock Plan approved and adopted by the Board of Directors of the Company on June 6, 2001, in connection with the spinoff of Rockwell Collins, filed as Exhibit 10-e-6 to the Company's Annual Report on Form 10-K for the year ended September 30, 2001, is hereby incorporated by reference.

*10-d-5 Copy of resolutions of the Compensation and Management Development Committee of the Board of Directors of the Company adopted December 5, 2001, amending certain outstanding awards under the Company's 1995 Long-Term Incentives Plan and 2000 Long-Term Incentives Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, is hereby incorporated by reference.

*10-d-6 Memorandum of Amendments to Outstanding Restricted Stock Agreements under the Company's 1995 Long-Term Incentives Plan and 2000 Long-Term Incentives Plan, approved and adopted by the Compensation and Management Development Committee of the Board of Directors of the Company on November 7, 2001, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, is hereby incorporated by reference.

*10-d-7 Form of Restricted Stock Agreement under the Company's 2000 Long-Term Incentives Plan, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, is hereby incorporated by reference.

*10-d-8 Memorandum of Amendments to the Company's 2000 Long-Term Incentives Plan, as amended, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 7, 2005, is hereby incorporated by reference.

*10-d-9 Memorandum of Amendments to the Company's 2000 Long-Term Incentives Plan, as amended, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 4, 2005, is hereby incorporated by reference.

*10-d-10 Form of Performance Share Agreement under the Company's 2000 Long-Term Incentives Plan, as amended, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 4, 2005, is hereby incorporated by reference.

*10-d-11 Form of Restricted Stock Agreement under the Company's 2000 Long-Term Incentives Plan, as amended, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 4, 2005, is hereby incorporated by reference.

*10-d-12 Memorandum of Proposed Amendment and Restatement of the Company's 2000 Long-Term Incentives Plan, as amended, approved and adopted by the Board of Directors of the Company on November 7, 2007, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, is hereby incorporated by reference.

*10-d-13 Forms of Stock Option Agreement under the Company's 2000 Long-Term Incentives Plan, as amended, for options granted to executive officers of the Company after December 1, 2007, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, is hereby incorporated by reference.

*10-d-14 Form of Restricted Stock Agreement under the Company's 2000 Long-Term Incentives Plan, as amended, for shares of restricted stock awarded after December 1, 2007, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, is hereby incorporated by reference.

*10-d-15 Form of Performance Share Agreement under the Company's 2000 Long-Term Incentives Plan, as amended, for performance shares awarded after December 1, 2007, filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, is hereby incorporated by reference.

*10-d-16 Copy of resolutions of the Board of Directors of the Company, adopted December 5, 2007 and effective February 6, 2008, amending the Company's 2000 Long-Term Incentives Plan, as amended, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, is hereby incorporated by reference.

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* Management contract or compensatory plan or arrangement.

*10-e-1 Copy of the Company's 2008 Long-Term Incentives Plan, filed as Exhibit 4-c to Registration Statement on Form S-8 (No. 333-150019), is hereby incorporated by reference.

*10-e-2 Form of Stock Option Agreement under the Company's 2008 Long-Term Incentives Plan, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, is hereby incorporated by reference.

*10-e-3 Form of Restricted Stock Agreement under the Company's 2008 Long-Term Incentives Plan, filed as Exhibit 10-e-3 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008, is hereby incorporated by reference.

*10-e-4 Forms of Stock Option Agreement under the Company's 2008 Long-Term Incentives Plan for options granted to executive officers of the Company after December 1, 2008, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, is hereby incorporated by reference.

*10-e-5 Form of Performance Share Agreement under the Company's 2008 Long-Term Incentives Plan for performance shares awarded after December 1, 2008, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, is hereby incorporated by reference.

*10-e-6 Form of Restricted Stock Agreement under the Company's 2008 Long-Term Incentives Plan for shares of restricted stock awarded after December 1, 2008, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, is hereby incorporated by reference.

*10-f Copy of resolutions of the Compensation and Management Development Committee of the Board of Directors of the Company, adopted February 5, 2003, regarding the Corporate Office vacation plan, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, is hereby incorporated by reference.

*10-g-1 Copy of the Company's Deferred Compensation Plan, as amended and restated September 6, 2006, filed as Exhibit 10-f to the Company's Annual Report on Form 10-K for the year ended September 30, 2006, is hereby incorporated by reference.

*10-g-2 Memorandum of Proposed Amendment and Restatement of the Company's Deferred Compensation Plan approved and adopted by the Board of Directors of the Company on November 7, 2007, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, is hereby incorporated by reference.

*10-h Copy of the Company's Directors Deferred Compensation Plan approved and adopted by the Board of Directors of the Company on November 5, 2008, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, is hereby incorporated by reference.

*10-i-1 Copy of the Company's Annual Incentive Compensation Plan for Senior Executive Officers, as amended December 3, 2003, filed as Exhibit 10-i-1 to the Company's Annual Report for the year ended September 30, 2004, is hereby incorporated by reference.

*10-i-2 Copy of the Company's Incentive Compensation Plan, filed as Exhibit 10 to the Company's Current Report on Form 8-K dated September 7, 2005, is hereby incorporated by reference.

*10-i-3 Description of the Company's performance measures and goals for the Company's Incentive Compensation Plan and Annual Incentive Compensation Plan for Senior Executives for fiscal year 2009, contained in the Company's Current Report on Form 8-K dated December 9, 2008, is hereby incorporated by reference.

*10-j-1 Change of Control Agreement dated as of November 9, 2007 between the Company and Keith D. Nosbusch, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated November 15, 2007, is hereby incorporated by reference.

*10-j-2 Form of Change of Control Agreement dated as of November 9, 2007 between the Company and each of Theodore D. Crandall, Steven A. Eisenbrown, Douglas M. Hagerman, John P. McDermott and certain other corporate officers filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated November 15, 2007, is hereby incorporated by reference.

*10-j-3 Letter Agreement dated September 3, 2009 between the Company and Keith D. Nosbusch, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 8, 2009, is hereby incorporated by reference.

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* Management contract or compensatory plan or arrangement.

*10-j-4 Letter Agreement dated September 3, 2009 between Registrant and Theodore D. Crandall, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated September 8, 2009, is hereby incorporated by reference.

10-k-1 Agreement and Plan of Distribution dated as of December 6, 1996, among Rockwell International Corporation (renamed Boeing North American, Inc.), the Company (formerly named New Rockwell International Corporation), Allen-Bradley Company, Inc., Rockwell Collins, Inc., Rockwell Semiconductor Systems, Inc., Rockwell Light Vehicle Systems, Inc. and Rockwell Heavy Vehicle Systems, Inc., filed as Exhibit 10-b to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, is hereby incorporated by reference.

10-k-2 Post-Closing Covenants Agreement dated as of December 6, 1996, among Rockwell International Corporation (renamed Boeing North American, Inc.), The Boeing Company, Boeing NA, Inc. and the Company (formerly named New Rockwell International Corporation), filed as Exhibit 10-c to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, is hereby incorporated by reference.

10-k-3 Tax Allocation Agreement dated as of December 6, 1996, among Rockwell International Corporation (renamed Boeing North American, Inc.), the Company (formerly named New Rockwell International Corporation) and The Boeing Company, filed as Exhibit 10-d to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, is hereby incorporated by reference.

10-l-1 Distribution Agreement dated as of September 30, 1997 by and between the Company and Meritor Automotive, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated October 10, 1997, is hereby incorporated by reference.

10-l-2 Employee Matters Agreement dated as of September 30, 1997 by and between the Company and Meritor Automotive, Inc., filed as Exhibit 2.2 to the Company's Current Report on Form 8-K dated October 10, 1997, is hereby incorporated by reference.

10-l-3 Tax Allocation Agreement dated as of September 30, 1997 by and between the Company and Meritor Automotive, Inc., filed as Exhibit 2.3 to the Company's Current Report on Form 8-K dated October 10, 1997, is hereby incorporated by reference.

10-m-1 Distribution Agreement dated as of December 31, 1998 by and between the Company and Conexant Systems, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated January 12, 1999, is hereby incorporated by reference.

10-m-2 Amended and Restated Employee Matters Agreement dated as of December 31, 1998 by and between the Company and Conexant Systems, Inc., filed as Exhibit 2.2 to the Company's Current Report on Form 8-K dated January 12, 1999, is hereby incorporated by reference.

10-m-3 Tax Allocation Agreement dated as of December 31, 1998 by and between the Company and Conexant Systems, Inc., filed as Exhibit 2.3 to the Company's Current Report on Form 8-K dated January 12, 1999, is hereby incorporated by reference.

10-n-1 Distribution Agreement dated as of June 29, 2001 by and among the Company, Rockwell Collins, Inc. and Rockwell Scientific Company LLC, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 11, 2001, is hereby incorporated by reference.

10-n-2 Employee Matters Agreement dated as of June 29, 2001 by and among the Company, Rockwell Collins, Inc. and Rockwell Scientific Company LLC, filed as Exhibit 2.2 to the Company's Current Report on Form 8-K dated July 11, 2001, is hereby incorporated by reference.

10-n-3 Tax Allocation Agreement dated as of June 29, 2001 by and between the Company and Rockwell Collins, Inc., filed as Exhibit 2.3 to the Company's Current Report on Form 8-K dated July 11, 2001, is hereby incorporated by reference.

10-o-1 364-Day Credit Agreement dated as of March 16, 2009 among the Company, the Banks listed on the signature pages thereof, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Citibank, N.A., The Bank of New York Mellon and Wells Fargo Bank, National Association, as Documentation Agents, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 16, 2009, is hereby incorporated by reference.

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* Management contract or compensatory plan or arrangement.

10-o-2 Three-Year Credit Agreement dated as of March 16, 2009 among the Company, the Banks listed on the signature pages thereof, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Citibank, N.A., The Bank of New York Mellon, and Wells Fargo Bank, National Association, as Documentation Agents, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated March 16, 2009, is hereby incorporated by reference.

10-p Purchase and Sale Agreement dated as of August 24, 2005 by and between the Company and First Industrial Acquisitions, Inc., including the form of Lease Agreement attached as Exhibit I thereto, together with the First Amendment to Purchase and Sale Agreement dated as of September 30, 2005 and the Second Amendment to Purchase and Sale Agreement dated as of October 31, 2005, filed as Exhibit 10-p to the Company's Annual Report on Form 10-K for the year ended September 30, 2005, is hereby incorporated by reference.

10-q-1 Purchase Agreement, dated as of November 6, 2006, by and among Rockwell Automation, Inc., Rockwell Automaton of Ohio, Inc., Rockwell Automation Canada Control Systems, Grupo Industrias Reliance S.A. de C.V., Rockwell Automation GmbH (formerly known as Rockwell International GmbH) and Baldor Electric Company, contained in the Company's Current Report on Form 8-K dated November 9, 2006, is hereby incorporated by reference.

10-q-2 First Amendment to Purchase Agreement dated as of January 24, 2007 by and among Rockwell Automation, Inc., Rockwell Automation of Ohio, Inc., Rockwell Automation Canada Control Systems, Grupo Industrias Reliance S.A. de C.V., Rockwell Automation GmbH and Baldor Electric Company, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, is hereby incorporated by reference.

12 Computation of Ratio of Earnings to Fixed Charges for the Five Years Ended September 30, 2009.

21 List of Subsidiaries of the Company.

23 Consent of Independent Registered Public Accounting Firm.

24 Powers of Attorney authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company.

31.1 Certification of Periodic Report by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

31.2 Certification of Periodic Report by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

32.1 Certification of Periodic Report by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Periodic Report by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Interactive Data Files.

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* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL AUTOMATION, INC.
By /s/ THEODORE D. CRANDALL

Theodore D. Crandall
Senior Vice President and
Chief Financial Officer

Dated: November 18, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on the 18th day of November 2009 by the following persons on behalf of the registrant and in the capacities indicated.

By /s/ THEODORE D. CRANDALL

Theodore D. Crandall
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

By /s/ DAVID M. DORGAN

David M. Dorgan
Vice President and Controller
(Principal Accounting Officer)

KEITH D. NOSBUSCH *
Chairman of the Board,
President and
Chief Executive Officer
(principal executive officer)
and Director

BETTY C. ALEWINE*
Director

VERNE G. ISTOCK*
Director

BARRY C. JOHNSON*
Director

WILLIAM T. MCCORMICK, JR.*
Director

DONALD R. PARFET *
Director

BRUCE M. ROCKWELL*
Director

DAVID B. SPEER*
Director

JOSEPH F. TOOT, JR.*
Director

*By /s/ DOUGLAS M. HAGERMAN

Douglas M. Hagerman, Attorney-in-fact**

** By authority of powers of attorney filed herewith

ROCKWELL AUTOMATION, INC.

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended September 30, 2009, 2008 and 2007

		Additions			
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions (b)	Balance at End of Year
			(in millions)		
*Year ended September 30, 2009					
Allowance for doubtful accounts (a)	$20.2	$10.1	$—	$ 5.7	$24.6
Allowance for excess and obsolete inventory	39.7	27.6	—	14.1	53.2
Valuation allowance for deferred tax assets	45.1	4.2	—	5.5	43.8
*Year ended September 30, 2008					
Allowance for doubtful accounts (a)	$15.2	$ 7.0	$—	$ 2.0	$20.2
Allowance for excess and obsolete inventory	36.3	15.4	—	12.0	39.7
Valuation allowance for deferred tax assets	42.6	2.3	4.4	4.2	45.1
*Year ended September 30, 2007					
Allowance for doubtful accounts (a)	$14.0	$ 4.0	$—	$ 2.8	$15.2
Allowance for excess and obsolete inventory	31.4	16.7	—	11.8	36.3
Valuation allowance for deferred tax assets	36.8	6.2	2.5	2.9	42.6

(a) Includes allowances for current and other long-term receivables.

(b) Consists of amounts written off for the allowance for doubtful accounts and excess and obsolete inventory and adjustments resulting from our ability to utilize foreign tax credits, capital losses, or net operating loss carryforwards for which a valuation allowance had previously been recorded.

* Amounts reported relate to continuing operations in all periods presented.

INDEX TO EXHIBITS*

Exhibit No.	Exhibit
12	Computation of Ratio of Earnings to Fixed Charges for the Five Years Ended September 30, 2009.
21	List of Subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney authorizing certain persons to sign this Annual Report on Form 10-K on behalf of certain directors and officers of the Company.
31.1	Certification of Periodic Report by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2	Certification of Periodic Report by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1	Certification of Periodic Report by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Periodic Report by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data Files.

* See Part IV, Item 15(a)(3) for exhibits incorporated by reference.

Exhibit 31.1

CERTIFICATION

I, Keith D. Nosbusch, certify that:

1. I have reviewed this annual report on Form 10-K of Rockwell Automation, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 18, 2009

/s/ KEITH D. NOSBUSCH

Keith D. Nosbusch
Chairman, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Theodore D. Crandall, certify that:

1. I have reviewed this annual report on Form 10-K of Rockwell Automation, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 18, 2009

/s/ THEODORE D. CRANDALL

Theodore D. Crandall
Senior Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF PERIODIC REPORT

I, Keith D. Nosbusch, Chairman, President and Chief Executive Officer of Rockwell Automation, Inc. (the "Company"), hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) the Annual Report on Form 10-K of the Company for the year ended September 30, 2009 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 18, 2009

/s/ KEITH D. NOSBUSCH

Keith D. Nosbusch
Chairman, President and
Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF PERIODIC REPORT

I, Theodore D. Crandall, Senior Vice President and Chief Financial Officer of Rockwell Automation, Inc. (the "Company"), hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) the Annual Report on Form 10-K of the Company for the year ended September 30, 2009 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 18, 2009

/s/ THEODORE D. CRANDALL

Theodore D. Crandall
Senior Vice President and
Chief Financial Officer

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Rockwell Automation, Inc. Return On Invested Capital and Comparison of Five-Year Cumulative Total Return

This section does not constitute part of our Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

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Supplemental Information

Return On Invested Capital

This annual report contains information regarding Return On Invested Capital (ROIC), which is a non-GAAP financial measure. Management believes that ROIC is useful to investors as a measure of performance and of the effectiveness of the use of capital in its operations. Management uses ROIC as one measure to monitor and evaluate the performance of the company. Our measure of ROIC is likely to differ from that used by other companies. We define ROIC as the percentage resulting from the following calculation:

(a) Income from continuing operations, before special items, interest expense, income tax provision, and purchase accounting depreciation and amortization, divided by;

(b) average invested capital for the year, calculated as a five quarter rolling average using the sum of short-term debt, long-term debt, shareowners' equity, and accumulated amortization of goodwill and other intangible assets, minus cash and cash equivalents, multiplied by;

(c) one minus the effective tax rate for the period.

ROIC is calculated as follows:
(in millions, except percentages)

	Year Ended September 30, 2009	2008
(a) Return		
Income from continuing operations	$217.9	$577.6
Interest expense	60.9	68.2
Income tax provision	56.0	231.3
Purchase accounting depreciation and amortization	18.6	24.2
Special items	(4.0)	46.7
Return	**349.4**	**948.0**
(b) Average Invested Capital		
Short-term debt	70.1	325.1
Long-term debt	904.6	804.5
Shareowners' equity	1,563.5	1,798.5
Accumulated amortization of goodwill and intangibles	648.3	619.0
Cash and cash equivalents	(576.0)	(728.0)
Average invested capital	**2,610.5**	**2,819.1**
(c) Effective Tax Rate		
Income tax provision	56.0	231.3
Income from continuing operations before income taxes	$273.9	$808.9
Effective tax rate	**20.4%**	**28.6%**
(a) / (b) * (1-c) Return On Invested Capital	**10.7%**	**24.0%**

This page does not constitute part of our Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

Comparison of Five-Year Cumulative Total Return

Rockwell Automation,
S&P 500 Index and S&P Electrical Components & Equipment

The following line graph compares the cumulative total shareowner return on our Common Stock against the cumulative total return of the S&P Composite-500 Stock Index and the S&P Electrical Components & Equipment Index for the period of five fiscal years from October 1, 2004 to September 30, 2009, assuming in each case a fixed investment of $100 at the respective closing prices on September 30, 2004 and reinvestment of all dividends.


$300
$250
$200
$150
$100
$50
2004
2005
2006
2007
2008
2009
Fiscal Year Ended September 30
Rockwell Automation
S&P 500 Index
S&P Electrical Components & Equipment

The cumulative total returns on Rockwell Automation Common Stock and each index as of each September 30, 2004-2009 plotted in the above graph are as follows:

	2004	2005	2006	2007	2008	2009
Rockwell Automation*	100.00	138.73	154.57	188.20	103.23	$122.54
S&P 500 Index	100.00	112.25	124.37	144.81	112.99	105.19
S&P Electrical Components & Equipment	100.00	124.50	144.13	186.65	130.18	149.06
Cash dividends per common share	0.66	0.78	0.90	1.16	1.16	1.16

*** Includes the reinvestment of all dividends in our Common Stock.**

This page does not constitute part of our Annual Report on Form 10-K for the fiscal year ended September 30, 2009.

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